SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 28, 2023
KT Corporation

By:	/s/ Seunghoon Chi
Name: Seunghoon Chi
Title: Vice President

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: Director

KT Corporation and Subsidiaries

Consolidated Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

KT Corporation and Subsidiaries

Index

June 30, 2023 and 2022

Page(s)
Report on Review of Interim Financial Statements	1 – 2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	3 – 4

Consolidated Interim Statements of Profit or Loss	5

Consolidated Interim Statements of Comprehensive Income	6

Consolidated Interim Statements of Changes in Equity	7 – 8

Consolidated Interim Statements of Cash Flows	9 – 10

Notes to the Consolidated Interim Financial Statements	11 – 76

Deloitte Anjin LLC 9F., One IFC, 10, Gukjegeumyung-ro, Youngdeungpo-gu, Seoul 07326, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

Independent Auditor’s Review Report

[English Translation of Independent Auditor’s Review Report Originally Issued in Korean on August 14, 2023]

To the Shareholders and the Board of Directors of KT Corporation.

Reviewed Consolidated Interim Financial Statements

We have reviewed the accompanying consolidated interim financial statements of KT Corporation and its subsidiaries (the “Group”). The consolidated interim financial statements consist of the consolidated statement of financial position as of June 30, 2023, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the six-month periods ended June 30, 2023 and 2022, all expressed in Korean won, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No. 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the accompanying consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semi-annual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of consolidated interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other Matters

The accompanying consolidated interim statements of profit or loss, comprehensive income, changes in equity and cash flows for the six-month period ended June 30, 2022 for comparative purpose, were reviewed by other auditors, whose report thereon dated August 16, 2022, expressed that nothing came to their attention that caused them to believe that those consolidated interim financial statements as of June 30, 2022 were not prepared fairly, in all material respects, in accordance with K-IFRS.

The consolidated statement of financial position as of December 31, 2022, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by other auditors, whose report thereon dated March 8, 2023, expressed an unqualified opinion. The accompanying statement of financial position as of December 31, 2022, presented for comparative purposes, is not different from that audited by other auditors in all material respects.

Seoul, Korea

August 14, 2023

Notice to Readers

This review report is effective as of August 14, 2023, the auditor’s review report date. Certain subsequent events or circumstances may have occurred between the auditor’s review report date and the time the auditor’s review report is read. Such events or circumstances could significantly affect the financial statements and may result in modifications to the auditor’s review report.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Financial Position

June 30, 2023 and December 31, 2022

(in millions of Korean won)	Notes	June 30, 2023 (Unaudited)		December 31, 2022
Assets
Current assets
Cash and cash equivalents	4,29	~~W~~	1,805,497	~~W~~	2,449,062
Trade and other receivables, net	4,5,29		5,477,552		6,098,072
Other financial assets	4,6,29		1,295,818		1,322,452
Current tax assets			1,297		1,543
Inventories, net	7		636,921		709,191
Other current assets	8		2,188,675		2,101,212

Total current assets			11,405,760		12,681,532

Non-current assets
Trade and other receivables, net	4,5,29		1,448,655		1,491,046
Other financial assets	4,6,29		2,689,954		2,501,484
Property and equipment, net	9,27		14,675,564		14,772,179
Right-of-use assets	16,27		1,251,634		1,280,334
Investment properties, net	9,27		2,093,792		1,933,358
Intangible assets, net	9,27		3,004,113		3,129,833
Investments in associates and joint ventures	10		1,526,297		1,480,722
Deferred tax assets			597,009		578,443
Net defined benefit assets	14		254,617		311,142
Other non-current assets	8		808,643		820,608

Total non-current assets			28,350,278		28,299,149

Total assets		~~W~~	39,756,038	~~W~~	40,980,681

(Continued)

See accompanying notes to the consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Financial Position

June 30, 2023 and December 31, 2022

(in millions of Korean won)	Notes	June 30, 2023 (Unaudited)		December 31, 2022
Liabilities
Current liabilities
Trade and other payables	4,11,29	~~W~~	6,225,900	~~W~~	7,333,165
Borrowings	4,12,29		2,105,609		1,827,042
Other financial liabilities	4,6,29		17,722		8,791
Current tax liabilities			268,172		232,382
Provisions	13		112,260		109,133
Deferred income	19		56,874		55,737
Other current liabilities	8		1,076,335		1,133,018

Total current liabilities			9,862,872		10,699,268

Non-current liabilities
Trade and other payables	4,11,29		818,496		1,064,099
Borrowings	4,12,29		7,930,432		8,179,643
Other financial liabilities	4,6,29		454,641		412,650
Net defined benefit liabilities	14		56,681		51,654
Provisions	13		102,626		91,233
Deferred income	19		159,792		165,186
Deferred tax liabilities			1,012,199		967,650
Other non-current liabilities	8		904,559		934,575

Total non-current liabilities			11,439,426		11,866,690

Total liabilities			21,302,298		22,565,958

Equity attribute to owners of the Controlling Company
Share capital			1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	17		14,403,961		14,257,343
Accumulated other comprehensive income			25,013		(77,776)
Other components of equity	18		(818,382)		(572,152)

			16,615,349		16,612,172

Non-controlling interests			1,838,391		1,802,551

Total equity			18,453,740		18,414,723

Total liabilities and equity		~~W~~	39,756,038	~~W~~	40,980,681

(Concluded)

See accompanying notes to the consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Profit or Loss

Three- and Six-month Periods Ended June 30, 2023 and 2022

		Three- and Six-Month Periods Ended June 30
(in millions of Korean won, except per share amounts)	Notes	2023 (Unaudited)				2022 (Unaudited)
		Three months		Six months		Three months		Six months
Operating revenue	19,27	~~W~~	6,547,521	~~W~~	12,991,197	~~W~~	6,312,152	~~W~~	12,589,852
Operating expenses	20		5,971,413		11,928,984		5,852,981		11,504,062

Operating profit	27		576,108		1,062,213		459,171		1,085,790
Other income	21		62,945		131,931		91,614		154,311
Other expenses	21		74,399		134,636		64,203		115,359
Finance income	22		126,026		299,360		353,519		514,040
Finance costs	22		148,498		375,279		321,519		474,363
Share of net profits of associates and joint ventures	10		5,952		2,147		21,113		17,468

Profit before income tax expense			548,134		985,736		539,695		1,181,887
Income tax expense	23		115,635		243,609		176,335		363,132

Profit for the period		~~W~~	432,499	~~W~~	742,127	~~W~~	363,360	~~W~~	818,755

Profit for the period attributable to:
Owners of the Controlling Company		~~W~~	394,533	~~W~~	691,147	~~W~~	313,120	~~W~~	722,945
Non-controlling interest			37,966		50,980		50,240		95,810
Earnings per share attributable to the equity holders of the Controlling Company during the period (in Korean won):	24
Basic earnings per share		~~W~~	1,580	~~W~~	2,734	~~W~~	1,327	~~W~~	3,064
Diluted earnings per share			1,578		2,731		1,325		3,057

See accompanying notes to the consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three- and Six-month Periods Ended June 30, 2023 and 2022

		Three- and Six-Month Periods Ended June 30
(in millions of Korean won)	Notes	2023 (Unaudited)				2022 (Unaudited)
		Three months		Six months		Three months		Six months
Profit for the period		~~W~~	432,499	~~W~~	742,127	~~W~~	363,360	~~W~~	818,755
Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liabilities	14		4,114		(1,296)		7,492		7,012
Share of remeasurement gain of associates and joint ventures			(836)		232		(14)		(16)
Gain (loss) on valuation of equity instruments at fair value through other comprehensive income	6		41,222		114,039		(29,773)		(30,759)
Items that may be subsequently reclassified to profit or loss:
Valuation gain on cash flow hedges	6		(9,247)		47,349		102,533		130,365
Other comprehensive income from cash flow hedges reclassified to profit or loss			(8,388)		(75,413)		(120,076)		(153,359)
Share of other comprehensive income from associates and joint ventures			4,532		13,371		(11,677)		(16,610)
Exchange differences on translation of foreign operations			13,924		21,401		9,710		14,547
Other comprehensive income (loss) for the period, net of tax			45,321		119,683		(41,805)		(48,820)
Total comprehensive income for the period		~~W~~	477,820	~~W~~	861,810	~~W~~	321,555	~~W~~	769,935
Total comprehensive income for the period attributable to:
Owners of the Controlling Company		~~W~~	430,149	~~W~~	795,672	~~W~~	273,169	~~W~~	675,229
Non-controlling interests			47,671		66,138		48,386		94,706

See accompanying notes to the consolidated financial statements.

The above interim separate statements of Comprehensive Income should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Six-month Periods Ended June 30, 2023 and 2022

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non- controlling interest		Total equity
Balance at January 1, 2022		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	13,287,390	~~W~~	117,469	~~W~~	(1,433,080)	~~W~~	14,976,536	~~W~~	1,590,625	~~W~~	16,567,161
Comprehensive income
Profit for the period			—		—		722,945		—		—		722,945		95,810		818,755
Remeasurements of net defined benefit liabilities	14		—		—		2,514		—		—		2,514		4,498		7,012
Share of remeasurement of the net defined benefit liabilities of associates and joint ventures			—		—		79		—		—		79		(95)		(16)
Share of other comprehensive loss of associates and joint ventures			—		—		—		(11,607)		—		(11,607)		(5,003)		(16,610)
Valuation loss on cash flow hedge	6		—		—		—		(23,790)		—		(23,790)		796		(22,994)
Loss on valuation of financial instruments at fair value through other comprehensive income			—		—		—		(30,126)		—		(30,126)		(633)		(30,759)
Exchange differences on translation of foreign operations			—		—		—		15,214		—		15,214		(667)		14,547

Total comprehensive income for the period			—		—		725,538		(50,309)		—		675,229		94,706		769,935

Transactions with owners
Dividends paid by the Controlling Company			—		—		(450,393)		—		—		(450,393)		—		(450,393)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(26,407)		(26,407)
Effect of change in connection range			—		—		—		—		—		—		1,000		1,000
Change in ownership interest in subsidiaries			—		—		—		—		3,285		3,285		(19,070)		(15,785)
Appropriations of loss on disposal of treasury stock			—		—		(11,577)		—		11,577		—		—		—
Disposal of treasury stock			—		—		—		—		4,429		4,429		—		4,429
Conversion of redeemable convertible preferred shares of subsidiaries to common shares			—		—		—		—		—		—		58,234		58,234
Others			—		—		—		—		(5,289)		(5,289)		1,693		(3,596)

Subtotal			—		—		(461,970)		—		14,002		(447,968)		15,450		(432,518)

Balance at June 30, 2022 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	13,550,958	~~W~~	67,160	~~W~~	(1,419,078)	~~W~~	15,203,797	~~W~~	1,700,781	~~W~~	16,904,578

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Six-month Periods Ended June 30, 2023 and 2022

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non- controlling interest		Total equity
Balance as at January 1, 2023		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	14,257,343	~~W~~	(77,776)	~~W~~	(572,152)	~~W~~	16,612,172	~~W~~	1,802,551	~~W~~	18,414,723
Comprehensive income
Profit for the period			—		—		691,147		—		—		691,147		50,980		742,127
Remeasurements of net defined benefit liabilities	14		—		—		1,291		—		—		1,291		(2,587)		(1,296)
Share of remeasurement of the net defined benefit liabilities of associates and joint ventures			—		—		223		—		—		223		9		232
Share of other comprehensive gain of associates and joint ventures			—		—		—		10,303		—		10,303		3,068		13,371
Valuation loss on cash flow hedge	6		—		—		—		(27,888)		—		(27,888)		(176)		(28,064)
Gain on valuation of financial instruments at fair value through other comprehensive income			—		—		222		113,822		—		114,044		(5)		114,039
Exchange differences on translation of foreign operations			—		—		—		6,552		—		6,552		14,849		21,401
Total comprehensive income for the period			—		—		692,883		102,789		—		795,672		66,138		861,810
Transactions with owners
Dividends paid by the Controlling Company			—		—		(501,843)		—		—		(501,843)		—		(501,843)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(24,441)		(24,441)
Change in ownership interest in subsidiaries			—		—		—		—		2,405		2,405		(7,608)		(5,203)
Appropriations of loss on disposal of treasury stock			—		—		(44,422)		—		44,422		—		—		—
Acquisition of treasury stock			—		—		—		—		(300,086)		(300,086)		—		(300,086)
Others			—		—		—		—		7,029		7,029		1,751		8,780

Subtotal			—		—		(546,265)		—		(246,230)		(792,495)		(30,298)		(822,793)

Balance as at June 30, 2023 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	14,403,961	~~W~~	25,013	~~W~~	(818,382)	~~W~~	16,615,349	~~W~~	1,838,391	~~W~~	18,453,740

(Concluded)

See accompanying notes to the consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Cash Flows

Six-month Periods Ended June 30, 2023 and 2022

		Six-Month Period Ended June 30
(in millions of Korean won)	Notes	2023 (Unaudited)		2022 (Unaudited)
Cash flows from operating activities
Cash generated from operations	25	~~W~~	2,864,299	~~W~~	2,207,890
Interest paid			(190,745)		(118,981)
Interest received			173,784		138,633
Dividends received			37,661		57,050
Income tax paid			(207,457)		(232,423)

Net cash inflow from operating activities			2,677,542		2,052,169

Cash flows from investing activities
Collection of loans			22,240		25,122
Disposal of financial assets at fair value through profit or loss			65,088		707,256
Disposal of financial assets at amortized cost			924,623		328,574
Disposal of financial assets at fair value through comprehensive income			306		89,792
Disposal of current assets held for sale			—		4,600
Disposal of investments in associates and joint ventures			5,405		35,168
Disposal of property and equipment and investment properties			33,556		110,426
Disposal of intangible assets			4,641		125
Disposal of right-of-use assets			1,330		273
Cash inflow from derivatives contracts			4,888		—
Increase in cash due to business combination			1,765		—
Loans granted			(16,865)		(5,393)
Acquisition of financial assets at fair value through profit or loss			(49,719)		(867,557)
Acquisition of financial assets at amortized cost			(960,331)		(956,632)
Acquisition of financial assets at fair value through other comprehensive income			(501)		(94,384)
Acquisition of investments in associates and joint ventures			(42,911)		(228,490)
Acquisition of property and equipment and investment properties			(1,690,823)		(1,651,881)
Acquisition of intangible assets			(471,838)		(472,864)
Acquisition of right-of-use assets			(568)		(1,789)
Acquisition of derivatives			—		(10)
Decrease in cash due to business combination			(3,134)		(335)
Acquisition of business			—		(7,900)

Net cash outflow from investing activities			(2,172,848)		(2,985,899)

KT Corporation and Subsidiaries

Consolidated Interim Statements of Cash Flows

Six-month Periods Ended June 30, 2023 and 2022

		Six-Month Period Ended June 30
(in millions of Korean won)	Notes	2022 (Unaudited)		2021 (Unaudited)
Cash flows from financing activities
Proceeds from borrowings			3,356,398		2,418,749
Cash inflow from derivatives contracts			26,593		—
Cash inflow from consolidated capital transactions			—		1,040
Cash inflow from other financing activities			2,017		148
Repayments of borrowings			(3,497,760)		(1,006,272)
Dividends paid			(526,268)		(476,800)
Decrease in lease liabilities			(208,342)		(189,389)
Decrease in other financial liabilities			(4)		—
Acquisition of treasury stock			(300,086)		—
Transactions with non-controlling interest			(3,085)		(15,779)

Net cash inflow (outflow) from financing activities	26		(1,150,537)		731,697

Effect of exchange rate change on cash and cash equivalents			2,278		4,165

Net increase (decrease) in cash and cash equivalents			(643,565)		(197,868)
Cash and cash equivalents
Beginning of the period			2,449,062		3,019,592

End of the period		~~W~~	1,805,497	~~W~~	2,821,724

See accompanying notes to the consolidated financial statements.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

1.	General Information

The consolidated financial statements have been prepared by KT Corporation, the “Controlling company” as defined under Korean IFRS 1110 Consolidated Financial Statements, by consolidating 86 subsidiaries (collectively referred to as the “Group”) including BC Card Co., Ltd., etc. as described in Note 1.2

1.1	The Controlling Company

The Controlling Company, in accordance with the Korea Telecommunications Corporation Act, was established as a 100% government-invested institution on January 1, 1982, when it comprehensively succeeded the telegraph and telephone business from the Korea Communications Commission (former Ministry of Information and Communication) to promote management of public telecommunications business and communication technology, and to contribute to improvement of public welfare. After its establishment, the Controlling Company has been operating in public telecommunications business through a nationwide business network including headquarters and business departments. The address of the registered headquarter is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Republic of Korea.

On October 1, 1997, the Controlling Company was converted into a government-invested institution pursuant to the Act on Management Structure Improvement and Privatization of Public Enterprises and was listed on the KRX stock market which was established by the Korea Exchange. On May 29, 1999, the Controlling Company was listed on the New York Stock Exchange by issuing a stock depository certificate containing newly issued 24,282,195 shares of common stock along with 20,813,311 shares held by the government. On July 2, 2001, a stock depository certificate containing 55,502,161 stocks held by the government was additionally issued and listed on the New York Stock Exchange.

In 2002, the Controlling Company acquired the entirety of shares previously held by the government in accordance with the Korean government’s public enterprise privatization plan. As of June 30, 2023, the Korean government does not own any shares in the Controlling Company.

1.2	Consolidated Subsidiaries

(1)	The consolidated subsidiaries as of June 30, 2023 and December 31, 2022, are as follows:

			Controlling Interest [1] (%)
Subsidiary	Type of business	Location	June 30, 2023	December 31, 2022	Closing month
KT Linkus Co., Ltd.	Public telephone maintenance	Korea	92.4%	92.4%	December
KT Submarine Co., Ltd. [2,5]	Submarine cable construction and maintenance	Korea	32.9%	32.9%	December
KT Telecop Co., Ltd.	Security service	Korea	86.8%	86.8%	December
KT Alpha Co., Ltd. [5]	Data communication	Korea	73.0%	73.0%	December
KT Service Bukbu Co., Ltd.	Opening services of fixed line	Korea	67.3%	67.3%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

			Controlling Interest [1] (%)
Subsidiary	Type of business	Location	June 30, 2023	December 31, 2022	Closing month
KT Service Nambu Co., Ltd.	Opening services of fixed line	Korea	77.3%	77.3%	December
KT Commerce Inc.	B2C, B2B service	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.3	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.4	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.5	Investment fund	Korea	100.0%	100.0%	December
BC-VP Strategic Investment Fund No.1	Investment fund	Korea	100.0%	100.0%	December
BC Card Co., Ltd.	Credit card business	Korea	69.5%	69.5%	December
VP Inc. [5]	Payment security service for credit card, others	Korea	69.7%	69.7%	December
H&C Network	Call center for financial sectors	Korea	100.0%	100.0%	December
BC Card China Co., Ltd.	Software development and data processing	China	100.0%	100.0%	December
INITECH Co., Ltd. [5]	Internet banking ASP and security solutions	Korea	63.5%	61.3%	December
Smartro Co., Ltd.	VAN (Value Added Network) business	Korea	64.5%	64.5%	December
KTDS Co., Ltd. [5]	System integration and maintenance	Korea	95.6%	95.6%	December
KT M&S Co., Ltd.	PCS distribution	Korea	100.0%	100.0%	December
GENIE Music Corporation [3,5]	Online music production and distribution	Korea	36.0%	36.0%	December
KT MOS Bukbu Co., Ltd. [5]	Telecommunication facility maintenance	Korea	100.0%	100.0%	December
KT MOS Nambu Co., Ltd. [5]	Telecommunication facility maintenance	Korea	98.4%	98.4%	December
KT Skylife [5]	Satellite TV	Korea	50.6%	50.2%	December
Skylife TV Co., Ltd.	TV contents provider	Korea	100.0%	100.0%	December
KT Estate Inc.	Residential building development and supply	Korea	100.0%	100.0%	December
KT Investment Management Inc.	Asset management, real estate and consulting services	Korea	100.0%	100.0%	December
NEXR Co., Ltd.	Cloud system implementation	Korea	100.0%	100.0%	December
KTGDH Co., Ltd.	Data center development and related service	Korea	100.0%	100.0%	December
KT Sat Co., Ltd.	Satellite communication business	Korea	100.0%	100.0%	December
Nasmedia, Co., Ltd. [2,5]	Solution provider and IPTV advertisement sales business	Korea	44.1%	44.0%	December
KT Sports Co., Ltd.	Management of sports teams	Korea	100.0%	100.0%	December
KT Music Contents Fund No.2	Music and contents investment business	Korea	100.0%	100.0%	December
KT-Michigan Global Content Fund	Content investment business	Korea	88.6%	88.6%	December
KTCS Corporation [2,5]	Database and online information provider	Korea	34.1%	34.1%	December
KTIS Corporation [2,5]	Database and online information provider	Korea	33.3%	33.3%	December
KT M Mobile Co., Ltd.	Special category telecommunications operator and sales of communication device	Korea	100.0%	100.0%	December
KT Investment Co., Ltd.	Financing business for new technology	Korea	100.0%	100.0%	December
PlayD Co., Ltd.	Advertising agency	Korea	70.4%	70.4%	December
Next Connect PFV	Residential building development and supply	Korea	100.0%	100.0%	December
KT Rwanda Networks Ltd.	Network installation and management	Rwanda	51.0%	51.0%	December
AOS Ltd.	System integration and maintenance	Rwanda	51.0%	51.0%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

			Controlling Interest [1] (%)
Subsidiary	Type of business	Location	June 30, 2023	December 31, 2022	Closing month
KT Japan Co., Ltd.	Foreign investment business and local counter work	Japan	100.0%	100.0%	December
East Telecom LLC	Wireless/fixed line internet business	Uzbekistan	91.6%	91.6%	December
KT America, Inc.	Foreign investment business and local counter work	USA	100.0%	100.0%	December
PT. BC Card Asia Pacific	Software development and supply	Indonesia	99.9%	99.9%	December
KT Hongkong Telecommunications Co., Ltd.	Fixed line telecommunication business	Hong Kong	100.0%	100.0%	December
Korea Telecom Singapore Pte. Ltd.	Foreign investment business and local counter work	Singapore	100.0%	100.0%	December
Texnoprosistem LLC	Fixed line internet business	Uzbekistan	100.0%	100.0%	December
Nasmedia Thailand Co., Ltd.	Internet advertising solution	Thailand	99.9%	99.9%	December
KT Huimangjieum	Manufacturing	Korea	100.0%	100.0%	December
K-REALTY RENTAL HOUSING REIT 3	Residential building	Korea	88.6%	88.6%	December
Storywiz Co., Ltd.	Contents and software development and supply	Korea	100.0%	100.0%	December
KT Engineering Co., Ltd.	Telecommunication facility construction and maintenance	Korea	100.0%	100.0%	December
KT Studio Genie Co., Ltd.	Data communication service and data communication construction business	Korea	90.9%	90.9%	December
KHS Corporation	Operation and maintenance of facilities	Korea	100.0%	100.0%	December
Lolab Co., Ltd.	Truck transportation and trucking arrangement business	Korea	79.8%	79.8%	December
HCN Co., Ltd.	Cable television service	Korea	100.0%	100.0%	December
Millie Seojae [3]	Book contents service	Korea	38.6%	38.6%	December
KT ES Pte. Ltd.	Foreign investment business	Singapore	57.6%	57.6%	December
Epsilon Global Communications PTE. Ltd.	Network service industry	Singapore	100.0%	100.0%	December
Epsilon Telecommunications (SP) PTE. Ltd.	Fixed line telecommunication business	Singapore	100.0%	100.0%	December
Epsilon Telecommunications (US) PTE. Ltd.	Fixed line telecommunication business	Singapore	100.0%	100.0%	December
Epsilon Telecommunications Limited	Fixed line telecommunication business	UK	100.0%	100.0%	December
Epsilon Telecommunications (HK) Limited	Fixed line telecommunication business	Hong Kong	100.0%	100.0%	December
Epsilon US Inc.	Fixed line telecommunication business	USA	100.0%	100.0%	December
Epsilon Telecommunications (BG) EOOD	Employee support service	Bulgaria	100.0%	100.0%	December
Nasmedia-KT Alpha Future Growth Strategic Investment Fund	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund 6	Investment fund	Korea	100.0%	100.0%	December
Altimedia Corporation	Software development and delivery	Korea	100.0%	100.0%	December
Altimidia B.V. (formerly Alticast B.V.)	Software development and delivery	Netherlands	100.0%	100.0%	December
Altimidia Vietnam (formerly Alticast Company Limited)	Software development and delivery	Vietnam	100.0%	100.0%	December
BCCARD VIETNAM LTD.	Software sales business	Vietnam	100.0%	100.0%	December
KTP SERVICES INC.	Fixed line telecommunication business	Philippines	100.0%	100.0%	December
KT RUS LLC	Foreign investment business	Russia	100.0%	100.0%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

			Controlling Interest [1] (%)
Subsidiary	Type of business	Location	June 30, 2023	December 31, 2022	Closing month
Hangang Real Estate Investment Trust No. 24	Investment fund	Korea	75.0%	75.0%	December
KT DX Vietnam Company Limited	Software development	Vietnam	100.0%	100.0%	December
KT Cloud Co., Ltd	Information telecommunication business	Korea	100.0%	100.0%	December
Pocheon Jeonggyori Development Co., Ltd.	Residential building development	Korea	80.9%	80.9%	December
PT CRANIUM ROYAL ADITAMA	Software development	Indonesia	67.0%	67.0%	December
KT Primorye IDC LLC	Data processing and associated service delivery	Russia	99.0%	99.0%	December
Juice Inc. [3,5]	Online information provider/Software development and delivery	Korea	42.6%	41.2%	December
open cloud lab Co., Ltd (formerly SPARK AND ASSOCIATES INC.)	IT consulting service and Telecommunication equipment sales	Korea	100.0%	100.0%	December
KD Living, Inc.	Residential building management	Korea	100.0%	—	December
KT HEALTHCARE VINA COMPANY LIMITED	Medical service	Vietnam	80.9%	—	December
K-Realty Qualified Private Real Estate Investment Trust No. 1 [4]	Real estate management	Korea	6.5%	—	December
AQUA RETAIL VIETNAM COMPANY LIMITED	E-voucher issuance and trading business	Vietnam	100.0%	—	December

[1]	Sum of the interests owned by the Controlling Company and subsidiaries.
[2]

Although the Controlling Company owns less than 50% interest in Nasmedia, Co., Ltd., KT Submarine Co., Ltd., KTCS Corporation and KTIS Corporation, these entities are consolidated as the Controlling Company can exercise the majority of the voting rights in its decision-making process at all times considering voting patterns at previous shareholders’ meetings.

[3]

Although the Controlling Company owns less than 50% interest in Millie Seojae, Juice Inc. and GENIE Music Corporation, these entities are consolidated as the Controlling Company holds the majority of the voting right based on an agreement with other investors.

[4]

Although the Controlling Company owns less than 50% interest in K-Realty Qualified Private Real Estate Investment Trust No. 1, the company is consolidated by comprehensively considering the criteria for determining control, such as ‘power’, ‘variable profit’, and ‘relationship between power and variable profit’, rather than simply judging by the interests owned by the company.

[5]	The number of treasury stocks held by subsidiaries are deducted from the total number of shares when calculating the controlling percentage interest.

(2)	Changes in Scope of Consolidation

Subsidiaries newly included/excluded in the consolidation during the six-month period ended June 30, 2023:

Changes	Location	Name of subsidiary	Reason
Included	Korea	KD Living, Inc.	Transferred
Included	Vietnam	KT HEALTHCARE VINA COMPANY LIMITED	Newly established
Included	Korea	K-Realty Qualified Private Real Estate Investment Trust No. 1	Transferred
Included	Vietnam	AQUA RETAIL VIETNAM COMPANY LIMITED	Newly established
Excluded	United Arab Emirates	Epsilon M E A General Trading LLC	Liquidated
Excluded	Korea	Alpha DX Solution Co., Ltd.	Merged
Excluded	Korea	KT Strategic Investment Fund No.2	Liquidated

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(3)	Summarized information for consolidated subsidiaries as of June 30, 2023 and December 31, 2022 and for the six-month periods ended June 30, 2023 and 2022, is as follows:

(in millions of Korean won)	June 30, 2023				Six-month periods ended June 30, 2023 [3]
	Total assets		Total liabilities		Operating revenues [3]		Profit (loss) for the period [3]
KT Linkus Co., Ltd.	~~W~~	64,074	~~W~~	62,762	~~W~~	39,337	~~W~~	1,254
KT Submarine Co., Ltd.		149,486		31,686		26,527		6,186
KT Telecop Co., Ltd.		382,108		239,507		262,124		3,216
KT Alpha Co., Ltd.		394,546		146,814		217,449		12,496
KT Service Bukbu Co., Ltd.		55,952		49,580		115,457		(2,482)
KT Service Nambu Co., Ltd.		70,699		59,219		140,109		(2,491)
BC Card Co., Ltd. [1]		5,090,199		3,508,963		2,002,365		30,635
H&C Network [1]		81,639		4,449		13,728		933
Nasmedia Co., Ltd. [1]		476,831		234,458		67,510		7,646
KTDS Co., Ltd. [1]		352,989		171,761		340,777		18,873
KT M&S Co., Ltd.		222,899		168,709		320,488		3,215
KT MOS Bukbu Co., Ltd.		49,323		27,393		47,848		5,798
KT MOS Nambu Co., Ltd.		46,124		25,284		47,564		4,246
KT Skylife Co., Ltd. [1]		1,323,728		442,921		516,072		24,208
KT Estate Inc. [1]		2,480,465		843,122		258,212		10,979
KT GDH Co., Ltd.		12,335		1,568		2,233		303
KT Sat Co., Ltd.		679,578		84,686		86,592		13,567
KT Sports Co., Ltd.		32,372		25,907		30,107		(6,291)
KT Music Contents Fund No.2		15,721		142		285		138
KT-Michigan Global Content Fund		2,357		—		—		13
KT M Mobile Co., Ltd.		165,156		59,754		145,227		3,119
KT Investment Co., Ltd. [1]		111,833		83,979		23,019		3,681
KTCS Corporation [1]		398,979		205,250		470,984		9,910
KTIS Corporation		403,005		198,931		287,211		9,489
Next Connect PFV		668,291		323,038		—		(1,514)
KT Japan Co., Ltd. [1]		1,752		2,969		1,382		(6)
KT America, Inc.		6,100		738		4,562		86
KT Rwanda Networks Ltd. [2]		126,245		290,245		16,247		(28,379)
AOS Ltd. [2]		11,152		805		4,129		680
KT Hong Kong Telecommunications Co., Ltd.		11,281		5,199		9,475		115
KT Huimangjieum [1]		8,314		2,536		8,159		1,359
KT Engineering Co., Ltd.		110,547		64,160		80,823		(5,235)
KT Studio Genie Co., Ltd. [1]		984,991		250,663		233,832		14,975
Lolab Co., Ltd.		47,789		36,785		79,795		(6,841)
East Telecom LLC [1]		47,201		22,985		14,594		3,373
KT ES Pte. Ltd. [1]		249,157		97,582		43,125		(3,851)
KTP SERVICES INC.		2,770		903		283		12

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(in millions of Korean won)	June 30, 2023		Six-month periods ended June 30, 2023 [3]
	Total assets	Total liabilities	Operating revenues [3]	Profit (loss) for the period [3]
Altimedia Corporation [1]	46,299	14,512	21,909	2,768
KT RUS LLC [1]	511	4	—	(382)
KT DX Vietnam Company Limited	1,809	27	23	(94)
KT Cloud Co., Ltd. [1]	1,333,268	211,249	302,433	18,345
KT Healthcare Vina Co., Ltd.	13,979	518	—	(138)
K-Realty Qualified Private Real Estate Investment Trust No. 1	80,488	50,825	1,965	(947)
AQUA RETAIL VIETNAM COMPANY LIMITED	1,449	—	—	4

[1]	As intermediate controlling companies, financial information from their consolidated financial statements is presented.
[2]	Convertible preferred stock issued by subsidiaries as of the end of the reporting period is included in liabilities.
[3]	Profit or loss from the date of acquisition of control to the end of the reporting period is included.

(in millions of Korean won)	December 31, 2022				Six-month periods ended June 30, 2022 [3]
	Total assets		Total liabilities		Operating revenues [3]		Profit (loss) for the period
KT Linkus Co., Ltd.	~~W~~	47,734	~~W~~	47,498	~~W~~	36,268	~~W~~	(1,495)
KT Submarine Co., Ltd.		120,255		7,884		22,307		417
KT Telecop Co., Ltd.		370,004		230,965		255,936		3,401
KT Alpha Co., Ltd.		406,236		172,211		262,842		8,938
KT Service Bukbu Co., Ltd.		74,673		65,820		120,640		1,623
KT Service Nambu Co., Ltd.		80,450		66,479		142,359		2,976
BC Card Co., Ltd. [1]		5,666,075		4,109,200		1,893,430		108,161
H&C Network [1]		82,737		6,640		13,951		549
Nasmedia Co., Ltd. [1]		516,945		275,730		71,606		14,069
KTDS Co., Ltd. [1]		401,932		228,474		339,308		26,081
KT M&S Co., Ltd.		255,310		204,336		335,839		8,391
KT MOS Bukbu Co., Ltd.		38,684		22,553		37,064		1,685
KT MOS Nambu Co., Ltd.		42,011		25,416		36,518		1,958
KT Skylife Co., Ltd. [1]		1,359,166		503,679		495,018		35,414
KT Estate Inc. [1]		2,480,489		836,672		248,227		52,921
KT GDH Co., Ltd.		12,059		1,596		2,156		247
KT Sat Co., Ltd.		677,980		89,644		87,192		14,580
KT Sports Co., Ltd.		28,220		15,461		31,294		(4,150)
KT Music Contents Fund No.2		15,718		277		754		593
KT-Michigan Global Content Fund		2,371		27		22		(2)
KT M Mobile Co., Ltd.		152,114		49,816		125,077		(124)
KT Investment Co., Ltd. [1]		103,354		79,182		2,852		879
KTCS Corporation [1]		419,726		228,618		494,582		10,469
KTIS Corporation		396,208		199,204		260,534		11,596
Next Connect PFV		624,734		277,967		—		(814)

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(in millions of Korean won)	December 31, 2022		Six-month periods ended June 30, 2022 [3]
	Total assets	Total liabilities	Operating revenues [3]	Profit (loss) for the period
KT Japan Co., Ltd. [1]	1,888	3,141	847	796
KT America, Inc.	5,945	843	3,546	90
KT Rwanda Networks Ltd. [2]	126,721	267,369	14,392	(11,617)
AOS Ltd. [2]	10,972	905	4,013	677
KT Hong Kong Telecommunications Co., Ltd.	10,505	4,768	9,988	317
KT Huimangjieum [1]	6,984	2,582	8,965	1,200
KT Engineering Co., Ltd.	141,463	89,853	103,050	4,958
KT Studio Genie Co., Ltd. [1]	987,270	268,911	221,286	8,383
Lolab Co., Ltd.	35,091	17,247	18,867	(1,776)
East Telecom LLC [1]	42,691	21,645	13,361	3,772
KT ES Pte. Ltd. [1]	240,721	88,640	34,720	(8,130)
KTP SERVICES INC.	3,832	2,044	515	54
Altimedia Corporation [1]	44,861	15,777	22,896	4,097
KT RUS LLC	967	16	—	(633)
KT DX Vietnam Company Limited	1,815	6	—	(4)
KT Cloud Co., Ltd. [1]	1,348,684	245,872	129,696	15,478

[1]	As intermediate controlling companies, financial information from their consolidated financial statements is presented
[2]	Convertible preferred stock issued by subsidiaries as of the end of the reporting period is included in liabilities.
[3]	Profit or loss from the date of acquisition of control to the end of the reporting period is included.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

2.	Material Accounting Policies

2.1	Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS” or “K-IFRS”). The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The consolidated interim financial statements of the Group for the six-month period ended June 30, 2023, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. These consolidated interim financial statements have been prepared in accordance with Korean IFRS which is effective or has been early adopted as of June 30, 2023.

2.2	Changes in Accounting Policies and Disclosures

(1)	New and amended standards and interpretations adopted by the Group

The Group has applied the following standards and interpretations for the first time for their annual reporting period commencing January 1, 2023.

•	K-IFRS 1001 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements - Disclosure of Accounting Policies (Amendment)

The amendments change the requirements in K-IFRS 1001 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in K-IFRS 1001 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

•	K-IFRS 1001 Presentation of Financial Statements - Disclosure of financial liabilities with condition to adjust exercise price (Amendment)

The amendments require disclosure of valuation gains or losses (limited to those recognized in the profit or loss) of the conversion options or warrants (or financial liabilities including them), if all or part of the financial instrument with exercise price that is adjusted depending on the issuer’s share price change is classified as financial liability as defined in paragraph 11 (2) of K-IFRS 1032.

•	K-IFRS 1008 Accounting Polices, Changes in Accounting Estimates and Errors - Definition of Accounting Estimates (Amendment)

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”.

The definition of a change in accounting estimates was deleted. However, the KASB retained the concept of changes in accounting estimates in the Standard with the following clarifications:

•	A change in accounting estimate that results from new information or new developments is not the correction of an error

•

The effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors

•	K-IFRS 1012 Income Taxes - Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendment)

The amendments introduce a further exception from the initial recognition exemption. Under the amendments, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences.

Depending on the applicable tax law, equal taxable and deductible temporary differences may arise on initial recognition of an asset and liability in a transaction that is not a business combination and affects neither accounting nor taxable profit. For example, this may arise upon recognition of a lease liability and the corresponding right-of-use asset applying K-IFRS 1116 at the commencement date of a lease.

Following the amendments to K-IFRS 1012, an entity is required to recognise the related deferred tax asset and liability, with the recognition of any deferred tax asset being subject to the recoverability criteria in K-IFRS 1012.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

The amendments apply to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period an entity recognises:

•

A deferred tax asset (to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised) and a deferred tax liability for all deductible and taxable temporary differences associated with:

①	Right-of-use assets and lease liabilities

②	Decommissioning, restoration and similar liabilities and the corresponding amounts recognised as part of the cost of the related asset

•	The cumulative effect of initially applying the amendments is recognized as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(2) New standards and interpretations not yet adopted by the Group

The amended accounting standard issued that is not mandatory for the annual reporting period commencing January 1, 2023 and has not been early adopted by the Group is as follows:

•	K-IFRS 1001 Presentation of Financial Statements - Classification of Liabilities as Current or Non-current (Amendment)

The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

In addition, the amendments specify that only covenants that an entity is required to comply with on or before the end of the reporting period affect the entity’s right to defer settlement of a liability for at least twelve months after the reporting date. Such covenants affect whether the right exists at the end of the reporting period, even if compliance with the covenant is assessed only after the reporting date.

The amendments also specify that the right to defer settlement is not affected if an entity only has to comply with a covenant after the reporting period. However, if the entity’s right to defer settlement of a liability is subject to the entity complying with covenants within twelve months after the reporting period, an entity discloses information that enables users of financial statements to understand the risk of the liabilities becoming repayable within twelve months after the reporting period. This would include information about the covenants (including the nature of the covenants and when the entity is required to comply with them), the carrying amount of related liabilities and facts and circumstances, if any, that indicate that the entity may have difficulties complying with the covenants.

The above amendments are applied retrospectively for annual reporting periods beginning on or after 1 January 2024, with early application permitted.

The Group is in review for the impact of the above amendments on the Group’s consolidated financial statements.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

2.3	Accounting Policies

Material accounting policies and method of computation used in the preparation of the consolidated interim financial statements are consistent with those of the consolidated financial statements for the year ended December 31, 2022, except for the changes due to the application of amendment and enactments of standards described in Note 2.2 (1) and as described below.

(1)	Income Tax Expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual effective income tax rate is applied to the pre-tax income of the interim period.

3.	Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Group to make estimates and assumptions concerning the future. Management also needs to exercise judgement in applying the Group’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the actual results, it poses significant risk of resulting in a material adjustment.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

4.	Financial Instruments by Category

(1)	Financial instruments by category as of June 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	June 30, 2023
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	1,805,497	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,805,497
Trade and other receivables		6,802,420		—		123,787		—		6,926,207
Other financial assets		1,099,733		1,015,820		1,660,016		210,203		3,985,772

(in millions of Korean won)	June 30, 2023
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit or loss		Derivatives used for hedging		Others		Total
Trade and other payables	~~W~~	6,546,696	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	6,546,696
Borrowings		10,036,041		—		—		—		10,036,041
Other financial liabilities		290,806		164,088		17,469		—		472,363
Lease liabilities		—		—		—		1,131,461		1,131,461

(in millions of Korean won)	December 31, 2022
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	2,449,062	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,449,062
Trade and other receivables		7,459,994		—		129,124		—		7,589,118
Other financial assets		1,060,058		1,064,856		1,508,192		190,830		3,823,936

(in millions of Korean won)	December 31, 2022
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit or loss		Derivatives used for hedging		Others		Total
Trade and other payables [1]	~~W~~	8,397,264	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	8,397,264
Borrowings		10,006,685		—		—		—		10,006,685
Other financial liabilities		246,606		141,280		33,555		—		421,441
Lease liabilities		—		—		—		1,172,038		1,172,038

[1]	Amounts related to employee benefit plans are included in Trade and other payables.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

5.	Trade and Other Receivables

(1)	Trade and other receivables as of June 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	June 30, 2023
	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,380,771	~~W~~	(346,930)	~~W~~	(7,712)	~~W~~	3,026,129
Other receivables		2,535,545		(80,887)		(3,235)		2,451,423

Total	~~W~~	5,916,316	~~W~~	(427,817)	~~W~~	(10,947)	~~W~~	5,477,552

Non-current assets
Trade receivables	~~W~~	332,665	~~W~~	(1,039)	~~W~~	(16,742)	~~W~~	314,884
Other receivables		1,281,414		(133,858)		(13,785)		1,133,771

Total	~~W~~	1,614,079	~~W~~	(134,897)	~~W~~	(30,527)	~~W~~	1,448,655

(in millions of Korean won)	December 31, 2022
	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,439,542	~~W~~	(342,539)	~~W~~	(6,926)	~~W~~	3,090,077
Other receivables		3,092,261		(82,243)		(2,023)		3,007,995

Total	~~W~~	6,531,803	~~W~~	(424,782)	~~W~~	(8,949)	~~W~~	6,098,072

Non-current assets
Trade receivables	~~W~~	408,098	~~W~~	(1,199)	~~W~~	(11,540)	~~W~~	395,359
Other receivables		1,249,096		(136,300)		(17,109)		1,095,687

Total	~~W~~	1,657,194	~~W~~	(137,499)	~~W~~	(28,649)	~~W~~	1,491,046

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(2)	Details of other receivables as of June 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	June 30, 2023		December 31, 2022
Loans	~~W~~	89,087	~~W~~	98,953
Receivables [1]		2,085,260		2,668,545
Accrued income		39,072		32,218
Refundable deposits		325,561		339,450
Loans receivable		1,085,320		1,013,428
Finance lease receivables		114,510		105,690
Others		61,129		63,941
Less: Provision for impairment		(214,745)		(218,543)

	~~W~~	3,585,194	~~W~~	4,103,682

[1]	As of June 30, 2023, credit sales asset of ~~W~~1,353,593 million (December 31, 2022: ~~W~~1,960,579 million) held by BC Card Co., Ltd. are included.

(3)	The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as of June 30, 2023.

(4)

The Group classifies a certain portion of trade receivables as financial assets at fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.	Other Financial Assets and Liabilities

(1)	Details of other financial assets and liabilities as of June 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	June 30, 2023		December 31, 2022
Other financial assets
Financial assets at amortized cost [1]	~~W~~	1,099,733	~~W~~	1,060,058
Financial assets at fair value through profit or loss [1,2]		1,015,820		1,064,856
Financial assets at fair value through other comprehensive income [1]		1,660,016		1,508,192
Derivatives used for hedging		210,203		190,830
Less: Non-current		(2,689,954)		(2,501,484)

Current	~~W~~	1,295,818	~~W~~	1,322,452

Other financial liabilities
Financial liabilities at amortized cost [3]	~~W~~	290,806	~~W~~	246,606
Financial liabilities at fair value through profit or loss		164,088		141,280
Derivatives used for hedging		17,469		33,555
Less: Non-current		(454,641)		(412,650)

Current	~~W~~	17,722	~~W~~	8,791

[1]

As of June 30, 2023, the Group’s other financial assets amount to ~~W~~114,598 million (December 31, 2022: ~~W~~102,215 million) and consist of checking account deposits, time deposits and others which are subject to withdrawal restrictions.

[2]

As of June 30, 2023, the Group provided investments in Korea Software Financial Cooperative and others amounting to ~~W~~7,155 million as a collateral for the payment guarantee provided by the Cooperative.

[3]	The amount includes liabilities related to the obligation to acquire additional shares in Epsilon Global Communications Pte. Ltd. and MILLIE Co., Ltd. (Note 15).

(2)	Financial Assets at fair value through profit or loss

1)	Details of financial assets at fair value through profit or loss as of June 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	June 30, 2023		December 31, 2022
Equity instruments (Listed)	~~W~~	16,260	~~W~~	26,647
Equity instruments (Unlisted)		50,311		72,517
Debt securities		945,860		942,274
Derivative held for trading [1]		3,389		23,418

Subtotal		1,015,820		1,064,856
Less: Non-current		(622,961)		(609,887)

Current	~~W~~	392,859	~~W~~	454,969

[1]	Derivative assets amounting to ~~W~~1,015 million, which is recognized by an agreement with LS Cable & System Ltd. in connection with KT Submarine Co., Ltd, is included. (Note 15).

2)	The maximum exposure of debt instruments of financial assets recognized at fair value through profit or loss to credit risk is the carrying amount as of June 30, 2023.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(3)	Financial Assets at fair value through other comprehensive income

1)	Details of financial assets at fair value through other comprehensive income as of June 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	June 30, 2023		December 31, 2022
Equity instruments (Listed)	~~W~~	1,158,897	~~W~~	1,006,476
Equity instruments (Unlisted)		495,482		496,284
Debt securities		5,637		5,432

Subtotal		1,660,016		1,508,192
Less: Non-current		(1,660,016)		(1,508,192)

Current	~~W~~	—	~~W~~	—

2)

Upon disposal of these equity instruments, any balance within the accumulated other comprehensive income is reclassified to retained earnings rather than to profit or loss. Upon disposal of debt securities, remaining balance of the accumulated other comprehensive income of debt investments is reclassified to profit or loss.

(4)	Derivatives used for hedging

1)	Details of valuation of derivatives used for hedging as of June 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	June 30, 2023				December 31, 2022
	Assets		Liabilities		Assets		Liabilities
Interest rate swap [1,3]	~~W~~	2,853	~~W~~	—	~~W~~	4,236	~~W~~	—
Currency swap [2,3]		207,350		17,469		186,594		33,555

Subtotal		210,203		17,469		190,830		33,555
Less: Non-current		(189,756)		(17,469)		(147,141)		(33,555)

Current	~~W~~	20,447	~~W~~	—	~~W~~	43,689	~~W~~	—

[1]	The interest rate swap contract is to hedge the risk of variability in cash flow from the floating-rate borrowings due to changes in interest rate.
[2]

The currency swap contract is to hedge the risk of variability in cash flow from the borrowings due to changes in interest rate and foreign exchange rate and the expected maximum period for the Group to be exposed to risks of cash flow fluctuation by hedged items is until September 7, 2034.

[3]

The balance of derivative assets subject to the second phase of interest rate benchmark reform is ~~W~~83,847 million and the Group has completed the consultation with the counterparty so that the alternative clause, which sets the interest rate of the alternative benchmark, can be inserted into the existing contract.

The entire fair value of hedging instrument is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and classified as a current asset or liability if the maturity of the hedged item is less than 12 months.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

2)	The valuation gains and losses on the derivative contracts for the six-month periods ended June 30, 2023 and 2022, are as follows:

(in millions of Korean won)
	2023						2022
Type of transaction	Valuation gain		Valuation loss		Other comprehensive income [1]		Valuation gain		Valuation loss		Other comprehensive income [1]
Interest rate swap	~~W~~	—	~~W~~	31	~~W~~	(1,353)	~~W~~	—	~~W~~	10	~~W~~	4,305
Currency swap		96,663		185		(36,178)		232,797		25,137		171,296

Total	~~W~~	96,663	~~W~~	216	~~W~~	(37,531)	~~W~~	232,797	~~W~~	25,147	~~W~~	175,601

[1]	The amounts are before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

3)

The ineffective portion recognized in profit or loss on the cash flow hedge is valuation gain of ~~W~~958 million for the period ended June 30, 2023 (six-month period ended June 30, 2022: valuation gain of ~~W~~2,404 million).

(5)	Financial Liabilities at fair value through profit or loss

1)	Details of financial liabilities at fair value through profit or loss as of June 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	June 30, 2023		December 31, 2022
Derivatives held for trading [1,2,3]	~~W~~	164,088	~~W~~	141,280

[1]

Derivative liabilities recognized as the Group signed a shareholders’ agreement with financial investors participating in capital increase of K Bank Inc are included. In case of IPO failure of K Back Inc. on the terms agreed upon from the date of completion of the acquisition of shares, financial investors may exercise the Drag-Along right to the Group, and the Group may accede to it or exercise the right to claim for sale. If financial investors exercise the Drag-Along Right, the Group should exercise the right to claim for sale or guarantee the rate of return on the terms agreed upon by financial investors.

[2]	The amount includes derivatives separated from convertible bonds issued by the Group (Note 12).
[3]	Derivative liabilities of ~~W~~5,204 million recognized by an agreement with LS Cable & System Ltd. in connection with KT Submarine Co., Ltd, is included. (Note 15).

2)	The valuation gain and loss on financial liabilities at fair value through profit or loss for the six-month periods ended June 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023				2022
	Valuation gain		Valuation loss		Valuation gain		Valuation loss
Derivative liabilities held for trading	~~W~~	—	~~W~~	22,808	~~W~~	62,511	~~W~~	—

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

7.	Inventories

Inventories as of June 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)
	June 30, 2023						December 31, 2022
	Acquisition cost		Valuation allowance		Carrying amount		Acquisition cost		Valuation allowance		Carrying amount
Merchandise	~~W~~	691,996	~~W~~	(89,327)	~~W~~	602,669	~~W~~	768,748	~~W~~	(96,010)	~~W~~	672,738
Others		34,252		—		34,252		36,453		—		36,453

Total	~~W~~	726,248	~~W~~	(89,327)	~~W~~	636,921	~~W~~	805,201	~~W~~	(96,010)	~~W~~	709,191

Cost of inventories recognized as expenses for the six-month period ended June 30, 2023, amounts to ~~W~~1,574,186 million (six-month period ended June 30, 2022: ~~W~~1,662,510 million) and reversal of valuation loss on inventory amounts to ~~W~~6,683 million for the six-month period ended June 30, 2023 (six-month period ended June 30, 2022: reversal of valuation loss of ~~W~~45,694 million).

8.	Other Assets and Liabilities

Other assets and liabilities as of June 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	June 30, 2023		December 31, 2022
Other assets
Advance payments	~~W~~	221,245	~~W~~	181,150
Prepaid expenses		197,619		107,775
Contract cost		1,749,945		1,817,678
Contract assets		802,632		802,253
Others		25,877		12,964
Less: Non-current		(808,643)		(820,608)

Current	~~W~~	2,188,675	~~W~~	2,101,212

Other liabilities
Advances received [1]	~~W~~	380,618	~~W~~	376,830
Withholdings		127,656		155,017
Unearned revenue		25,195		46,493
Lease liabilities		1,131,461		1,172,038
Contract liabilities		303,351		284,107
Others		12,613		33,108
Less: Non-current		(904,559)		(934,575)

Current	~~W~~	1,076,335	~~W~~	1,133,018

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 Revenue from Contracts with Customers (Note 19).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

9.	Property and Equipment, Investment Properties, and Intangible Assets

(1)	Changes in property and equipment for the six-month periods ended June 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Beginning, net	~~W~~	14,772,179	~~W~~	14,464,885
Acquisition and capital expenditure		1,417,303		1,506,437
Disposal and termination		(38,069)		(46,856)
Depreciation		(1,346,129)		(1,308,935)
Transfer to investment property		(130,250)		(100,249)
Changes in consolidation scope		76,631		—
Impairment		(522)		(1,066)
Others		(75,579)		26,226

Ending, net	~~W~~	14,675,564	~~W~~	14,540,442

Details of property and equipment provided as collateral as of June 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	June 30, 2023
	Carrying amount		Secured amount		Relevant account	Related amount		Secured party
Land and Buildings	~~W~~	11,242	~~W~~	15,775	Borrowings	~~W~~	3,229	Industrial Bank of Korea/Korea Development Bank

(in millions of Korean won)	December 31, 2022
	Carrying amount		Secured amount		Relevant account	Related amount		Secured party
Land and Buildings	~~W~~	11,353	~~W~~	15,774	Borrowings	~~W~~	3,228	Industrial Bank of Korea/Korea Development Bank

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(2)	Changes in investment properties for the six-month periods ended June 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Beginning, net	~~W~~	1,933,358	~~W~~	1,720,654
Acquisition		61,659		37,637
Disposal		(4,228)		(5,281)
Depreciation		(25,325)		(24,207)
Transfer from property and equipment		130,250		100,249
Others		(1,922)		(35,121)

Ending, net	~~W~~	2,093,792	~~W~~	1,793,931

As of June 30, 2023, the Group (Lessor) has entered into a non-cancellable operating lease contract relating to real estate lease. The future minimum lease payments under this contract are ~~W~~111,840 million for one year or less, ~~W~~132,170 million for more than one year and less than five years, ~~W~~26,027 million for over five years, and ~~W~~270,037 million in total.

Details of investment properties provided as collateral as of June 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	June 30, 2023
	Carrying amount		Secured amount		Relevant account	Related amount
Land and Buildings	~~W~~	490,954	~~W~~	59,799	Deposits	~~W~~	53,364
Land and Buildings		2,504		3,325	Borrowings		2,771

(in millions of Korean won)	December 31, 2022
	Carrying amount		Secured amount		Relevant account	Related amount
Land and Buildings	~~W~~	460,166	~~W~~	61,733	Deposits	~~W~~	52,662
Land and Buildings		2,546		3,326	Borrowings		2,772

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(3)	Changes in intangible assets for the six-month periods ended June 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Beginning, net	~~W~~	3,129,833	~~W~~	3,447,333
Acquisition and capital expenditure [1]		236,076		154,514
Disposal and termination		(7,367)		(5,083)
Amortization [2]		(386,055)		(319,080)
Impairment		(695)		(3,045)
Changes in consolidation scope		6,207		—
Others		26,114		36,136

Ending, net	~~W~~	3,004,113	~~W~~	3,310,775

[1]	Amounts include transfer from property and equipment.
[2]	Amounts include transfer to service costs.

The carrying amount of memberships and others, excluding goodwill, assessed to have indefinite useful life and, therefore, not subject to amortization is ~~W~~215,995 million as of June 30, 2023 (December 31, 2022: ~~W~~210,114 million).

Goodwill is allocated to the Group’s cash-generating unit which is identified by operating segments. As of June 30, 2023, goodwill allocated to each cash-generating unit is as follows:

(In millions of Korean won)
Cash-Generating Unit	Amount
Mobile services	~~W~~	65,057
BC Card Co., Ltd..		41,234
HCN Co., Ltd.		228,674
GENIE Music Corporation		50,214
Millie Seojae		54,725
PlayD Co., Ltd.		42,745
KT Telecop Co., Ltd.		15,418
Epsilon Global Communications Pte. Ltd.		165,779
MEDIA GENIE Co., Ltd.		10,633
KT MOS Bukbu Co., Ltd. and others		45,951

Total	~~W~~	720,430

The recoverable amount of goodwill was determined based on calculation of the value in use or fair value less costs of disposal. The pre-tax cash flow estimate was used to calculate the value in use based on the financial budget, such as the budget for the next five years. Cash flows after the estimated period were estimated using the expected growth rate, and the growth rate does not exceed the long-term average growth rate of the industry to which the cash-generating unit belongs. The Group determines the sales growth rate based on past performance and expectations of future market fluctuations. The Group has determined cash flow estimates based on past earnings and market growth forecasts, and the discount rate used reflects the specific risks of related operations.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

10.	Investments in Associates and Joint Ventures

(1)	Details of major associates as of June 30, 2023 and December 31, 2022, are as follows:

	Percentage of ownership (%)		Location	Closing month
	June 30, 2023	December 31, 2022
KIF Investment Fund	33.3%	33.3%	Korea	December
K Bank Inc.	33.7%	33.7%	Korea	December
HD Hyundai Robotics Co., Ltd. (Formerly Hyundai Robotics Co., Ltd.) [1]	10.0%	10.0%	Korea	December
Megazone Cloud Corporation [1]	6.8%	6.8%	Korea	December
IGIS No. 468-1 General Private Real Estate Investment Company	44.6%	44.6%	Korea	December
KT-DSC Creative Economy Youth Start-up Investment Fund	28.6%	28.6%	Korea	December
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395	35.3%	35.3%	Korea	December

[1]

The Group has less than 20% interest in the investees, but the investments are classified as investments in associates as the Group has significant influence in determining the operational and financial policies.

(2)	Changes in investments in associates and joint ventures for the six-month periods ended June 30, 2023 and 2022, are as follows:

	2023
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit (loss) from associates and joint ventures [1]		Others		Ending
KIF Investment Fund	~~W~~	170,979	~~W~~	—	~~W~~	1,122	~~W~~	300	~~W~~	172,401
K Bank Inc.		852,756		—		6,222		10,173		869,151
HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.)		49,372		—		252		(155)		49,469
Megazone Cloud Corporation		136,199		—		(3,117)		799		133,881
IGIS No. 468-1 General Private Real Estate Investment Company		23,589		—		(54)		—		23,535
KT-DSC Creative Economy Youth Start-up Investment Fund		22,123		(500)		1,985		—		23,608
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		16,620		—		(715)		—		15,905
Others [1]		209,084		39,877		(3,498)		(7,116)		238,347

Total	~~W~~	1,480,722	~~W~~	39,377	~~W~~	2,197	~~W~~	4,001	~~W~~	1,526,297

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

	2022
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit (loss) from associates and joint ventures [1]		Others		Ending
KIF Investment Fund	~~W~~	178,935	~~W~~	—	~~W~~	2,626	~~W~~	(8,135)	~~W~~	173,426
KT-IBKC Future Investment Fund 1		12,081		(3,190)		4,395		(2,098)		11,188
K Bank Inc.		831,737		—		14,671		(16,228)		830,180
HD Hyundai Robotics Co., Ltd. (Formerly Hyundai Robotics Co., Ltd.)		48,725		—		523		(79)		49,169
Megazone Cloud Corporation		—		130,001		(762)		48		129,287
Others [1]		216,951		76,642		(3,470)		(52,959)		237,164

Total	~~W~~	1,288,429	~~W~~	203,453	~~W~~	17,983	~~W~~	(79,451)	~~W~~	1,430,414

[1]

KT Investment Co., Ltd., a subsidiary of the Group, recognized net profit (loss) in the investments in associates as operating income. Net profit recognized as operating income for the six-months period ended June 30, 2023 amount to ~~W~~51 million (six-month period ended June 30, 2022: net profit of ~~W~~515 million).

(3)

Summarized statements of financial position of the major associates and joint ventures as of June 30, 2023 and December 31, 2022 and summarized statements of profit or loss for the six-month periods ended June 30, 2023 and 2022, are as follows:

(in millions of Korean won)	June 30, 2023				June 30, 2023
	Assets		Liabilities		Operating revenue		Profit (loss) for the period
KIF Investment Fund	~~W~~	517,205	~~W~~	—	~~W~~	15,474	~~W~~	3,368
K Bank Inc.		19,549,049		17,697,271		447,675		23,614
HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.)		400,591		113,166		80,234		(1,427)
Megazone Cloud Corporation		1,125,352		504,363		710,068		(7,239)
IGIS No. 468-1 General Private Real Estate Investment Company		52,730		11		3		(121)
KT-DSC Creative Economy Youth Start-up Investment Fund		82,732		103		10,659		6,948
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		146,241		101,176		—		(154)

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(in millions of Korean won)	December 31, 2022				June 30, 2022
	Assets		Liabilities		Operating revenue		Profit (loss) for the period
KIF Investment Fund	~~W~~	512,936	~~W~~	—	~~W~~	15,777	~~W~~	7,878
K Bank Inc.		16,634,007		14,833,151		225,602		44,883
HD Hyundai Robotics Co., Ltd. (Formerly Hyundai Robotics Co., Ltd.)		413,793		127,344		90,402		(6,564)
Megazone Cloud Corporation		1,059,856		424,821		534,073		(9,413)
IGIS No. 468-1 General Private Real Estate Investment Company		52,851		12		—		(1,977)
KT-DSC Creative Economy Youth Start-up Investment Fund		77,792		362		(16,378)		(5,214)
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		136,665		90,545		—		(233)

(4)

Due to the discontinuance of equity method of accounting, the Group has not recognized loss from associates and joint ventures of ~~W~~334 million for the six-month period ended June 30, 2023 (six-month period ended June 30, 2022: loss of ~~W~~1,064 million). The unrecognized accumulated comprehensive loss of associates and joint ventures as of June 30, 2023, is ~~W~~10,249 million (December 31, 2022: ~~W~~9,915 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

11.	Trade and Other Payables

(1)	Details of trade and other payables of the Group as of June 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	June 30, 2023		December 31, 2022
Current liabilities
Trade payables	~~W~~	1,157,344	~~W~~	1,150,515
Other payables		5,068,556		6,182,650

Total	~~W~~	6,225,900	~~W~~	7,333,165

Non-current liabilities
Trade payables	~~W~~	1,204	~~W~~	—
Other payables		817,292		1,064,099

Total	~~W~~	818,496	~~W~~	1,064,099

(2)	Details of other payables of the Group as of June 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	June 30, 2023		December 31, 2022
Non-trade payables [1]	~~W~~	3,582,869	~~W~~	4,981,300
Accrued expenses		1,318,639		1,234,023
Operating deposits		769,951		818,603
Others		214,389		212,823
Less: Non-current		(817,292)		(1,064,099)

Current	~~W~~	5,068,556	~~W~~	6,182,650

[1]	As of June 30, 2023, credit sale liabilities amounting to ~~W~~1,142,669 million (December 31, 2022: ~~W~~1,754,075 million) held by BC Card Co., Ltd. (a subsidiary of the Group) are included.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

12.	Borrowings

(1)	Details of borrowings of the Group as of June 30, 2023 and December 31, 2022, are as follows:

1)	Debentures

(in millions of Korean won and foreign currencies in thousands)			June 30, 2023		December 31, 2022
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
MTNP notes [1]	Sep. 7, 2034	6.500%	USD 100,000	131,280	USD 100,000	~~W~~	126,730
MTNP notes	Jul. 18, 2026	2.500%	USD 400,000	525,120	USD 400,000		506,920
FR notes [2]	Aug. 23, 2023	LIBOR(3M)+0.900%	USD 100,000	131,280	USD 100,000		126,730
MTNP notes	Jul. 19, 2024	0.330%	JPY 400,000	3,628	JPY 400,000		3,813
MTNP notes	Sep. 1, 2025	1.000%	USD 400,000	525,120	USD 400,000		506,920
FR notes [2]	Nov. 1, 2024	LIBOR(3M)+0.980%	USD 350,000	459,480	USD 350,000		443,555
FR notes	Jun. 19, 2023	—	—	—	SGD 284,000		267,843
MTNP notes	Jan. 21, 2027	1.375%	USD 300,000	393,840	USD 300,000		380,190
MTNP notes	Aug. 08, 2025	4.000%	USD 500,000	656,400	USD 500,000		633,650
The 183-3rd Public bond	Dec. 22, 2031	4.270%	—	160,000	—		160,000
The 184-2nd Public bond	Apr. 10, 2023	—	—	—	—		190,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%	—	100,000	—		100,000
The 186-3rd Public bond	Jun. 26, 2024	3.418%	—	110,000	—		110,000
The 186-4th Public bond	Jun. 26, 2034	3.695%	—	100,000	—		100,000
The 187-3rd Public bond	Sep. 2, 2024	3.314%	—	170,000	—		170,000
The 187-4th Public bond	Sep. 2, 2034	3.546%	—	100,000	—		100,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%	—	240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	—	50,000	—		50,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%	—	100,000	—		100,000
The 189-4th Public bond	Jan. 28, 2036	2.351%	—	70,000	—		70,000
The 190-2nd Public bond	Jan. 30, 2023	—	—	—	—		150,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%	—	170,000	—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%	—	70,000	—		70,000
The 191-2nd Public bond	Jan. 15, 2024	2.088%	—	80,000	—		80,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%	—	110,000	—		110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%	—	90,000	—		90,000
The 192-2nd Public bond	Oct. 11, 2024	1.578%	—	100,000	—		100,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%	—	50,000	—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	—	110,000	—		110,000
The 193-1st Public bond	Jun. 16, 2023	—	—	—	—		150,000
The 193-2nd Public bond	Jun. 17, 2025	1.434%	—	70,000	—		70,000
The 193-3rd Public bond	Jun. 17, 2030	1.608%	—	20,000	—		20,000
The 193-4th Public bond	Jun. 15, 2040	1.713%	—	60,000	—		60,000
The 194-1st Public bond	Jan. 26, 2024	1.127%	—	130,000	—		130,000
The 194-2nd Public bond	Jan. 27, 2026	1.452%	—	140,000	—		140,000
The 194-3rd Public bond	Jan. 27, 2031	1.849%	—	50,000	—		50,000
The 194-4th Public bond	Jan. 25, 2041	1.976%	—	80,000	—		80,000
The 195-1st Public bond	Jun. 10, 2024	1.387%	—	180,000	—		180,000
The 195-2nd Public bond	Jun. 10, 2026	1.806%	—	80,000	—		80,000
The 195-3rd Public bond	Jun. 10, 2031	2.168%	—	40,000	—		40,000
The 196-1st Public bond	Jan. 27, 2025	2.596%	—	270,000	—		270,000
The 196-2nd Public bond	Jan. 27, 2027	2.637%	—	100,000	—		100,000

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(in millions of Korean won and foreign currencies in thousands)			June 30, 2023		December 31, 2022
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
The 196-3rd Public bond	Jan. 27, 2032	2.741%	—	30,000	—	30,000
The 197-1st Public bond	Jun. 27, 2025	4.191%	—	280,000	—	280,000
The 197-2nd Public bond	Jun. 29, 2027	4.188%	—	120,000	—	120,000
The 198-1st Public bond	Jan. 10, 2027	3.847%	—	70,000	—	—
The 198-2nd Public bond	Jan. 12, 2026	3.869%	—	150,000	—	—
The 198-3rd Public bond	Jan. 12, 2028	3.971%	—	80,000	—	—
The 18-1st unsecured bond	Jul. 2, 2024	1.844%	—	100,000	—	100,000
The 18-2nd unsecured bond	Jul. 2, 2026	2.224%	—	50,000	—	50,000
The 148th Won-denominated unsecured bond	Jun. 23, 2023	—	—	—	—	100,000
The 149-1st Won-denominated unsecured bond	Mar. 8, 2024	1.440%	—	70,000	—	70,000
The 149-2nd Won-denominated unsecured bond	Mar. 10, 2026	1.756%	—	30,000	—	30,000
The 150-1st Won-denominated unsecured bond	Apr. 7, 2023	—	—	—	—	20,000
The 150-2nd Won-denominated unsecured bond	Apr. 8, 2024	1.462%	—	30,000	—	30,000
The 151-1st Won-denominated unsecured bond	May 12, 2023	—	—	—	—	10,000
The 151-2nd Won-denominated unsecured bond	May 14, 2024	1.432%	—	40,000	—	40,000
The 152-1st Won-denominated unsecured bond	Aug. 30, 2024	1.813%	—	80,000	—	80,000
The 152-2nd Won-denominated unsecured bond	Aug. 28, 2026	1.982%	—	20,000	—	20,000
The 153-1st Won denominated unsecured bond	Nov. 10, 2023	2.310%	—	30,000	—	30,000
The 153-2nd Won-denominated unsecured bond	Nov. 11, 2024	2.425%	—	70,000	—	70,000
The 154th Won-denominated unsecured bond	Jan. 23, 2025	2.511%	—	40,000	—	40,000
The 155-1st Won-denominated unsecured bond	Feb. 29, 2024	2.615%	—	50,000	—	50,000
The 155-2nd Won-denominated unsecured bond	Sep. 2, 2024	2.745%	—	20,000	—	20,000
The 155-3rd Won-denominated unsecured bond	Feb. 28, 2025	2.880%	—	20,000	—	20,000
The 156-1st Won-denominated unsecured bond [3]	Mar. 25, 2025	5Y CMS+0.404%	—	60,000	—	60,000
The 156-2nd Won-denominated unsecured bond [3]	Mar. 25, 2032	10Y CMS+0.965%	—	40,000	—	40,000
The 157-1st Won-denominated unsecured bond	Apr. 28, 2023	—	—	—	—	30,000
The 157-2nd Won-denominated unsecured bond	Oct. 27, 2023	3.024%	—	30,000	—	30,000
The 158th Won-denominated unsecured bond	Jan. 27, 2025	4.421%	—	50,000	—	50,000
The 159-1st Won-denominated unsecured bond	Aug. 09, 2024	4.267%	—	30,000	—	30,000

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(in millions of Korean won and foreign currencies in thousands)			June 30, 2023			December 31, 2022
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 159-2nd Won-denominated unsecured bond	Aug. 11, 2027	4.505%	—		30,000	—		30,000
The 160-1st Won-denominated unsecured bond	Jun. 14, 2024	5.615%	—		20,000	—		20,000
The 160-2nd Won-denominated unsecured bond	Dec. 13, 2024	5.667%	—		20,000	—		20,000
The 160-3rd Won-denominated unsecured bond	Dec. 12, 2025	5.769%	—		30,000	—		30,000
The 161-1st Won-denominated unsecured bond	Jun. 21, 2024	5.527%	—		10,000	—		10,000
The 161-2nd Won-denominated unsecured bond	Dec. 20, 2024	5.557%	—		20,000	—		20,000
The 161-3rd Won-denominated unsecured bond	Jun. 20, 2025	5.594%	—		30,000	—		30,000
The 161-4th Won-denominated unsecured bond	Dec. 22, 2025	5.615%	—		10,000	—		10,000
The 162-1st Won-denominated unsecured bond	Dec. 27, 2023	5.066%	—		50,000	—		50,000
The 162-2nd Won-denominated unsecured bond	Jan. 26, 2024	5.069%	—		40,000	—		40,000
The 162-3rd Won-denominated unsecured bond	Apr. 26, 2024	5.080%	—		10,000	—		10,000
The 163-1st Won-denominated unsecured bond	Feb. 20, 2026	4.059%	—		20,000	—		—
The 163-2nd Won-denominated unsecured bond	Feb. 22, 2028	4.311%	—		80,000	—		—
The 164-1st Won-denominated unsecured bond	Apr. 12, 2024	3.778%	—		10,000	—		—
The 164-2nd Won-denominated unsecured bond	Oct. 24, 2024	3.821%	—		30,000	—		—
The 164-3rd Won-denominated unsecured bond	Apr. 14, 2028	4.220%	—		30,000	—		—
The 165-1st Won-denominated unsecured bond	May. 09, 2025	3.870%	—		30,000	—		—
The 165-2nd Won-denominated unsecured bond	Nov. 09, 2026	3.932%	—		10,000	—		—
The 165-3rd Won-denominated unsecured bond	May. 07, 2027	3.972%	—		30,000	—		—
The 6th short-term bond	Jul. 04, 2023	4.110%	—		100,000	—		—
The 7th short-term bond	Jul. 06, 2023	4.110%	—		30,000	—		—

Subtotal					8,256,148			8,406,351
Less: Current portion					(1,150,466)			(1,154,101)
Discount on bonds					(22,052)			(23,728)

Total				~~W~~	7,083,630		~~W~~	7,228,522

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

[1]

As of June 30, 2023, the Controlling Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTNP has been terminated since 2007.

[2]

The Libor (3M) is approximately 5.545% as of June 30, 2023. The loans have not been converted to alternative benchmark interest rates, and the Group has completed the consultation with the counterparty so that the alternative clause, which sets the interest rate of the alternative benchmark, can be inserted into the existing contract.

[3]	The CMS (5Y) and CMS (10Y) is approximately 3.500% and 3.420%, respectively as of June 30, 2023.

2)	Convertible bonds

(in millions of Korean won)
Type	Issuance Date	Maturity	Annual interest Rate	June 30, 2023		December 31, 2022
The 1st CB (Private) [1]	Jun. 5, 2020	Jun. 5, 2025	[2]	~~W~~	8,000	~~W~~	8,000
The 1st unsecured CB [3]	Jul. 25, 2022	Jan. 25, 2025	[4]		30,000		30,000
Redemption premium					4,565		4,565
Conversion rights adjustment					(5,845)		(7,206)

Subtotal					36,720		35,359
Amount settled within 1 year (Current portion of convertible bonds)					(36,720)		—

Total				~~W~~	—	~~W~~	35,359

[1]	Common shares of Storywiz Co., Ltd. are subject to conversion (appraisal period: June 5, 2021~May 4, 2025).
[2]	Nominal interest rate and maturity yield is approximately 0% and 5%, respectively, and the sum of principal and interest will be settled on maturity.
[3]	Common shares of KT cloud are subject to conversion (appraisal period: July 27, 2022~December 25, 2024).
[4]	Nominal interest rate and maturity yield is approximately 0% and 3%, respectively, and the sum of principal and interest will be settled on maturity.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

3)	Borrowings

a.	Short-term borrowings

(in millions of Korean won)
Type	Financial institution	Annual interest rates	June 30, 2023			December 31, 2022
			Foreign currency	Korean won		Foreign currency	Korean won
Working Capital Loans	Shinhan Bank	3.840%~6.360%	—	~~W~~	86,000	—	~~W~~	105,000
		—	—		—	—		30,000
	Woori Bank [1]	—	—		—	—		50,000
		CD(91D)+1.960%	—		20,000	—		—
	Korea Development Bank	4.980%~6.200%	—		13,000	—		27,201
	Industrial Bank of Korea	4.880%	—		6,000	—		6,000
	Hana Bank [1]	CD(91D)+0.126%	—		4,800	—		5,000
	KB SECURITIES	4.000%~5.904%	—		157,742	—		94,822
	NH INVESTMENT & SECURITIES	3.840%	—		20,000	—		20,000
	HSBC	6.590%	USD 19,900		26,154	USD 18,500		23,451
	NongHyup Bank	4.830%	—		11,365	—		9,000
		—	—		—	—		15,000
	IBK Securities	—	—		—	—		20,000
	Hi Investment & Securities	—	—		—	—		99,524
	KOREA INVESTMENT & SECURITIES	4.050%	—		20,000	—		—

Total				~~W~~	365,061		~~W~~	504,998

[1]	CD (91D) is approximately 3.470% as of June 30, 2023.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

b.	Long-term borrowings

(in millions of Korean won and thousands of foreign currencies)			June 30, 2023			December 31, 2022
Financial institution	Type	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	1.000%	—	~~W~~	1,727	—	~~W~~	1,974
CA-CIB	General loans	3.380%~4.150%	—		200,000	—		200,000
JPM	General loans	2.700%~4.480%	—		200,000	—		100,000
DBS	General loans	4.109%	—		100,000	—		100,000
Shinhan Bank	General loans [2]	Term SOFR(3M)+1.000%	USD 8,910		11,697	USD 8,910		11,292
	General loans	—	—		—	USD 38,000		48,158
	General loans	1.900%~3.230%	USD 31,472		41,360	USD 31,472		39,855
	General loans [3]	4.490%	—		62,398	—		62,398
	General loans [2]	Term SOFR(3M)+1.300%	USD 21,127		27,735	USD 21,127		26,774
	General loans [2]	Term SOFR(3M)+1.940%	USD 35,000		45,948	—		—
	General loans [2]	CD(91D)+1.800%	—		16,900	—		—
Woori Bank	General loans [2]	EURIBOR(3M)+0.900%	EUR 7,700		10,985	EUR 7,700		10,404
	General loans	3.320%	—		15,000	—		15,000
	PF loans	2.000%~3.470%	—		27,026	—		40,682
Hi Investment & Securities	CP	2.302%	—		91,852	—		90,724
Bookook Securities	CP	3.490%~3.603%	—		19,466	—		18,806
Korea Investment & Securities	CP	3.622%	—		74,471	—		73,039
Korea Development Bank	General loans	3.000%~4.870%	—		137,000	—		38,000
NH Jayang	PF loans [2]	CD(91D)+1.150%	—		71,833	—		59,066
Kyobo Life Insurance	PF loans [2]	CD(91D)+1.150%~ CD(91D)+3.450%	—		95,745	—		66,390
Standard Chartered Bank Korea	PF loans [2]	CD(91D)+1.150%~ CD(91D)+3.450%	—		63,830	—		44,260
	General loans [2]	CD(91D)+0.750%	—		32,000	—		—
Samsung Life Insurance	PF loans	1.860%~4.160%	—		53,191	—		36,883

Subtotal					1,400,164			1,083,705
Less: Current portion					(553,362)			(167,943)

				~~W~~	846,802		~~W~~	915,762

[1]	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.
[2]	EURIBOR (3M), Term SOFR (3M) and CD (91D) are approximately 3.038%, 5.268% and 3.470%, respectively, as of June 30, 2023.
[3]	The general loans are repayable in installments over 4 years after a three-year grace period.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(2)	Repayment schedule of the Group’s debentures and borrowings including the current portion of liabilities as of June 30, 2023, is as follows:

(in millions of Korean won)

	Debentures						Borrowings						Total
	In local currency		In foreign currency		Sub- total		In local currency		In foreign currency		Sub- total
Jul. 1, 2023~ Jun. 30, 2024	~~W~~	1,058,000	~~W~~	131,280	~~W~~	1,189,280	~~W~~	886,400	~~W~~	32,023	~~W~~	918,423	~~W~~	2,107,703
Jul. 1, 2024~ Jun. 30, 2025		1,800,000		463,108		2,263,108		522,929		131,856		654,785		2,917,893
Jul. 1, 2025~ Jun. 30, 2026		560,000		1,181,520		1,741,520		17,193		—		17,193		1,758,713
Jul. 1, 2026~ Jun. 30, 2027		330,000		918,960		1,248,960		112,699		—		112,699		1,361,659
After Jul. 1, 2027		1,720,000		131,280		1,851,280		62,125		—		62,125		1,913,405

	~~W~~	5,468,000	~~W~~	2,826,148	~~W~~	8,294,148	~~W~~	1,601,346	~~W~~	163,879	~~W~~	1,765,225	~~W~~	10,059,373

13.	Provisions

Changes in provisions for the six-month periods ended June 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023
	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	36,329	~~W~~	108,962	~~W~~	55,075	~~W~~	200,366
Increase (transfer)		40		13,835		4,124		17,999
Usage		(262)		(602)		(2,003)		(2,867)
Reversal		—		(561)		(51)		(612)
Others		—		(445)		445	~~W~~	—

Ending balance	~~W~~	36,107	~~W~~	121,189	~~W~~	57,590	~~W~~	214,886

Current	~~W~~	34,532	~~W~~	20,556	~~W~~	57,172	~~W~~	112,260
Non-current		1,575		100,633		418		102,626

(in millions of Korean won)	2022
	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	80,165	~~W~~	107,358	~~W~~	69,874	~~W~~	257,397
Increase (transfer)		523		6,536		7,788		14,847
Usage		(150)		(1,145)		(2,645)		(3,940)
Reversal		(730)		(2,688)		(11,105)		(14,523)

Ending balance	~~W~~	79,808	~~W~~	110,061	~~W~~	63,912	~~W~~	253,781

Current	~~W~~	79,739	~~W~~	22,937	~~W~~	61,626	~~W~~	164,302
Non-current		69		87,124		2,286		89,479

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

14.	Net Defined Benefit Liabilities

(1)	The amounts recognized in the statement of financial position as of June 30, 2023 and December 31, 2022, are determined as follows:

(in millions of Korean won)	June 30, 2023		December 31, 2022
Present value of defined benefit obligations	~~W~~	2,320,147	~~W~~	2,218,655
Fair value of plan assets		(2,518,083)		(2,478,143)

Liabilities	~~W~~	56,681	~~W~~	51,654

Assets	~~W~~	254,617	~~W~~	311,142

(2)	Changes in the defined benefit obligations for the six-month periods ended June 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Beginning	~~W~~	2,218,655	~~W~~	2,494,930
Current service cost		105,230		120,199
Interest expense		49,252		28,214
Benefits paid		(58,602)		(79,436)
Remeasurements		5,045		(13,304)
Changes in consolidation scope		427		—
Others		140		(823)

Ending	~~W~~	2,320,147	~~W~~	2,549,780

(3)	Changes in the fair value of plan assets for the six-month periods ended June 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Beginning	~~W~~	2,478,143	~~W~~	2,314,632
Interest income		57,257		27,126
Remeasurements on plan assets		3,777		(4,797)
Employer contributions		1,558		13,699
Benefits paid		(44,586)		(78,788)
Changes in consolidation scope		339		—
Others		21,595		22,631

Ending	~~W~~	2,518,083	~~W~~	2,294,503

(4)	Amounts recognized in the consolidated statement of profit or loss for the six-month periods ended June 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Current service cost	~~W~~	105,230	~~W~~	120,199
Net interest cost (income)		(8,005)		1,088
Account transfers		(5,437)		(7,429)

Total expenses	~~W~~	91,788	~~W~~	113,858

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

15.	Commitments and Contingencies

(1)	As of June 30, 2023, major commitments with local financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)

Commitments	Financial institution	Limit		Used amount
Bank overdraft	Kookmin Bank and others		372,000		—
Inter-Korean Cooperation Fund	The Export-Import Bank of Korea		37,700		1,727
Insurance for Economic Cooperation project	The Export-Import Bank of Korea		3,240		1,732
Collateralized loan on electronic accounts receivable-trade	Kookmin Bank and others		566,150		45,763
Plus electronic notes payable	Industrial Bank of Korea		50,000		2,995
	Korea Development Bank and others		1,551,900		86,800
Loans for working capital	Shinhan Bank	USD	76,509	USD	76,509
	Woori Bank	EUR	7,700	EUR	7,700
Facility loans	Shinhan Bank and others		924,000		474,024
Derivatives transaction limit	Korea Development Bank and others	USD	2,070,000	USD	2,070,000

	Citi Bank	JPY	400,000	JPY	400,000
Total	KRW		3,504,990		613,041
	USD		2,146,509		2,146,509
	EUR		7,700		7,700
	JPY		400,000		400,000

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(2)	As of June 30, 2023, guarantees received from financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)

	Guarantee provisions	Limit
Hana Bank	Guarantee for payment in Korean currency		4,000
	Comprehensive credit line and others		3,100
	Guarantee for payment in foreign currency	USD	59
	Comprehensive credit line and others	USD	10,300
Kookmin Bank	Guarantee for payment in foreign currency	USD	6,484
Shinhan Bank	Guarantee for payment in Korean currency and others		29,000
	Guarantee for payment in foreign currency and others	USD	94,517
Woori Bank	Guarantee for payment in Korean currency		5,200
	Guarantee for payment in foreign currency	USD	7,000
Korea Development Bank	Refund guarantee for advances received	USD	6,811
HSBC	Guarantees for depositions	USD	808
Seoul Guarantee Insurance Company	Performance guarantee and others		374,919
Korea Software Financial Cooperative	Performance guarantee and others		1,398,432
Korea Specialty Contractor Financial Cooperative	Performance guarantee and others		135
Korea Housing Finance Corporation	Performance guarantee and others		12,835
Korea Housing & Urban Guarantee Corporation	Performance guarantee and others		717,074
Information & Communication Financial Cooperative	Performance guarantee and others		76,428

Total	KRW		2,621,123
	USD		125,979

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(3)	As of June 30, 2023, guarantees provided by the Group to third parties, are as follows:

(in millions of Korean won)

	Subject to payment guarantees	Creditor	Limit	Used amount	Period
KT Estate Inc.	Wonju Bando U-bora Mark Bridge Buyer	Hana Bank	103,000	27,520	Aug. 05, 2022 ~ Feb. 28, 2025
KT Engineering Co., Ltd. [1]	Gasan solar power plant Inc.	Shinhan Bank	4,700	587	Jan. 07, 2010 ~ Jan. 08, 2025
KT Engineering Co., Ltd. [1]	SPP Inc.	Suhyup Bank	3,250	117	Feb. 17, 2014 ~ Feb. 16, 2024
KT Engineering Co., Ltd. [1]	Korea cell Inc.	Suhyup Bank	3,250	244	Feb. 17, 2014 ~ Feb. 16, 2024
KT Engineering Co., Ltd. [1]	San-ya agricultural association corporation	Suhyup Bank	3,250	249	Feb. 17, 2014 ~ Feb. 16, 2024
KT Alpha Co., Ltd.	T commerce Cash payers	T commerce Cash payers	821	—	Apr. 14, 2023 ~ Apr. 12, 2024
Nasmedia Co., Ltd.	Stockholders Association Members	Korea Securities Finance Corp	1,135	755	—

[1]	KT Engineering Co., Ltd., a subsidiary of the Controlling Company is subject to payment, depending on the reimbursement of principal debtor.

(4)

The Controlling Company is jointly and severally obligated with KT Sat Co., Ltd., a subsidiary, to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As of June 30, 2023, the Controlling Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~653 million.

(5)

For the six-month period ended June 30, 2023 and year ended December 31, 2022, the Group made agreements with the Securitization Specialty Companies (June 30, 2023: First 5G 67th to 69[t]h Securitization Specialty Co., Ltd., December 31, 2022: First 5G 61st to 66th Securitization Specialty Co., Ltd.), and disposed of its trade receivables related to handset sales. The Group also made asset management agreements with each securitization specialty company and in accordance with the agreement the Group will receive asset management fees upon liquidation of securitization specialty company.

(6)

As of June 30, 2023, the Group is a defendant in 193 lawsuits with the total claimed amount of ~~W~~75,244 million. As of June 30, 2023, litigation provisions of ~~W~~36,107 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated as of the reporting date.

(7)

Under the agreement of bond issuance and borrowings, the Group is required to maintain certain financial ratios, such as debt-to-equity ratio, and to use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(8)	As of June 30, 2023, the Group participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

(9)	As of June 30, 2023, the contracted amount of property and equipment acquisition agreement made but not yet recognized amounts to ~~W~~1,335,548 million (December 31, 2022: ~~W~~1,294,823 million).

(10)	As of June 30, 2023, there are derivatives generated by the Group granting Drag-Along Right to financial investors participating in the paid-in capital increase of K Bank Inc. (Note 6).

(11)

The Group has an agreement with a transferor participated in share transfer agreement of MILLE Co., Ltd. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, the transferor may exercise Tag-Along Right, Drag-Along Right or Put Option for the ordinary and redeemable convertible preferred shares it owns (Note 6).

(12)

The Group entered into an agreement with financial investors of Epsilon Global Communications Pte. Ltd in the acquisition of shares contract. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, financial investors may exercise Tag-Along Right, Drag-Along Right and the right to sell shares for the convertible preferred shares they own (Note 6).

(13)

The Group has an obligation for additional contributions as per agreements to Future Innovation Private Equity Fund No.3 and other. As of June 30, 2023, the remaining committed amount of ~~W~~5,473 million and USD 32,350 thousand will be invested through the Capital Call method in the future.

(14)

The Group has joint responsibility obligation and an obligation to provide financial support as a construction investor during the construction period with respect to K Defense Co., Ltd. established in accordance with the Private Investment Act on Social Infrastructure. During the operating period, the group has an obligation to provide financial support as an operating investor.

(15)

During the prior period, the Group entered into a stock sale contract with HYUNDAI MOBIS and HYUNDAI MOTOR COMPANY. If a certain period of time has elapsed from the date of the contract and the acquired stocks are to be disposed to a third party, HYUNDAI MOBIS and HYUNDAI MOTOR COMPANY may exercise a preferential purchase right to designate a buyer with priority.

(16)

During the prior period, the Group entered into an agreement with LS Cable & System Ltd., which participated in the stock acquisition contract of KT Submarine Co., Ltd. As per the agreement, the Group may exercise a put-option to LS Cable & System Ltd in the future. (Note 6).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

16.	Leases

Information of leases in which the Group is a lessee is as follows. Information when the Group is a lessor is described in Note 9.

(1)	Amount recognized in the consolidated statement of financial position

The consolidated statement of financial position shows the following amounts relating to leases:

(in millions of Korean won)	June 30, 2023		December 31, 2022
Right-of-use assets
Property and buildings	~~W~~	1,034,505	~~W~~	1,081,067
Machinery and telecommunication line facilities		60,321		50,794
Others		156,808		148,473

Total	~~W~~	1,251,634	~~W~~	1,280,334

(in millions of Korean won)	June 30, 2023		December 31, 2022
Lease liabilities [1]
Current	~~W~~	296,899	~~W~~	315,892
Non-current		834,562		856,146

Total	~~W~~	1,131,461	~~W~~	1,172,038

[1]	Included in the line items ‘other current liabilities and other non-current liabilities’ in the consolidated statement of financial position (Note 8).

Right-of-use assets related to leases increased by ~~W~~185,196 million and ~~W~~234,906 million for the six-month periods ended June 30, 2023 and 2022, respectively.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(2)	Amount recognized in the consolidated statement of Profit or Loss

The consolidated statement of profit or loss relating to leases for the six-month periods ended June 30, 2023 and 2022, are as follows:

(in millions of Korean won)	June 30, 2023		June 30, 2022
Depreciation of right-of-use assets
Property and buildings	~~W~~	149,002	~~W~~	153,864
Machinery and telecommunication line facilities		13,390		16,398
Others		34,754		27,697

Total	~~W~~	197,146	~~W~~	197,959

Depreciation of investment properties	~~W~~	1	~~W~~	15
Interest expense relating to lease liabilities		25,402		19,858
Expenses relating to short-term leases		6,336		5,393
Expenses relating to leases of low-value assets that are not short-term leases		11,535		12,781
Expenses relating to variable lease payments not included in lease liabilities		4,198		3,205

Total cash outflow from leases was \ 253,730 million and \ 231,022 million during six-month periods ended June 30, 2023 and 2022, respectively.

17.	Retained Earnings

Details of retained earnings as of June 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	June 30, 2023		December 31, 2022
Legal reserve [1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves [2]		4,651,362		4,651,362
Unappropriated retained earnings		8,970,350		8,823,732

Total	~~W~~	14,403,961	~~W~~	14,257,343

[1]

The Commercial Code of the Republic of Korea requires the Controlling Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends but may be transferred to share capital with the approval of the Controlling Company’s Board of Directors or used to reduce accumulated deficits, if any, with the ratification of the Controlling Company’s majority shareholders.

[2]

The reserves of research and development of human resources in other surplus reserves are separately accumulated on disposal of retained earnings on tax filing adjustments when calculating income taxes in accordance with regulations of Tax Reduction and Exemption Control Act of Korea. Reversal of the reserves according to the relevant tax law can be paid out as dividends.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

18.	Other Components of Equity

(1)	The Group’s other components of equity as of June 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	June 30, 2023		December 31, 2022
Treasury stock	~~W~~	(502,381)	~~W~~	(202,295)
Gain or loss on disposal of treasury stock		2,919		(41,503)
Share-based payments		12,958		6,222
Equity transactions within consolidated entities [1]		(331,878)		(334,576)

Total	~~W~~	(818,382)	~~W~~	(572,152)

[1]	Profit or loss incurred from transactions with non-controlling interest and investment difference incurred from change in proportion of subsidiaries are included.

(2)	As of June 30, 2023 and December 31, 2022, the details of treasury stock are as follows:

	June 30, 2023		December 31, 2022
Number of shares		14,825,082		5,069,130
Amount (in millions of Korean won)	~~W~~	502,381	~~W~~	202,295

Treasury stock is expected to be used for the stock compensation for the Group’s directors, employees and other purposes.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

19.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

(1)	The Group has recognized the following amounts as revenue for the three- and six-month periods ended June 30, 2023 and 2022:

(in millions of Korean won)	2023				2022
	Three months		Six months		Three months		Six months
Revenue from contracts with customers	~~W~~	6,490,230	~~W~~	12,879,571	~~W~~	6,261,441	~~W~~	12,485,658
Revenue from other sources		57,291		111,626		50,711		104,194

Total	~~W~~	6,547,521	~~W~~	12,991,197	~~W~~	6,312,152	~~W~~	12,589,852

(2)	Operating revenues for the three- and six-month periods ended June 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023				2022
	Three months		Six months		Three months		Six months
Services provided	~~W~~	5,834,448	~~W~~	11,431,988	~~W~~	5,563,061	~~W~~	10,950,124
Sales of goods		713,073		1,559,209		749,091		1,639,728

Total	~~W~~	6,547,521	~~W~~	12,991,197	~~W~~	6,312,152	~~W~~	12,589,852

Revenues from services provided are recognized over time, and sales of goods are recognized at a point in time. Revenues from construction commitments included in sales of goods are recognized using the percentage of completion method.

(3)	The contract assets, liabilities and deferred revenue recognized in relation to revenue from contracts with customers are as follows:

(in millions of Korean won)	June 30, 2023		December 31, 2022
Contract assets [1]	~~W~~	1,019,698	~~W~~	963,133
Contract liabilities [1]		337,942		344,869
Deferred revenue [2]		83,591		81,653

[1]

The Group recognized contract assets of ~~W~~217,066 million and contract liabilities of ~~W~~34,591 million for long-term construction contracts as of June 30, 2023 (December 31, 2022: contract assets of ~~W~~160,880 million and contract liabilities of ~~W~~60,762 million). The Group recognizes contract assets as trade and other receivables, and contract liabilities as other current liabilities.

[2]	Deferred revenue recognized relating to government grants is excluded.

(4)	The contract costs recognized as assets are as follows:

(in millions of Korean won)	June 30, 2023		December 31, 2022
Incremental costs of contract establishment	~~W~~	1,677,880	~~W~~	1,744,096
Costs of contract performance		72,064		73,582

The Group recognized ~~W~~888,317 million as operating expenses for the six-month period ended June 30, 2023 (six-month period ended June 30, 2022: ~~W~~902,391 million) related to contract cost assets.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(5)	For the three- and six-month periods ended June 30, 2023 and 2022, the revenue recognition arising from carried-forward contract liabilities from prior year is as follows:

(in millions of Korean won)

	2023				2022
	Three months		Six months		Three months		Six months
Revenue recognized that was included in the contract liability balance at the beginning of the year
Allocation of the transaction price	~~W~~	59,902	~~W~~	134,898	~~W~~	70,089	~~W~~	157,130
Deferred revenue of joining/installment fees		11,016		23,208		12,064		23,970

Total	~~W~~	70,918	~~W~~	158,106	~~W~~	82,153	~~W~~	181,100

20.	Operating Expenses

(1)	Operating expenses for the three- and six-month periods ended June 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023				2022
	Three months		Six months		Three months		Six months
Salaries and wages	~~W~~	1,131,456	~~W~~	2,200,537	~~W~~	1,120,880	~~W~~	2,161,294
Depreciation		675,525		1,347,057		656,204		1,305,848
Depreciation of right-of-use assets		97,717		197,146		101,265		197,959
Amortization of intangible assets		155,948		314,430		170,568		315,906
Commissions		298,182		600,587		274,974		604,332
Interconnection charges		109,660		220,898		135,366		257,217
International interconnection fees		44,244		92,018		50,850		99,793
Purchase of inventories		540,295		1,495,233		728,633		1,615,936
Changes of inventories		142,661		72,270		79,585		880
Sales promotion expense and sales commissions		600,486		1,165,094		583,380		1,134,518
Service costs		491,994		1,037,326		574,408		1,093,480
Utilities		89,160		192,477		85,618		178,945
Taxes and dues		63,368		128,582		64,413		132,216
Rent		41,725		81,475		36,545		69,706
Insurance premiums		14,427		32,270		13,707		29,614
Installation fees		38,049		91,349		13,089		52,000
Advertising expenses		40,145		75,460		51,305		98,400
Research and development expenses		41,690		84,525		39,169		79,296
Card service costs		825,748		1,584,610		808,295		1,533,866
Others		528,933		915,640		264,727		542,856

Total	~~W~~	5,971,413	~~W~~	11,928,984	~~W~~	5,852,981	~~W~~	11,504,062

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(2)	Details of employee benefits for the three- and six-month periods ended June 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023				2022
	Three months		Six months		Three months		Six months
Short-term employee benefits	~~W~~	1,054,610	~~W~~	2,049,482	~~W~~	1,038,991	~~W~~	1,997,764
Post-employment benefits (defined benefits)		46,314		91,788		55,869		113,858
Post-employment benefits (defined contributions)		18,953		40,467		18,624		34,416
Share-based compensation		6,417		9,338		5,256		9,884
Others		5,162		9,462		2,140		5,372

Total	~~W~~	1,131,456	~~W~~	2,200,537	~~W~~	1,120,880	~~W~~	2,161,294

21.	Other Income and Other Expenses

(1)	Other income for the three- and six-month periods ended June 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023				2022
	Three months		Six months		Three months		Six months
Gain on disposal of property and equipment and investment properties	~~W~~	5,007	~~W~~	12,617	~~W~~	14,622	~~W~~	24,425
Gain on disposal of intangible assets		—		300		83		83
Gain on disposal of right-of-use assets		1,496		1,861		426		2,254
Compensation on impairment of property and equipment		37,836		69,848		45,428		74,576
Gain on government subsidies		7,957		17,359		6,039		11,967
Gain on disposal of investments in associates		2,880		6,054		9,176		9,176
Others		7,769		23,892		15,840		31,830

Total	~~W~~	62,945	~~W~~	131,931	~~W~~	91,614	~~W~~	154,311

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(2)	Other expenses for the three- and six-month periods ended June 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023				2022
	Three months		Six months		Three months		Six months
Loss on disposal of property and equipment	~~W~~	19,125	~~W~~	31,900	~~W~~	22,913	~~W~~	40,724
Loss on disposal of intangible assets		2,456		3,026		3,378		5,040
Loss on disposal of right-of-use assets		719		949		887		1,368
Loss on disposal of investments in associates		—		—		—		295
Donations		411		17,261		4,959		9,904
Other allowance for bad debts		7,640		11,651		3,189		8,250
Others		44,048		69,849		28,877		49,778

Total	~~W~~	74,399	~~W~~	134,636	~~W~~	64,203	~~W~~	115,359

22.	Financial Income and Costs

(1)	Details of financial income for the three- and six-month periods ended June 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023				2022
	Three months		Six months		Three months		Six months
Interest income	~~W~~	63,542	~~W~~	131,736	~~W~~	64,572	~~W~~	132,464
Gain on foreign currency transactions		5,728		10,671		7,855		11,933
Gain on foreign currency translation		8,913		14,482		38,988		55,383
Gain on settlement of derivatives		3,159		4,771		—		—
Gain on valuation of derivatives		7,434		97,891		229,518		300,752
Gain on disposal of trade receivables		3,441		3,441		—		—
Others		33,809		36,368		12,586		13,508

Total	~~W~~	126,026	~~W~~	299,360	~~W~~	353,519	~~W~~	514,040

(2)	Details of financial costs for the three- and six-month periods ended June 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023				2022
	Three months		Six months		Three months		Six months
Interest expenses	~~W~~	92,158	~~W~~	170,865	~~W~~	66,237	~~W~~	126,736
Loss on foreign currency transactions		8,442		15,861		5,071		7,514
Loss on foreign currency translation		22,569		125,617		197,834		264,502
Loss on settlement of derivatives		—		—		—		3
Loss on valuation of derivatives		2,784		18,749		13,887		25,147
Loss on disposal of trade receivables		2,129		7,065		13,584		19,281
Others		20,416		37,122		24,906		31,180

Total	~~W~~	148,498	~~W~~	375,279	~~W~~	321,519	~~W~~	474,363

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

23.	Income Tax Expense

Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual effective income tax rate used for the year ending December 31, 2023 is 24.7%.

24.	Earnings per Share

Basic earnings per share for the three- and six-month periods ended June 30, 2023 and 2022, are calculated as follows:

(1)	Basic Earnings per Share

Basic earnings per share is calculated by dividing the net income attributable to the ordinary shares by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares held by the Group as treasury stock.

	2023				2022
	Three months		Six months		Three months		Six months
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	394,248	~~W~~	690,580	~~W~~	313,009	~~W~~	722,725
Weighted average number of ordinary shares outstanding (in number of shares)		249,590,243		252,588,199		235,918,651		235,863,704
Basic earnings per share (in Korean won)	~~W~~	1,580	~~W~~	2,734	~~W~~	1,327	~~W~~	3,064

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(2)	Diluted Earnings per Share

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding assuming that all dilutive potential ordinary shares are converted into ordinary shares. The Group has dilutive potential ordinary shares from convertible bonds, convertible preferred stock and other share-based payments.

	2023				2022
	Three months		Six months		Three months		Six months
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	394,248	~~W~~	690,580	~~W~~	313,009	~~W~~	722,725
Adjusted net income attributable to ordinary shares (in millions of Korean won)		(256)		(443)		(425)		(1,375)
Diluted profit attributable to ordinary shares (in millions of Korean won)		393,992		690,137		312,584		721,350
Number of dilutive potential ordinary shares outstanding (in number of shares)		135,219		123,912		42,213		85,328
Weighted average number of ordinary shares outstanding (in number of shares)		249,725,462		252,712,111		235,960,864		235,949,032
Diluted earnings per share (in Korean won)	~~W~~	1,578	~~W~~	2,731	~~W~~	1,325	~~W~~	3,057

Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the year by the sum of the number of ordinary shares and dilutive potential ordinary shares. Convertible bonds and convertible preferred stocks without dilutive effects are excluded from the calculation

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

25.	Cash Generated from Operations

(1)	Cash flows from operating activities for the six-month periods ended June 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
1. Profit for the period	~~W~~	742,127	~~W~~	818,755
2. Adjustments for:
Income tax expense		243,609		363,132
Interest income [1]		(186,786)		(156,441)
Interest expense [1]		197,753		135,670
Dividend income [2]		(35,758)		(2,717)
Depreciation		1,371,454		1,333,142
Amortization of intangible assets		386,055		319,080
Depreciation of right-of-use assets		197,146		197,959
Provisions for post-employment benefits (defined benefits)		97,225		121,287
Allowance for bad debts		79,106		51,914
Share of net profit or loss of associates and joint ventures		(2,197)		(17,468)
Gain on disposal of associates and joint ventures		(6,054)		(8,881)
Loss (gain) on disposal of property, equipment and investment properties [3]		8,741		(58,290)
Impairment loss on property and equipment		522		1,066
Gain on disposal of right-of-use assets		(912)		(886)
Loss on disposal of intangible assets		2,726		4,957
Impairment loss on intangible assets		695		3,046
Loss on foreign currency translation		111,135		209,119
Gain on valuation of derivatives		(61,657)		(275,121)
Loss on disposal of financial assets at amortized cost		1		2
Gain on disposal of financial assets at fair value through profit or loss		(908)		(1,490)
Loss on valuation of financial assets at fair value through profit or loss [4]		2,821		21,009
Others		71,256		31,813
3. Changes in operating assets and liabilities
Decrease (increase) in trade receivables		5,765		(830,013)
Decrease (increase) in other receivables		436,030		(672,126)
Increase in other current assets		(43,890)		(372,350)
Increase in other non-current assets		(32,768)		(58,887)
Decrease in inventories		69,973		44,085
Decrease in trade payables		(15,205)		(204,410)
Increase (decrease) in other payables		(651,115)		1,335,158
Decrease in other current liabilities		(56,394)		(41,260)
Decrease in other non-current liabilities		(18,017)		(17,510)
Increase (decrease) in provisions		2,885		(10,065)
Increase (decrease) in deferred revenue		639		(1,460)
Decrease in plan assets		115,748		160,708
Payment of post-employment benefits (defined benefit)		(167,452)		(214,637)

4. Cash generated from operations (1+2+3)	~~W~~	2,864,299	~~W~~	2,207,890

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

[1]

BC Card Co., Ltd. and other subsidiaries of the Group recognize interest income and expense as operating revenue and expense, respectively. Interest income of ~~W~~55,050 million (six-month period ended June 30, 2022: ~~W~~23,977 million) and interest expense of ~~W~~27,778 million (six-month period ended June 30, 2022: ~~W~~8,934 million) that are recognized as operating revenue and expense, respectively, for the six-month period ended June 30, 2023 are included.

[2]

BC Card Co., Ltd. recognizes dividend income as operating revenue. Dividend income of ~~W~~1,426 million (six-month period ended June 30, 2022: ~~W~~1,323 million) that is recognized as operating revenue for the six-month period ended June 30, 2023 is included.

[3]

KT Estate Inc. recognizes gain and loss on disposal of investment properties as operating revenue and expense, respectively. Gain on disposal of investment properties of ~~W~~10,542 million (six-month period ended June 30, 2022: Gain on disposal of ~~W~~74,589 million) that is recognized as operating revenue for the year ended June 30, 2023 is included.

[4]

KT Investment Co., Ltd. and other subsidiaries of the Group recognize gain and loss on valuation of financial assets at fair value through profit or loss as operating revenue and expense, respectively. Gain on valuation of financial assets at fair value through profit or loss of ~~W~~11,727 million (six-month period ended June 30, 2022: Loss on valuation of ~~W~~1,212 million) that is recognized as operating income/expense for the year ended June 30, 2023 is included.

(2)	Significant transactions not affecting cash flows for the six-month periods ended June 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Reclassification of the current portion of borrowings	~~W~~	1,286,741	~~W~~	883,468
Reclassification of construction-in-progress to property and equipment		1,343,059		1,198,889
Reclassification of other payables relating to acquisition of property and equipment		(211,861)		(107,809)
Reclassification of other payables relating to acquisition of intangible assets		(235,761)		(318,351)
Reclassification of other payables from defined benefit liabilities		(108,747)		(135,201)
Reclassification of other payables from plan assets		95,733		121,219

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

26.	Changes in Liabilities Arising from Financing Activities

Details of changes in liabilities related to cash flows that have been classified as financing activities or will be classified as financing activities in the consolidated statement of cash flows for the six-month periods ended June 30, 2023 and are as follows:

(in millions of Korean won)	Six-month period ended June 30, 2023

	Beginning		Cash flows		Others								Ending
					Newly acquired		Changes in FX rate		Fair value changes		Others
Borrowings	~~W~~	10,006,685	~~W~~	(141,362)	~~W~~	—	~~W~~	100,058	~~W~~	515	~~W~~	70,145	~~W~~	10,036,041
Lease liabilities		1,172,038		(208,342)		173,095		—		50		(5,380)		1,131,461
Derivative liabilities		33,555		—		—		(22,565)		6,479		—		17,469
Derivative assets		(190,830)		26,593		—		(71,435)		28,601		(3,132)		(210,203)

Total	~~W~~	11,021,448	~~W~~	(323,111)	~~W~~	173,095	~~W~~	6,058	~~W~~	35,645	~~W~~	61,633	~~W~~	10,974,768

(in millions of Korean won)	Six-month period ended June 30, 2022

	Beginning		Cash flows		Others
					Newly acquired		Changes in FX rate		Fair value changes		Others		Ending
Borrowings	~~W~~	8,437,703	~~W~~	1,412,477	~~W~~	—	~~W~~	219,645	~~W~~	449	~~W~~	4,255	~~W~~	10,074,529
Lease liabilities		1,159,369		(189,389)		193,535		—		114		30,862		1,194,491
Derivative liabilities		75,176		—		—		25,137		(504)		(57,126)		42,683
Derivative assets		(99,453)		—		—		(226,014)		25,927		713		(298,827)

Total	~~W~~	9,572,795	~~W~~	1,223,088	~~W~~	193,535	~~W~~	18,768	~~W~~	25,986	~~W~~	(21,296)	~~W~~	11,012,876

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

27.	Segment Information

(1)	The management of the Group determines the operating segments based on the reported information when establishing the business strategy.

Details	Business service
ICT	Mobile/fixed line telecommunication service and convergence business, B2B business and others
Finance	Credit card business
Satellite TV	Satellite TV business
Real estate	Residential building development and supply
Others	IT, facility security, global business, and others

(2)	Details of operating revenues and profit by each segment for the three- and six-month periods ended June 30, 2023 and 2022, are as follows:

(in millions of Korean won)
	2023
	Operating revenues				Operating profit				Depreciation and amortization [1]
	Three months		Six months		Three months		Six months		Three months		Six months
ICT	~~W~~	4,487,417	~~W~~	9,106,412	~~W~~	407,424	~~W~~	795,567	~~W~~	782,598	~~W~~	1,561,821
Finance		959,350		1,843,337		33,008		43,842		8,299		20,211
Satellite TV		181,008		359,687		18,831		35,135		13,480		27,188
Real estate		141,876		251,993		23,021		27,415		17,452		34,902
Others		1,995,074		3,828,946		105,929		166,042		140,621		275,424

Subtotal		7,764,725		15,390,375		588,213		1,068,001		962,450		1,919,546
Elimination		(1,217,204)		(2,399,178)		(12,105)		(5,788)		(33,260)		(60,913)

Consolidated amount	~~W~~	6,547,521	~~W~~	12,991,197	~~W~~	576,108	~~W~~	1,062,213	~~W~~	929,190	~~W~~	1,858,633

[1]	Sum of the amortization of property and equipment, intangible assets, investment properties and right-of-use assets.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(in millions of Korean won)
	2022
	Operating revenues				Operating profit				Depreciation and amortization [1]
	Three months		Six months		Three months		Six months		Three months		Six months
ICT	~~W~~	4,517,852	~~W~~	9,126,241	~~W~~	303,481	~~W~~	733,374	~~W~~	767,401	~~W~~	1,554,654
Finance		920,371		1,759,502		26,811		59,783		11,956		23,621
Satellite TV		174,878		343,051		16,929		36,323		14,596		29,236
Real estate		96,524		247,097		13,359		91,592		16,323		32,670
Others		1,487,918		3,552,269		96,562		169,672		138,289		237,764

Subtotal		7,197,543		15,028,160		457,142		1,090,744		948,565		1,877,945
Elimination		(885,391)		(2,438,308)		2,029		(4,954)		(20,528)		(58,232)

Consolidated amount	~~W~~	6,312,152	~~W~~	12,589,852	~~W~~	459,171	~~W~~	1,085,790	~~W~~	928,037	~~W~~	1,819,713

[1]	Sum of the amortization of property and equipment, intangible assets, investment properties and right-of-use assets.

During the prior period, the Group changed certain operating segments for efficient business operation, and comparative information on the relevant segments was restated as the changed operating segments.

(3)	Operating revenues for the six-month periods ended June 30, 2023 and 2022, and non-current assets as of June 30, 2023 and December 31, 2022, by geographical region, are as follows:

(in millions of Korean won)	2023
	Operating revenues				Non-current assets[1]
	Three months		Six months		June 30, 2023
Domestic	~~W~~	6,501,361	~~W~~	12,904,253	~~W~~	20,741,656
Overseas		46,160		86,944		283,446

Total	~~W~~	6,547,521	~~W~~	12,991,197	~~W~~	21,025,102

(in millions of Korean won)	2022
	Operating revenues				Non-current assets[1]
	Three months		Six months		December 31, 2022
Domestic	~~W~~	6,272,679	~~W~~	12,513,236	~~W~~	20,845,214
Overseas		39,473		76,616		270,490

Total	~~W~~	6,312,152	~~W~~	12,589,852	~~W~~	21,115,704

[1]	Sum of property and equipment, intangible assets, investment properties and right-of-use assets.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

28.	Related Party Transactions

(1)	The list of related parties of the Group as of June 30, 2023, is as follows:

Relationship	Name of Entity
Associates and joint ventures

KIF Investment Fund, QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd., LoginD Co., Ltd., K Bank Inc., Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund, Korea Electronic Vehicle Charging Service, K-REALTY RENTAL HOUSING REIT 2, AI RESEARCH INSTITUTE, KT-IBKC Future Investment Fund 1, Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd., CHAMP IT Co., Ltd., Alliance Internet Corp., Little Big Pictures, Virtua Realm Sendirian Berhad, KT-Smart Factory Investment Fund, KT Young Entrepreneurs DNA Investment Fund, HD Hyundai Robotics Co., Ltd.(formerly Hyundai Robotics Co., Ltd.), IGIS Professional Investors Private Investment Real Estate Investment LLC No. 395, Maruee Limited Company Specializing in the Cultural Industry, Trustay Co., Ltd., The skyk Co., Ltd., Mastern No.127 Logispoint Daegu Co., Ltd., SMART KOREA KT NEXT VENTURE FUND, kt Early Stage Investment Fund, Pacific Professional Investors Private Investment Real Estate Investment LLC No. 55, Mastern KT Multi-Family Real Estate Private Equity Investment Fund I, Home Choice Corp., K-REALTY RENTAL HOUSING REIT V, K-Realty 11th Real Estate Investment Trust Company, IBK-KT Emerging Digital Industry Investment Fund, SG-IBKC K-Contents Investment Fund No.1, Megazone Cloud Corporation, Suseo Station Transfer Center Complex Development, TeamFresh Corp., KORAMKO No. 143 General Private Real Estate Investment Company, Jumbo Film, KB Three Telecommunications Companies ESG Fund, IGIS No. 468-1 General Private Real Estate Investment Company, Mastern Hongdae Rental Housing General Private, Real Estate Investment Company No.167, Kiamco Data Center Blind Fund, Mastern No.172 Seongsu Office PFV Co. Ltd., OASISALPHA Corporation, Shinhan EZ General Insurance, Ltd, New Media Tech Fund, SH-KT Logistics Investment Type Private Real Estate Investment Trust No.1, GRANDWEST PFV Co., Ltd., Telco Credit Bureau Co., Ltd., STIC Place General Private Placement Real Estate Investment Trust No.2, Super Growth K-contents Fund

Others [1]	Goody Studio Co., Ltd., Rebellion Inc., Digital Pharm Co., Ltd.

[1]	Although they are evaluated by applying Korea IFRS 1109, these entities are included in the scope of related parties under Korean IFRS 1024 as the Group has significant influence over them.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(2)	Outstanding balances of receivables and payables in relation to transactions with related parties as of June 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)		June 30, 2023
		Receivables						Payables
Relationship	Name of Entity	Trade receivables		Other receivables		Lease payment receivables		Trade payables		Other payables		Lease liabilities
Associates and joint ventures	K Bank, Inc.	~~W~~	735	~~W~~	259,690	~~W~~	908	~~W~~	—	~~W~~	313	~~W~~	—
	Little Big Pictures		1,469		5,462		—		9		2		—
	K-Realty 11th Real Estate Investment Trust Company		113		1,283		—		—		—		8,063
	Others		2,015		10		—		2,779		1,652		—

	Total	~~W~~	4,332	~~W~~	266,445	~~W~~	908	~~W~~	2,788	~~W~~	1,967	~~W~~	8,063

(in millions of Korean won)		December 31, 2022
		Receivables				Payables
Relationship	Name of Entity	Trade receivables		Other receivables		Trade payables		Other payables		Lease liabilities
Associates and joint ventures	K Bank, Inc.	~~W~~	682	~~W~~	258,999	~~W~~	—	~~W~~	299	~~W~~	—
	Little Big Pictures		1,454		7,645		—		9		—
	K-Realty 11th Real Estate Investment Trust Company		151		1,283		—		—		8,824
	Others		2,285		2		3,235		2,932		—

	Total	~~W~~	4,572	~~W~~	267,929	~~W~~	3,235	~~W~~	3,240	~~W~~	8,824

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(3)	Significant transactions with related parties for the six-month periods ended June 30, 2023 and 2022, are as follows:

(in millions of Korean won)		2023
		Sales				Purchases				Acquisition of right-of-use assets
Relationship	Name of Entity	Operating revenue		Other income		Operating expenses		Others[1]
Associates and joint ventures	K Bank, Inc.	~~W~~	11,196	~~W~~	—	~~W~~	5,647	~~W~~	—	~~W~~	—
	HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.)		40		—		182		—		—
	K-Realty 11th Real Estate Investment Trust Company		128		100		1,149		—		34
	Others [2]		8,085		413		20,061		137		—

	Total	~~W~~	19,449	~~W~~	513	~~W~~	27,039	~~W~~	137	~~W~~	34

[1]	The amount of acquisition of property and equipment and others is included.
[2]	Transactions with KD Living, Inc. before it was classified as subsidiary of the Group are included.

(in millions of Korean won)		2022
		Sales				Purchases				Acquisition of right-of-use assets
Relationship	Name of Entity	Operating revenue		Other income		Operating expenses		Others[1]
Associates and joint ventures	K Bank, Inc.	~~W~~	16,307	~~W~~	—	~~W~~	5,260	~~W~~	—	~~W~~	—
	HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.)		46		—		606		2,120		—
	Others		3,135		1,413		9,949		1,547		—

	Total	~~W~~	19,488	~~W~~	1,413	~~W~~	15,815	~~W~~	3,667	~~W~~	—

[1]	The amount of acquisition of property and equipment and others is included.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(in millions of Korean won)		2023
		Finance income		Finance costs		Dividend income
Associates and joint ventures	K Bank, Inc.	~~W~~	3,853	~~W~~	—	~~W~~	—
	HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.)		—		—		—
	K-Realty 11th Real Estate Investment Trust Company		—		129		277
	Others [1]		—		—		1,629

Total		~~W~~	3,853	~~W~~	129	~~W~~	1,906

[1]	Transactions with KD Living, Inc. before it was classified as subsidiary of the Group are included.

(in millions of Korean won)		2022
		Finance income		Finance costs		Dividend income
Associates and joint ventures	K-Realty Qualified Private Real Estate Investment Trust No. 1 [1]	~~W~~	—	~~W~~	—	~~W~~	45,549
	K Bank, Inc.		418		—		—
	Others		—		110		9,158

Total		~~W~~	418	~~W~~	110	~~W~~	54,707

[1]	Transaction details before it was excluded from associates and joint ventures.

(4)	Key management compensation for the six-month periods ended June 30, 2023 and 2022, consists of:

(in millions of Korean won)	2023		2022
Salaries and other short-term benefits	~~W~~	619	~~W~~	999
Post-employment benefits		71		163
Stock-based compensation		302		644

Total	~~W~~	992	~~W~~	1,806

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(5)	Fund transactions with related parties for the six-month periods ended June 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023
	Borrowing transactions[1]				Equity contributions in cash
	Borrowings		Repayments
Associates and Joint ventures
Megazone Cloud Corporation	~~W~~	30,000	~~W~~	—	~~W~~	—
K-Realty 11th Real Estate Investment Trust Company		—		494		—
STIC Place General Private Placement Real Estate Investment Trust No.2		—		—		20,000
Telco Credit Bureau Co.,Ltd.		—		—		6,500
Super Growth K-contents Fund		—				6,000
Others [2]		—		—		5,967

Total	~~W~~	30,000	~~W~~	494	~~W~~	38,467

[1]	Lease transactions are included in borrowing transactions.
[2]	Includes transactions before Studio Discovery Co., Ltd. was excluded from the associates.

(in millions of Korean won)	2022
	Borrowing transactions[1]				Equity contributions in cash
	Borrowings		Repayments
Associates and Joint ventures
Megazone Cloud Corporation	~~W~~	—	~~W~~	—	~~W~~	130,001
IBK-KT Emerging Digital Industry Investment Fund		—		—		10,800
Mastern KT Multi-Family Real Estate Private Equity Investment Fund I		—		—		18,859
IGIS No. 468-1 General Private Real Estate Investment Company		—		—		25,000
Others		—		330		40,288

Total	~~W~~	—	~~W~~	330	~~W~~	224,948

[1]	Lease transactions are included in borrowing transactions.

(6)	Provision of collateral and investment agreement and others

Provision of collateral and investment agreement The Group has an obligation to invest in Kiamco Data Center Blind Fund, a related party, according to the agreement. As of June 30, 2023, the Group is planning to invest an additional ~~W~~114,509 million.

(7)	As of June 30, 2023, the limit of the credit card contract provided by the Group to K Bank, Inc. is ~~W~~985 million (December 31, 2022: ~~W~~1,000 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

29.	Fair Value

(1)	Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as of June 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	June 30, 2023			December 31, 2022
	Carrying amount		Fair value	Carrying amount		Fair value
Financial assets
Cash and cash equivalents	~~W~~	1,805,497	[1]	~~W~~	2,449,062	[1]
Trade and other receivables
Financial assets at amortized cost [2]		6,698,347	[1]		7,364,516	[1]
Financial assets at fair value through other comprehensive income		123,787	123,787		129,124	129,124
Other financial assets
Financial assets at amortized cost		1,099,733	[1]		1,060,058	[1]
Financial assets at fair value through profit or loss		1,015,820	1,015,820		1,064,856	1,064,856
Financial assets at fair value through other comprehensive income		1,660,016	1,660,016		1,508,192	1,508,192
Derivative financial assets for hedging		210,203	210,203		190,830	190,830

Total	~~W~~	12,613,403		~~W~~	13,766,638

Financial liabilities
Trade and other payables [3]	~~W~~	6,546,696	[1]	~~W~~	8,397,264	[1]
Borrowings		10,036,041	9,685,846		10,006,685	9,405,992
Other financial liabilities
Financial liabilities at amortized cost		290,806	[1]		246,606	[1]
Financial liabilities at fair value through profit or loss		164,088	164,088		141,280	141,280
Derivative financial liabilities for hedging		17,469	17,469		33,555	33,555

Total	~~W~~	17,055,100		~~W~~	18,825,390

[1]	The Group did not conduct a fair value estimation since the book amount is a reasonable approximation of fair value.
[2]	Lease receivables are excluded from fair value disclosure in accordance with Korean IFRS 1107.
[3]	Amounts related to employee benefit plans are included in trade and other payables at the end of previous year.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(2)	Fair Value Hierarchy

To provide an indication about the reliability of the inputs used in determining fair value, the Group classifies its financial instruments into the three levels prescribed under the accounting standards. Financial instruments that are measured at fair value are categorized by the fair value hierarchy, and the defined levels are as follows:

•

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

•

Level 2: The fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or disclosed in fair value as of June 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	June 30, 2023
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	123,787	~~W~~	—	~~W~~	123,787
Other financial assets
Financial assets at fair value through profit or loss		16,260		374,981		624,579		1,015,820
Financial assets at fair value through other comprehensive income		1,158,355		5,282		496,379		1,660,016
Derivative financial assets for hedging		—		210,203		—		210,203

Total	~~W~~	1,174,615	~~W~~	714,253	~~W~~	1,120,958	~~W~~	3,009,826

Liabilities
Borrowings	~~W~~	—	~~W~~	9,685,846	~~W~~	—	~~W~~	9,685,846
Other financial liabilities
Financial liabilities at fair value through profit or loss		—		804		163,284		164,088
Derivative financial liabilities for hedging		—		17,469		—		17,469

Total	~~W~~	—	~~W~~	9,704,119	~~W~~	163,284	~~W~~	9,867,403

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(in millions of Korean won)	December 31, 2022
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	129,124	~~W~~	—	~~W~~	129,124
Other financial assets
Financial assets at fair value through profit or loss		26,647		426,140		612,069		1,064,856
Financial assets at fair value through other comprehensive income		1,005,900		5,163		497,129		1,508,192
Derivative financial assets for hedging		—		189,717		1,113		190,830

Total	~~W~~	1,032,547	~~W~~	750,144	~~W~~	1,110,311	~~W~~	2,893,002

Liabilities
Borrowings	~~W~~	—	~~W~~	9,405,992	~~W~~	—	~~W~~	9,405,992
Other financial liabilities
Financial liabilities at fair value through profit or loss		—		—		141,280		141,280
Derivative financial liabilities for hedging		—		33,555		—		33,555

Total	~~W~~	—	~~W~~	9,439,547	~~W~~	141,280	~~W~~	9,580,827

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(3)	Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

1)	Details of transfers between Level 1 and Level 2 of the fair value hierarchy for recurring fair value measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for recurring fair value measurements.

2)	Details of changes in Level 3 of the fair value hierarchy for recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for recurring fair value measurements are as follows:

(In millions of Korean won)	June 30, 2023
	Financial assets						Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	612,069	~~W~~	497,129	~~W~~	1,113	~~W~~	141,280
Acquisitions		38,358		—		—		—
Reclassifications		(2,453)		(511)		(1,113)		—
Changes in consolidation scope		252		—		—		—
Disposals		(4,704)		(6)		—		—
Amount recognized in profit or loss		(18,943)		—		—		22,004
Amount recognized in other comprehensive income		—		(233)		—		—

Ending balance	~~W~~	624,579	~~W~~	496,379	~~W~~	—	~~W~~	163,284

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(In millions of Korean won)	June 30 2022
	Financial assets						Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	577,085	~~W~~	323,373	~~W~~	31,565	~~W~~	215,332
Acquisitions		126,058		9,409		—		—
Reclassifications		(1,589)		3,239		—		(54,922)
Disposals		(118,046)		(89,245)		—		—
Amount recognized in profit or loss		15,464		38		42,851		(61,804)
Amount recognized in other comprehensive income		—		1,795		(22,828)		—

Ending balance	~~W~~	598,972	~~W~~	248,609	~~W~~	51,588	~~W~~	98,606

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(4)	Valuation Techniques and Inputs

Valuation techniques and inputs used in recurring and non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as of June 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	June 30, 2023
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	123,787	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		999,560	2,3	DCF Model, Adjusted Net Asset Model, Monte-Carlo Simulation
Financial assets at fair value through other comprehensive income		501,661	2,3	DCF Model, Market Approach Model
Derivative financial assets for hedging		210,203	2	DCF Model
Liabilities
Borrowings	~~W~~	9,685,846	2	DCF Model
Other financial liabilities
Financial liabilities at fair value through profit or loss		164,088	2,3	DCF Model, Binomial Option Pricing Model, Monte-Carlo Simulation
Derivative financial liabilities for hedging		17,469	2	DCF Model

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(in millions of Korean won)	December 31, 2022
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	129,214	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		1,038,209	2,3	DCF Model, Adjusted Net Asset Model, Monte-Carlo Simulation
Financial assets at fair value through other comprehensive income		502,292	2,3	DCF Model, Market Approach Model
Derivative financial assets for hedging		190,830	2,3	DCF Model
Liabilities
Borrowings	~~W~~	9,405,992	2	DCF Model
Other financial liabilities
Financial liabilities at fair value through profit or loss		141,280	3	DCF Model, Binomial Option Pricing Model, Monte-Carlo Simulation
Derivative financial liabilities for hedging		33,555	2	DCF Model

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Group uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the Chief Financial Officer (CFO) and discuss the valuation processes and results with the CFO in line with the Group’s closing dates.

(6)	Gains and Losses on Valuation at the Transaction Date

In the case that the Group values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by valuation methods using such data differs from the transaction price, then the fair value of the financial instrument is recognized at the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case that the inputs of the valuation methods become observable in markets, the remaining deferred difference is immediately recognized in full in profit or loss.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2023 and 2022 (Unaudited), and December 31, 2022

In relation to this, details and changes of total deferred differences for the six-month periods ended June 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
	Derivatives used for hedging		Derivatives used for hedging
Beginning balance	~~W~~	—	~~W~~	831
Recognized at fair value through profit or loss		—		(713)

Ending balance	~~W~~	—	~~W~~	118

30.	Events After the Reporting Period

(1)	The Company has issued the following bonds after June 30, 2023.

(in millions of Korean won)	Issue date	Face value	Nominal interest rate	Maturity
The 199-1st Public bond	2023-07-12	85,000	4.030%	2025-07-11
The 199-2nd Public bond	2023-07-12	160,000	4.150%	2026-07-10
The 199-3rd Public bond	2023-07-12	155,000	4.220%	2028-07-12

(2)

The consolidated subsidiary, KT Cloud Co., Ltd. decided on paid-in-capital increase based on the resolution of the board of directors on May 11, 2023. The amount of paid-in capital increase was ~~W~~600,000 million, and the capital increase was carried out on July 6, 2023.

KT Corporation

Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

KT Corporation

Index

June 30, 2023 and 2022

KT Corporation

Separate Interim Financial Statements

June 30, 2023 and 2022

Page(s)

Report on Review of Interim Financial Statements	1 – 2

Separate Interim Financial Statements

Separate Interim Statements of Financial Position	3 – 4

Separate Interim Statements of Profit or Loss	5

Separate Interim Statements of Comprehensive Income	6

Separate Interim Statements of Changes in Equity	7 – 8

Separate Interim Statements of Cash Flows	9

Notes to the Separate Interim Financial Statements	10 – 58

Deloitte Anjin LLC 9F., One IFC, 10, Gukjegeumyung-ro, Youngdeungpo-gu, Seoul 07326, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

Independent Auditor’s Review Report

[English Translation of Independent Auditor’s Review Report Originally Issued in Korean on August 14, 2023]

To the Shareholders and the Board of Directors of KT Corporation.

Reviewed Separate Interim Financial Statements

We have reviewed the accompanying separate interim financial statements of KT Corporation (the “Company”). The separate interim financial statements consist of the separate statement of financial position as of June 30, 2023, and the related separate statements of profit or loss, comprehensive income, changes in equity and cash flows for the six-month periods ended June 30, 2023 and 2022, all expressed in Korean won, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Separate Interim Financial Statements

Management is responsible for the preparation and fair presentation of these separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No. 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the accompanying separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semi-annual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of separate interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying separate interim financial statements referred to above are not presented fairly, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

1

Other Matters

The accompanying separate interim statements of profit or loss, comprehensive income, changes in equity and cash flows for the six-month period ended June 30, 2022 for comparative purpose, were reviewed by other auditors, whose report thereon dated August 16, 2022, expressed that nothing came to their attention that caused them to believe that those separate interim financial statements as of June 30, 2022 were not prepared fairly, in all material respects, in accordance with K-IFRS.

The separate statement of financial position as of December 31, 2022, and the related separate statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by other auditors, whose report thereon dated March 8, 2023, expressed an unqualified opinion. The accompanying statement of financial position as of December 31, 2022, presented for comparative purposes, is not different from that audited by other auditors in all material respects.

Seoul, Korea

August 14, 2023

Notice to Readers

This review report is effective as of August 14, 2023, the auditor’s review report date. Certain subsequent events or circumstances may have occurred between the auditor’s review report date and the time the auditor’s review report is read. Such events or circumstances could significantly affect the financial statements and may result in modifications to the auditor’s review report.

2

KT Corporation

Separate Interim Statements of Financial Position

June 30, 2023 and December 31, 2022

(in millions of Korean won)	Notes	June 30, 2023		December 31,
		(Unaudited)		2022
Assets
Current assets
Cash and cash equivalents	4,28	~~W~~	625,676	~~W~~	966,307
Trade and other receivables, net	4,5,28		3,018,417		3,055,649
Other financial assets	4,6,28		219,971		232,837
Inventories, net	7		260,075		349,870
Other current assets	8		2,048,382		1,998,825

Total current assets			6,172,521		6,603,488

Non-current assets
Trade and other receivables, net	4,5,28		402,761		526,988
Other financial assets	4,6,28		2,146,333		1,993,893
Property and equipment, net	9		11,276,254		11,540,162
Right-of-use assets	16		965,444		983,049
Investment properties, net	9		1,199,486		1,137,489
Intangible assets, net	9		1,682,148		1,855,679
Investments in subsidiaries, associates and joint ventures	10		4,893,653		4,879,219
Net defined benefit assets	14		155,522		180,689
Other non-current assets	8		698,035		717,118

Total non-current assets			23,419,636		23,814,286

Total assets		~~W~~	29,592,157	~~W~~	30,417,774

The above separate interim statements of financial position should be read in conjunction with the accompanying notes.

(Continued)

See accompanying notes to the separate financial statements.

3

KT Corporation

Separate Interim Statements of Financial Position

June 30, 2023 and December 31, 2022

(in millions of Korean won)	Notes	June 30, 2023		December 31,
		(Unaudited)		2022
Liabilities
Current liabilities
Trade and other payables	4,11,28	~~W~~	4,022,325	~~W~~	4,411,056
Borrowings	4,12,28		1,131,454		984,720
Other financial liabilities	4,6,28		5,205		—
Current tax liabilities			190,943		127,944
Provisions	13		88,964		87,720
Deferred income	19		39,820		44,042
Other current liabilities	8		675,004		665,968

Total current liabilities			6,153,715		6,321,450

Non-current liabilities
Trade and other payables	4,11,28		722,262		979,050
Borrowings	4,12,28		6,205,612		6,510,841
Other financial liabilities	4,6,28		21,028		37,566
Provisions	13		88,764		79,374
Deferred income	19		150,422		158,161
Deferred tax liabilities			809,493		763,113
Other non-current liabilities	8		666,211		710,139

Total non-current liabilities			8,663,792		9,238,244

Total liabilities			14,817,507		15,559,694

Equity
Share capital			1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	17		12,428,997		12,347,403
Accumulated other comprehensive income			11,264		(72,672)
Other components of equity	18		(670,368)		(421,408)

Total equity			14,774,650		14,858,080

Total liabilities and equity		~~W~~	29,592,157	~~W~~	30,417,774

(Concluded)

See accompanying notes to the separate financial statements.

4

KT Corporation

Separate Interim Statements of Profit or Loss

Three- and Six-Month Periods Ended June 30, 2023 and 2022

		Three- and Six-Months Periods Ended June 30
(in millions of Korean won, except per share amounts)	Notes	2023 (Unaudited)				2022 (Unaudited)
		Three months		Six months		Three months		Six months
Operating revenue	19	~~W~~	4,487,418	~~W~~	9,106,412	~~W~~	4,517,852	~~W~~	9,126,241
Operating expenses	20		4,079,994		8,310,845		4,214,371		8,392,867

Operating profit			407,424		795,567		303,481		733,374
Other income	21		55,079		171,599		83,128		218,502
Other expenses	21		63,349		112,011		55,462		96,831
Finance income	22		109,563		258,098		275,958		409,299
Finance costs	22		114,066		290,909		280,584		408,772

Profit before income tax expense			394,651		822,344		326,521		855,572
Income tax expense	23		89,596		197,424		302,085		440,167

Profit for the period		~~W~~	305,055	~~W~~	624,920	~~W~~	24,436	~~W~~	415,405

Earnings per share
Basic earnings per share	24	~~W~~	1,222	~~W~~	2,474	~~W~~	104	~~W~~	1,761
Diluted earnings per share	24		1,222		2,473		104		1,761

See accompanying notes to the separate financial statements.

5

KT Corporation

Separate Interim Statements of Comprehensive Income

Three- and Six-Month Periods Ended June 30, 2023 and 2022

		Three- and Six-Months Periods Ended June 30
(in millions of Korean won)	Notes	2023 (Unaudited)				2022 (Unaudited)
		Three months		Six months		Three months		Six months
Profit for the period		~~W~~	305,055	~~W~~	624,920	~~W~~	24,436	~~W~~	415,405
Other comprehensive income
Items that will not be subsequently reclassified to profit or loss:
Remeasurements of the net defined benefit liability	14		641		2,717		(1,986)		(2,694)
Gain (loss) on valuation of financial instruments at fair value through other comprehensive income			40,764		111,735		(34,457)		(39,039)
Items that may be subsequently reclassified to profit or loss:
Valuation gain on cash flow hedge	6		(10,419)		46,169		94,703		121,686
Other comprehensive income from cash flow hedges reclassified to profit or loss			(8,850)		(73,746)		(116,154)		(148,462)
Other comprehensive income (loss) for the period, net of tax			22,136		86,875		(57,894)		(68,509)
Total comprehensive income (loss) for the period		~~W~~	327,191	~~W~~	711,795	~~W~~	(33,458)	~~W~~	346,896

See accompanying notes to the separate financial statements.

6

KT Corporation

Separate Interim Statements of Changes in Equity

Six-Month Periods Ended June 30, 2023 and 2022

(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total equity
Balance as at January 1, 2022		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,931,481	~~W~~	125,610	~~W~~	(1,196,954)	~~W~~	13,864,894
Comprehensive income
Profit for the period			—		—		415,405		—		—		415,405
Gain on valuation of financial assets at fair value through other comprehensive income			—		—		—		(39,039)		—		(39,039)
Remeasurements of net defined benefit liabilities	14		—		—		(2,694)		—		—		(2,694)
Valuation gain on cash flow hedge	6		—		—		—		(26,776)		—		(26,776)

Total comprehensive income for the period			—		—		412,711		(65,815)		—		346,896

Transactions with owners
Dividends paid			—		—		(450,393)		—		—		(450,393)
Appropriation of retained earnings related to loss on disposal of treasury stock			—		—		(11,577)		—		11,577		—
Acquisition of treasury stock			—		—		—		—		4,429		4,429
Others			—		—		—		—		(2,223)		(2,223)

Subtotal			—		—		(461,970)		—		13,783		(448,187)

Balance as at June 30, 2022 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,882,222	~~W~~	59,795	~~W~~	(1,183,171)	~~W~~	13,763,603

7

KT Corporation

Separate Interim Statements of Changes in Equity

Six-Month Periods Ended June 30, 2023 and 2022

(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total equity
Balance as at January 1, 2023		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,347,403	~~W~~	(72,672)	~~W~~	(421,408)	~~W~~	14,858,080
Comprehensive income
Profit for the period			—		—		624,920		—		—		624,920
Loss on valuation of financial assets at fair value through other comprehensive income			—		—		222		111,513		—		111,735
Remeasurements of net defined benefit liabilities	14		—		—		2,717		—		—		2,717
Valuation loss on cash flow hedge	6		—		—		—		(27,577)		—		(27,577)

Total comprehensive income for the period			—		—		627,859		83,936		—		711,795

Transactions with owners
Dividends paid			—		—		(501,843)		—		—		(501,843)
Appropriation of retained earnings related to loss on disposal of treasury stock			—		—		(44,422)		—		44,422		—
Acquisition of treasury stock			—		—		—		—		(300,086)		(300,086)
Others			—		—		—		—		6,704		6,704

Subtotal			—		—		(546,265)		—		(248,960)		(795,225)

Balance as at June 30, 2023 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,428,997	~~W~~	11,264	~~W~~	(670,368)	~~W~~	14,774,650

(Concluded)

See accompanying notes to the separate financial statement.

8

KT Corporation

Separate Interim Statements of Cash Flows

Six-Month Periods Ended June 30, 2023 and 2022

		Six-Month Periods Ended June 30
(in millions of Korean won)	Notes	2023 (Unaudited)		2022 (Unaudited)
Cash flows from operating activities
Cash generated from operations	25	~~W~~	2,524,688	~~W~~	2,388,089
Interest paid			(136,173)		(94,662)
Interest received			94,543		104,821
Dividends received			91,780		89,933
Income tax paid			(121,150)		(94,194)

Net cash inflow from operating activities			2,453,688		2,393,987

Cash flows from investing activities
Collection of loans			18,880		23,536
Disposal of current financial assets at amortized cost			300,000		—
Disposal of non-current financial assets at amortized cost			12,956		—
Disposal of financial assets at fair value through profit or loss			2,064		632
Disposal of financial assets at fair value through other comprehensive income			306		—
Disposal of investments in subsidiaries, associates and joint ventures			10,316		36,028
Disposal of property and equipment			13,979		29,450
Disposal of intangible assets			1,235		105
Disposal of right-of-use assets			333		30
Loans granted			(14,775)		(107,333)
Acquisition of current financial assets at amortized cost			(300,000)		(537,530)
Acquisition of financial assets at fair value through profit or loss			(2,195)		(65,551)
Acquisition of financial assets at fair value through other comprehensive income			—		(4,646)
Acquisition of investments in subsidiaries, associates and joint ventures			(25,525)		(315,301)
Acquisition of property and equipment			(1,301,592)		(1,466,383)
Acquisition of intangible assets			(308,939)		(345,819)
Acquisition of right-of-use assets			(489)		(1,699)

Net cash outflow from investing activities			(1,593,446)		(2,754,481)

Cash flows from financing activities
Proceeds from borrowings			1,808,990		1,097,540
Settlement of derivative instruments (inflow)			24,935		—
Dividends paid			(501,843)		(450,394)
Repayments of borrowings			(2,072,333)		(220,247)
Acquisition of treasury stock			(300,086)		—
Decrease in lease liabilities			(160,719)		(182,763)

Net cash inflow (outflow) from financing activities	26		(1,201,056)		244,136

Effect of exchange rate change on cash and cash equivalents			183		49

Net increase (decrease) in cash and cash equivalents			(340,631)		(116,309)
Cash and cash equivalents
Beginning of the period			966,307		1,708,714

End of the period		~~W~~	625,676	~~W~~	1,592,405

See accompanying notes to the separate financial statements.

9

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

1.	General Information

KT Corporation (the “Company”) in accordance with the Korea Telecommunications Corporation Act, was established as a 100% government-invested institution on January 1, 1982, when it comprehensively succeeded the telegraph and telephone business from the Korea Communications Commission (former Ministry of Information and Communication) to promote management of public telecommunications business and communication technology, and to contribute to improvement of public welfare. After its establishment, the Company has been operating in public telecommunications business through a nationwide business network including headquarters and business departments. The address of the registered headquarter is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Republic of Korea.

On October 1, 1997, the Company was converted into a government-invested institution pursuant to the Act on Management Structure Improvement and Privatization of Public Enterprises and was listed on the KRX stock market which was established by the Korea Exchange. On May 29, 1999, the Company was listed on the New York Stock Exchange by issuing a stock depository certificate containing newly issued 24,282,195 shares of common stock along with 20,813,311 shares held by the government. On July 2, 2001, a stock depository certificate containing 55,502,161 stocks held by the government was additionally issued and listed on the New York Stock Exchange.

In 2002, the Company acquired the entirety of shares previously held by the government in accordance with the Korean government’s public enterprise privatization plan. As of June 30, 2023, the Korean government does not own any shares in the Company.

2.	Significant Accounting Policies

2.1	Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS” or “K-IFRS”). The accompanying separate interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The separate interim financial statements of the Company for the six-month period ended June 30, 2023, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. These separate interim financial statements have been prepared in accordance with Korean IFRS which is effective or has been early adopted as of June 30, 2023.

10

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

2.2	Changes in Accounting Policies and Disclosures

(1) New and amended standards and interpretations adopted by the Company

The Company has applied the following standards and interpretations for the first time for their annual reporting period commencing January 1, 2023.

•	K-IFRS 1001 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements - Disclosure of Accounting Policies (Amendment)

The amendments change the requirements in K-IFRS 1001 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in K-IFRS 1001 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.

•	K-IFRS 1001 Presentation of Financial Statements - Disclosure of financial liabilities with condition to adjust exercise price (Amendment)

The amendments require disclosure of valuation gains or losses (limited to those recognized in the profit or loss) of the conversion options or warrants (or financial liabilities including them), if all or part of the financial instrument with exercise price that is adjusted depending on the issuer’s share price change is classified as financial liability as defined in paragraph 11 (2) of K-IFRS 1032.

•	K-IFRS 1008 Accounting Polices, Changes in Accounting Estimates and Errors - Definition of Accounting Estimates (Amendment)

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”.

The definition of a change in accounting estimates was deleted. However, the KASB retained the concept of changes in accounting estimates in the Standard with the following clarifications:

•	A change in accounting estimate that results from new information or new developments is not the correction of an error

•

The effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors

11

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

•	K-IFRS 1012 Income Taxes - Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendment)

The amendments introduce a further exception from the initial recognition exemption. Under the amendments, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences.

Depending on the applicable tax law, equal taxable and deductible temporary differences may arise on initial recognition of an asset and liability in a transaction that is not a business combination and affects neither accounting nor taxable profit. For example, this may arise upon recognition of a lease liability and the corresponding right-of-use asset applying K-IFRS 1116 at the commencement date of a lease.

Following the amendments to K-IFRS 1012, an entity is required to recognise the related deferred tax asset and liability, with the recognition of any deferred tax asset being subject to the recoverability criteria in K-IFRS 1012.

The amendments apply to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period an entity recognises:

•

A deferred tax asset (to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised) and a deferred tax liability for all deductible and taxable temporary differences associated with:

①	Right-of-use assets and lease liabilities

②	Decommissioning, restoration and similar liabilities and the corresponding amounts recognised as part of the cost of the related asset

•	The cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date.

12

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(2) New standards and interpretations not yet adopted by the Company

The amended accounting standard issued that is not mandatory for the annual reporting period commencing January 1, 2023 and has not been early adopted by the Company is as follows:

•	K-IFRS 1001 Presentation of Financial Statements - Classification of Liabilities as Current or Non-current (Amendment)

The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

In addition, the amendments specify that only covenants that an entity is required to comply with on or before the end of the reporting period affect the entity’s right to defer settlement of a liability for at least twelve months after the reporting date. Such covenants affect whether the right exists at the end of the reporting period, even if compliance with the covenant is assessed only after the reporting date.

The amendments also specify that the right to defer settlement is not affected if an entity only has to comply with a covenant after the reporting period. However, if the entity’s right to defer settlement of a liability is subject to the entity complying with covenants within twelve months after the reporting period, an entity discloses information that enables users of financial statements to understand the risk of the liabilities becoming repayable within twelve months after the reporting period. This would include information about the covenants (including the nature of the covenants and when the entity is required to comply with them), the carrying amount of related liabilities and facts and circumstances, if any, that indicate that the entity may have difficulties complying with the covenants.

The above amendments are applied retrospectively for annual reporting periods beginning on or after 1 January 2024, with early application permitted.

The Company is in review for the impact of the above amendments on the financial statements.

13

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

2.3	Significant Accounting Policies

Significant accounting policies and method of computation used in the presentation of the separate interim financial statements are consistent with those of the separate financial statements for the year ended December 31, 2022, except for the changes due to the application of amendment and enactments of standards described in Note 2.2 (1) and as described below.

(1) Income Tax Expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual effective income tax rate is applied to the pre-tax income of the interim period.

(2) Subsidiaries, Associates and Joint Ventures

The financial statements of the Company are the separate financial statements prepared in accordance with Korean IFRS 1027 Separate Financial Statements. Investments in subsidiaries, associates and joint ventures are recognized at cost under the direct equity method. Management applied the carrying amounts under the previous K-GAAP at the time of transition to Korean IFRS as deemed cost of investments. The Company recognizes dividend income from subsidiaries, associates and joint ventures in profit or loss when its right to receive the dividend is established.

3.	Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Company to make estimates and assumptions concerning the future. Management also needs to exercise judgement in applying the Company’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the actual results, it poses significant risk of resulting in a material adjustment.

14

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

4.	Financial Instruments by Category

Financial instruments by category as of June 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	June 30, 2023
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	625,676	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	625,676
Trade and other receivables		3,297,391		—		123,787		—		3,421,178
Other financial assets		403,833		390,768		1,365,273		206,430		2,366,304

(in millions of Korean won)	June 30, 2023
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit or loss		Derivatives used for hedging		Others		Total
Trade and other payables	~~W~~	4,428,797	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	4,428,797
Borrowings		7,337,066		—		—		—		7,337,066
Other financial liabilities		—		9,438		16,795		—		26,233
Lease liabilities		—		—		—		840,951		840,951

(in millions of Korean won)	December 31, 2022
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	966,307	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	966,307
Trade and other receivables		3,453,513		—		129,124		—		3,582,637
Other financial assets		416,294		410,388		1,214,059		185,989		2,226,730

(in millions of Korean won)	December 31, 2022
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit or loss		Derivatives used for hedging		Others		Total
Trade and other payables [1]	~~W~~	5,390,106	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	5,390,106
Borrowings		7,495,561		—		—		—		7,495,561
Other financial liabilities		—		5,164		32,402		—		37,566
Lease liabilities		—		—		—		865,280		865,280

[1]	Amounts related to employee benefit plans are included in Trade and other payables.

15

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

5.	Trade and Other Receivables

(1)	Trade and other receivables as of June 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	June 30, 2023
	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	2,879,848	~~W~~	(279,420)	~~W~~	(7,628)	~~W~~	2,592,800
Other receivables		455,016		(26,378)		(3,021)		425,617

Total	~~W~~	3,334,864	~~W~~	(305,798)	~~W~~	(10,649)	~~W~~	3,018,417

Non-current assets
Trade receivables	~~W~~	287,704	~~W~~	(709)	~~W~~	(15,741)	~~W~~	271,254
Other receivables		139,221		(430)		(7,284)		131,507

Total	~~W~~	426,925	~~W~~	(1,139)	~~W~~	(23,025)	~~W~~	402,761

(in millions of Korean won)	December 31, 2022
	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	2,929,574	~~W~~	(278,135)	~~W~~	(6,872)	~~W~~	2,644,567
Other receivables		443,525		(30,549)		(1,894)		411,082

Total	~~W~~	3,373,099	~~W~~	(308,684)	~~W~~	(8,766)	~~W~~	3,055,649

Non-current assets
Trade receivables	~~W~~	370,471	~~W~~	(869)	~~W~~	(11,180)	~~W~~	358,422
Other receivables		177,815		(429)		(8,820)		168,566

Total	~~W~~	548,286	~~W~~	(1,298)	~~W~~	(20,000)	~~W~~	526,988

(2)	Details of other receivables as of June 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	June 30, 2023		December 31, 2022
Loans	~~W~~	42,099	~~W~~	46,463
Receivables		255,412		262,557
Accrued income		7,527		6,996
Refundable deposits		278,894		294,575
Others		—		35
Less: Provision for impairment		(26,808)		(30,978)

Total	~~W~~	557,124	~~W~~	579,648

(3)	The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as of June 30, 2023.

(4)

The Company classifies a portion of the trade receivables as financial assets at fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

16

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.	Other Financial Assets and Liabilities

(1)	Details of other financial assets and liabilities as of June 30, 2023 and December 31, 2022, are as follows :

(in millions of Korean won)	June 30, 2023		December 31, 2022
Other financial assets
Financial assets at amortized cost [1]	~~W~~	403,833	~~W~~	416,294
Financial assets at fair value through profit or loss [2]		390,768		410,388
Financial assets at fair value through other comprehensive income		1,365,273		1,214,059
Derivatives used for hedging		206,430		185,989
Less: Non-current		(2,146,333)		(1,993,893)

Current	~~W~~	219,971	~~W~~	232,837

Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	9,438	~~W~~	5,164
Derivatives used for hedging		16,795		32,402
Less: Non-current		(21,028)		(37,566)

Current	~~W~~	5,205	~~W~~	—

[1]

As of June 30, 2023, the Company’s financial assets amount to ~~W~~30,464 million (December 31, 2022: ~~W~~30,464 million) and consist of checking account deposits, time deposits and others which are subject to withdrawal restrictions.

[2]

The company provided investments in Korea Software Financial Cooperative and others amounting to ~~W~~1,136 million as collateral in exchange for the payment guarantee provided by the Korea Software Financial Cooperative and others.

(2)	Financial Assets at fair value through profit or loss

1)	Details of financial assets at fair value through profit or loss as of June 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	June 30, 2023		December 31, 2022
Debt securities	~~W~~	385,955	~~W~~	387,594
Derivative held for trading [1]		4,813		22,794
Less: Non-current		(390,768)		(410,388)

Current	~~W~~	—	~~W~~	—

[1]

Derivative assets amounting to ~~W~~1,015 million, which is recognized by an agreement with LS Cable & System Ltd. in connection with KT Submarine Co., Ltd., and a call option amounting to ~~W~~3,798 million in connection with the acquisition of Epsilon Global Communications Pte. Ltd. are included (Note 15).

2)	The maximum exposure of debt instruments of financial assets recognized at fair value through profit or loss to credit risk is the carrying amount as of June 30, 2023.

17

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(3)	Financial Assets at fair value through other comprehensive income

1)	Details of financial assets at fair value through other comprehensive income as of June 30, 2023 and December 31, 2022, are as follows :

(in millions of Korean won)	June 30, 2023		December 31, 2022
Equity instruments (Listed)	~~W~~	1,165,539	~~W~~	1,015,606
Equity instruments (Unlisted)		199,734		198,453
Less: Non-current		(1,365,273)		(1,214,059)

Current	~~W~~	—	~~W~~	—

2)

Upon disposal of these equity instruments, any balance within the accumulated other comprehensive income is reclassified to retained earnings rather than to profit or loss. Upon disposal of debt securities, remaining balance of the accumulated other comprehensive income of debt investments is reclassified to profit or loss.

(4)	Derivatives used for hedging

1)	Details of valuation of derivatives used for hedging as of June 30, 2023 and December 31, 2022, are as follows :

(in millions of Korean won)	June 30, 2023				December 31, 2022
	Assets		Liabilities		Assets		Liabilities
Currency swap [1,2]	~~W~~	206,430	~~W~~	16,795	~~W~~	185,989	~~W~~	32,402
Less: Non-current		(186,818)		(16,795)		(143,413)		(32,402)

Current	~~W~~	19,612	~~W~~	—	~~W~~	42,576	~~W~~	—

[1]

The currency swap contract is to hedge the risk of variability in cash flow from the borrowings due to changes in interest rate and foreign exchange rate and the expected maximum period for the Company to be exposed to risks of cash flow fluctuation by hedged items is until September 7, 2034.

[2]

The balance of derivative assets subject to the second phase of interest rate benchmark reform is ~~W~~83,847 million and the company has completed the consultation with the counterparty so that the alternative clause, which sets the interest rate of the alternative benchmark, can be inserted into the existing contract.

The entire fair value of hedging instrument is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and classified as a current asset or liability if the maturity of the hedged item is less than 12 months.

18

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

2)	Details of valuation gains and losses from derivatives for risk hedging purposes for the six-month periods ended June 30, 2023 and 2022, are as follows :

(in millions of Korean won)	2023						2022
Type of transaction	Valuation gain		Valuation loss		Other comprehensive income [1]		Valuation gain		Valuation loss		Other comprehensive income [1]
Currency swap	~~W~~	94,896	~~W~~	185	~~W~~	(36,858)	~~W~~	227,650	~~W~~	25,137	~~W~~	164,662

[1]	The amounts before adjustments of deferred income tax directly reflected in equity.

The ineffective portion recognized in profit or loss on the cash flow hedge is valuation gain of ~~W~~711 million for the current period (six-month period ended June 30, 2022: valuation gain of ~~W~~2,349 million).

(5)	Financial Liabilities at fair value through profit or loss

1)	Details of financial liabilities at fair value through profit or loss as of June 30, 2023 and December 31, 2022, are as follows :

(in millions of Korean won)	June 30, 2023		December 31, 2022
Financial liabilities at fair value through profit or loss Derivative liabilities held for trading [1]	~~W~~	9,438	~~W~~	5,164

[1]

Derivative liabilities of ~~W~~5,204 million recognized by an agreement with LS Cable & System Ltd. in connection with KT Submarine Co., Ltd. and derivative liabilities of ~~W~~4,234 million related to the obligation to acquire Epsilon Global Communications Pte. Ltd. are included. (Note 15).

19

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

7.	Inventories

Inventories as of June 30, 2023 and December 31, 2022, are as follows :

(in millions of Korean won)	June 30, 2023						December 31, 2022
	Acquisition cost		Valuation allowance		Carrying amount		Acquisition cost		Valuation allowance		Carrying amount
Merchandise	~~W~~	342,450	~~W~~	(82,375)	~~W~~	260,075	~~W~~	439,598	~~W~~	(89,728)	~~W~~	349,870

Cost of inventories recognized as expenses for the six-month period ended June 30, 2023, amounts to ~~W~~1,207,991 million (six-month period ended June 30, 2022: ~~W~~1,266,654 million) and reversal of inventory valuation loss amounts to ~~W~~7,353 million for the six-month period ended June 30, 2023 (six-month period ended June 30, 2022: reversal of inventory valuation loss ~~W~~45,187 million).

8.	Other Assets and Liabilities

Other assets and liabilities as of June 30, 2023 and December 31, 2022, are as follows :

(in millions of Korean won)	June 30, 2023		December 31, 2022
Other assets
Advance payments	~~W~~	62,681	~~W~~	54,315
Prepaid expenses		128,009		54,044
Contract costs		1,821,450		1,883,084
Contract assets		734,277		724,500
Less: Non-current		(698,035)		(717,118)

Current	~~W~~	2,048,382	~~W~~	1,998,825

Other liabilities
Advances received [1]	~~W~~	207,529	~~W~~	189,780
Withholdings		19,477		38,561
Unearned revenue		4,426		1,051
Lease liabilities		840,951		865,280
Contract liabilities		268,832		281,435
Less: Non-current		(666,211)		(710,139)

Current	~~W~~	675,004	~~W~~	665,968

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 Revenue from Contracts with Customers (Note 19)

20

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

9.	Property and Equipment, Investment Properties, and Intangible Assets

(1)	Changes in property and equipment for the six-month periods ended June 30, 2023 and 2022, are as follows :

(in millions of Korean won)	2023		2022
Beginning, net	~~W~~	11,540,162	~~W~~	12,021,117
Acquisition and capital expenditure		1,071,669		1,373,757
Disposal and termination		(31,538)		(44,114)
Depreciation		(1,153,835)		(1,148,140)
Transfer to investment properties		(85,493)		(24,991)
Investment in kind		—		(748,548)
Others		(64,711)		(24,038)

Ending, net	~~W~~	11,276,254	~~W~~	11,405,043

(2)	Changes in investment properties for the six-month periods ended June 30, 2023 and 2022, are as follows :

(in millions of Korean won)	2023		2022
Beginning, net	~~W~~	1,137,489	~~W~~	997,344
Depreciation		(23,496)		(20,968)
Transfer		85,493		24,983

Ending, net	~~W~~	1,199,486	~~W~~	1,001,359

(3)

As of June 30, 2023, the Company (Lessor) has entered into a non-cancellable operating lease contract relating to real estate lease. The future minimum lease payments under this contract are ~~W~~124,877 million for one year or less, ~~W~~250,053 million for more than one year and less than five years, ~~W~~518,141 million for over five years, and ~~W~~893,071 million in total.

(4)	Details of investment properties provided as collateral as of June 30, 2023 and December 31, 2022, are as follows :

(in millions of Korean won)	June 30, 2023
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	161,871	~~W~~	33,539	Deposits received	~~W~~	30,100

(in millions of Korean won)	December 31, 2022
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	168,904	~~W~~	35,456	Deposits received	~~W~~	29,638

21

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(5)	Changes in intangible assets for the six-month periods ended June 30, 2023 and 2022, are as follows :

(in millions of Korean won)	2023		2022
Beginning, net	~~W~~	1,855,679	~~W~~	2,236,564
Acquisition and capital expenditure [1]		70,641		41,715
Disposal and termination		(4,230)		(4,371)
Amortization		(239,942)		(230,656)
Investment in kind		—		(7,664)
Others		—		(12)

Ending, net	~~W~~	1,682,148	~~W~~	2,035,576

[1]	Amounts include transfer from property and equipment.

The carrying amount of goodwill and memberships assessed to have indefinite useful life and, therefore, not subject to amortization is ~~W~~65,057 million (December 31, 2022: ~~W~~65,057 million) and ~~W~~56,157 million (December 31, 2022: ~~W~~55,319 million), respectively as of June 30, 2023.

22

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

10.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Carrying amount in investments in subsidiaries, associates and joint ventures as of June 30, 2023 and December 31, 2022, is as follows :

(in millions of Korean won)	June 30, 2023		December 31, 2022
Subsidiaries	~~W~~	4,498,466	~~W~~	4,492,987
Associates and joint ventures		395,187		386,232

Total	~~W~~	4,893,653	~~W~~	4,879,219

1)	Investments in subsidiaries as of June 30, 2023 and December 31, 2022, are as follows :

(in millions of Korean won)			Carrying amount
	Location	Percentage of ownership (%)	June 30, 2023		December 31, 2022
KT Estate Inc.	Korea	100.0%	~~W~~	1,084,522	~~W~~	1,084,522
KT Sat Co., Ltd.	Korea	100.0%		390,530		390,530
KTCS Corporation [1]	Korea	8.4%		6,427		6,427
KTIS Corporation [1]	Korea	33.3%		30,633		30,633
KT Skylife Co., Ltd.	Korea	50.6%		311,696		311,696
BC Card Co., Ltd.	Korea	69.5%		633,004		633,004
KT M&S Co., Ltd.	Korea	100.0%		26,764		26,764
KT Alpha Co., Ltd.	Korea	70.5%		130,924		130,924
KT Telecop Co., Ltd.	Korea	86.8%		134,308		134,308
KT Submarine Co., Ltd. [1]	Korea	32.9%		24,370		24,370
Nasmedia, Inc. [1]	Korea	44.1%		23,051		23,051
KTDS Co., Ltd.	Korea	95.6%		19,616		19,616
KTGDH Co., Ltd.	Korea	100.0%		7,544		7,544
KT Strategic Investment Fund No.2 [3]	Korea	—		—		2,381
KT Sports	Korea	52.6%		19,311		19,311
KT M Mobile Co., Ltd.	Korea	100.0%		102,237		102,237
KT Service Bukbu Co., Ltd.	Korea	67.3%		3,873		3,873
KT Service Nambu Co., Ltd.	Korea	76.4%		10,160		10,160
KT Strategic Investment Fund No.3	Korea	86.7%		2,947		2,947
KT Strategic Investment Fund No.4	Korea	95.0%		10,070		16,720
PlayD Co., Ltd. [2]	Korea	23.5%		20,000		20,000
KT MOS Bukbu Co., Ltd.	Korea	100.0%		6,334		6,334
KT MOS Nambu Co., Ltd.	Korea	98.4%		4,267		4,267
Next Connect PFV	Korea	100.0%		24,250		24,250
KT Strategic Investment Fund No.5	Korea	95.0%		19,000		19,000
KT Engineering Co., Ltd.	Korea	59.8%		28,000		28,000
KT Studio Genie Co., Ltd.	Korea	90.9%		283,620		283,620
Lolab Co., Ltd.	Korea	79.8%		21,958		21,950
KT ES Pte. Ltd.	Singapore	57.6%		96,878		96,878
Altimedia Corporation	Korea	100.0%		22,000		22,000
kt cloud Co., Ltd.	Korea	100.0%		901,504		901,504
Others				98,668		84,166

Total			~~W~~	4,498,466	~~W~~	4,492,987

23

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

[1]

As of June 30, 2023, although sum of percentage of interest of the Company and its subsidiaries is less than 50% ownership in these entities, these entities are included in investments in subsidiaries due to the dispersion of other shareholders excluding the Company and voting patterns at previous shareholders’ meetings.

[2]

As of June 30, 2023, as Nasmedia Co., Ltd.(a subsidiary of the Company) holds interest of 46.9% in PlayD Co., Ltd., the Company and the subsidiary holds interest of 70.4% in total. Therefore, PlayD Co., Ltd is included in the investment in subsidiaries of the Company.

[3]	Due to liquidation during the six-month period ended June 30, 2023, it was excluded from the investment details of the subsidiary .

2)	Investments in associates and joint ventures as of June 30, 2023 and December 31, 2022, are as follows :

			Carrying amount
(in millions of Korean won)	Location	Percentage of ownership (%)	June 30, 2023		December 31, 2022
KIF Investment Fund	Korea	33.3%	~~W~~	115,636	~~W~~	115,636
HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.) [1]	Korea	10.0%		50,000		50,000
Megazone Cloud Corporation [1]	Korea	6.7%		130,001		130,001
KT-DSC Creative Economy Youth Start-up Investment Fund [1]	Korea	17.1%		2,220		2,520
Others				97,330		88,075

Total			~~W~~	395,187	~~W~~	386,232

[1]

The Company has less than 20% interest in the investees, but the investments are classified as investments in associates as the Company has significant influence in determining the operational and financial policies.

(2)	Changes in investments in subsidiaries, associates and joint ventures for the six-month periods ended June 30, 2023 and 2022, are as follows :

(in millions of Korean won)	2023		2022
Beginning	~~W~~	4,879,219	~~W~~	3,816,915
Acquisition		25,516		315,301
Disposal		(10,311)		(34,816)
Others [1]		(771)		751,504

Ending	~~W~~	4,893,653	~~W~~	4,848,904

[1]	Others include transaction by the Company to increase investment in kind in kt cloud Co., Ltd. during the period ended June 30, 2022.

24

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

11.	Trade and Other Payables

(1)	Details of trade and other payables of the company as of June 30, 2023 and December 31, 2022, are as follows :

(in millions of Korean won)	June 30, 2023		December 31, 2022
Current liabilities
Trade payables	~~W~~	691,971	~~W~~	568,260
Other payables		3,330,354		3,842,796

Total	~~W~~	4,022,325	~~W~~	4,411,056

Non-current liabilities

Other payables	~~W~~	722,262	~~W~~	979,050

(2)	Details of other payables of the Company as of June 30, 2023 and December 31, 2022, are as follows :

(in millions of Korean won)	June 30, 2023		December 31, 2022
Non-trade payables	~~W~~	2,483,086	~~W~~	3,351,557
Accrued expenses		1,057,298		935,250
Operating deposits		417,129		436,485
Others		95,103		98,554
Less: Non-current		(722,262)		(979,050)

Current	~~W~~	3,330,354	~~W~~	3,842,796

25

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

12.	Borrowings

(1)	Details of borrowings as of June 30, 2023 and December 31, 2022, are as follows :

1)	Debentures

(in millions of Korean won and foreign currencies in thousands)			June 30, 2023			December 31, 2022
Type	Maturity	Annual interest rate	Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes [1]	Sep. 7, 2034	6.500%	USD 100,000	~~W~~	131,280	USD 100,000	~~W~~	126,730
MTNP notes	Jul. 18, 2026	2.500%	USD 400,000		525,120	USD 400,000		506,920
FR notes [2]	Aug. 23, 2023	LIBOR(3M)+0.900%	USD 100,000		131,280	USD 100,000		126,730
MTNP notes	Jul. 19, 2024	0.330%	JPY 400,000		3,628	JPY 400,000		3,813
MTNP notes	Sep. 1, 2025	1.000%	USD 400,000		525,120	USD 400,000		506,920
FR notes [2]	Nov. 1, 2024	LIBOR(3M)+0.980%	USD 350,000		459,480	USD 350,000		443,555
FR notes	Jun. 19, 2023	—	—		—	SGD 284,000		267,843
MTNP notes	Jan. 21, 2027	1.375%	USD 300,000		393,840	USD 300,000		380,190
MTNP notes	Aug. 8, 2025	4.000%	USD 500,000		656,400	USD 500,000		633,650
The 183-3rd Public bond	Dec. 22, 2031	4.270%	—		160,000	—		160,000
The 184-2nd Public bond	Apr. 10, 2023	—	—		—	—		190,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%	—		100,000	—		100,000
The 186-3rd Public bond	Jun. 26, 2024	3.418%	—		110,000	—		110,000
The 186-4th Public bond	Jun. 26, 2034	3.695%	—		100,000	—		100,000
The 187-3rd Public bond	Sep. 2, 2024	3.314%	—		170,000	—		170,000
The 187-4th Public bond	Sep. 2, 2034	3.546%	—		100,000	—		100,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%	—		240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	—		50,000	—		50,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%	—		100,000	—		100,000
The 189-4th Public bond	Jan. 28, 2036	2.351%	—		70,000	—		70,000
The 190-2nd Public bond	Jan. 30, 2023	—	—		—	—		150,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%	—		170,000	—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%	—		70,000	—		70,000
The 191-2nd Public bond	Jan. 15, 2024	2.088%	—		80,000	—		80,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%	—		110,000	—		110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%	—		90,000	—		90,000
The 192-2nd Public bond	Oct. 11, 2024	1.578%	—		100,000	—		100,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%	—		50,000	—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	—		110,000	—		110,000
The 193-1st Public bond	Jun. 16, 2023	—	—		—	—		150,000
The 193-2nd Public bond	Jun. 17, 2025	1.434%	—		70,000	—		70,000
The 193-3rd Public bond	Jun. 17, 2030	1.608%	—		20,000	—		20,000
The 193-4th Public bond	Jun. 15, 2040	1.713%	—		60,000	—		60,000
The 194-1st Public bond	Jan. 26, 2024	1.127%	—		130,000	—		130,000
The 194-2nd Public bond	Jan. 27, 2026	1.452%	—		140,000	—		140,000
The 194-3rd Public bond	Jan. 27, 2031	1.849%	—		50,000	—		50,000
The 194-4th Public bond	Jan. 25, 2041	1.976%	—		80,000	—		80,000
The 195-1st Public bond	Jun. 10, 2024	1.387%	—		180,000	—		180,000

26

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(in millions of Korean won and foreign currencies in thousands)			June 30, 2023			December 31, 2022
Type	Maturity	Annual interest rate	Foreign currency	Korean won		Foreign currency	Korean won
The 195-2nd Public bond	Jun. 10, 2026	1.806%	—		80,000	—		80,000
The 195-3rd Public bond	Jun. 10, 2031	2.168%	—		40,000	—		40,000
The 196-1st Public bond	Jan. 27, 2025	2.596%	—		270,000	—		270,000
The 196-2nd Public bond	Jan. 27, 2027	2.637%	—		100,000	—		100,000
The 196-3rd Public bond	Jan. 27, 2032	2.741%	—		30,000	—		30,000
The 197-1st Public bond	Jun. 27, 2025	4.191%	—		280,000	—		280,000
The 197-2nd Public bond	Jun. 29, 2027	4.188%	—		120,000	—		120,000
The 198-1st Public bond	Jan. 10, 2025	3.847%	—		70,000	—		—
The 198-2nd Public bond	Jan. 12, 2026	3.869%	—		150,000	—		—
The 198-3rd Public bond	Jan. 12, 2028	3.971%	—		80,000	—		—

Subtotal					6,756,148			7,116,351
Less: Current portion					(630,960)			(884,227)
Discount on bonds					(20,809)			(22,764)

Total				~~W~~	6,104,379		~~W~~	6,209,360

[1]

As of June 30, 2023, the Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTN program has been terminated since 2007.

[2]

The LIBOR (3M) is approximately 5.545% as of June 30, 2023. Loans have not been converted to alternative benchmark interest rates, and the company has completed the consultation with the counterparty so that the alternative clause, which sets the interest rate of the alternative benchmark, can be inserted into the existing contract.

27

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

2)	Long-term borrowings

(in millions of Korean won)
Financial institution	Type	Maturity	Annual interest rates	June 30, 2023		December 31, 2022
The Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	Jul. 10, 2026	1.000%	~~W~~	1,727	~~W~~	1,974
CA-CIB	General loan	May. 15, 2023	—		—		100,000
		May. 28, 2024	3.380%		100,000		100,000
		Mar. 15, 2024	4.150%		100,000		—
JPM	General loan	Feb. 28, 2025	2.700%		100,000		100,000
		Mar. 15, 2024	4.480%		100,000		—
DBS	General loan	Jun. 28, 2024	4.109%		100,000		100,000
Korea Development Bank	General loan	Mar. 14, 2024	4.380%		100,000		—

Subtotal					601,727		401,974
Less: Current portion					(500,494)		(100,493)

Total				~~W~~	101,233	~~W~~	301,481

[1]	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.

(2)	Repayment schedule of the Company’s debentures and borrowings including the portion of current liabilities as of June 30, 2023, is as follows:

(in millions of Korean won)	Bonds
	In local currency		In foreign currency		Sub- total		Borrowings		Total
Jul.1, 2023 ~ Jun. 30, 2024	~~W~~	500,000	~~W~~	131,280	~~W~~	631,280	~~W~~	500,494	~~W~~	1,131,774
Jul.1, 2024 ~ Jun. 30, 2025		1,200,000		463,108		1,663,108		100,493		1,763,601
Jul.1, 2025 ~ Jun. 30, 2026		470,000		1,181,520		1,651,520		493		1,652,013
Jul.1, 2026 ~ Jun. 30, 2027		220,000		918,960		1,138,960		247		1,139,207
After Jul.1, 2027		1,540,000		131,280		1,671,280		—		1,671,280

	~~W~~3,930,000		~~W~~2,826,148		~~W~~6,756,148		~~W~~601,727		~~W~~7,357,875

28

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

13.	Provisions

Changes in provisions for the six-month periods ended June 30, 2023 and 2022, are as follows :

	2023
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	30,938	~~W~~	96,667	~~W~~	39,489	~~W~~	167,094
Increase (transfer)		—		10,417		1,345		11,762
Usage		—		(495)		(161)		(656)
Reversal		—		(472)		—		(472)

Ending balance	~~W~~	30,938	~~W~~	106,117	~~W~~	40,673	~~W~~	177,728

Current	~~W~~	30,938	~~W~~	17,651	~~W~~	40,375	~~W~~	88,964
Non-current		—		88,466		298		88,764

	2022
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	77,119	~~W~~	99,548	~~W~~	56,277	~~W~~	232,944
Increase (transfer)		—		4,952		220		5,172
Usage		—		(841)		(2,316)		(3,157)
Reversal		—		(2,616)		(11,033)		(13,649)

Ending balance	~~W~~	77,119	~~W~~	101,043	~~W~~	43,148	~~W~~	221,310

Current	~~W~~	77,119	~~W~~	23,685	~~W~~	41,056	~~W~~	141,860
Non-current		—		77,358		2,092		79,450

29

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

14.	Net Defined Benefit Liabilities (Assets)

(1)	The amounts recognized in the statements of financial position as of June 30, 2023 and December 31, 2022, are determined as follows :

(in millions of Korean won)	June 30, 2023		December 31, 2022
Present value of defined benefit obligations	~~W~~	1,570,349	~~W~~	1,493,655
Fair value of plan assets		(1,725,871)		(1,674,344)

Liabilities (Assets), net	~~W~~	(155,522)	~~W~~	(180,689)

(2)	Changes in the defined benefit obligations for the six-month periods ended June 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Beginning	~~W~~	1,493,655	~~W~~	1,721,241
Current service cost		54,555		64,387
Interest expense		36,665		20,930
Benefit paid		(14,526)		(22,537)
Other		—		(21,079)

Ending	~~W~~	1,570,349	~~W~~	1,762,942

(3)	Changes in the fair value of plan assets for the six-month periods ended June 30, 2023 and 2022, are as follows :

(in millions of Korean won)	2023		2022
Beginning	~~W~~	1,674,344	~~W~~	1,604,785
Interest income		41,301		19,513
Remeasurements on plan assets		3,072		(3,645)
Benefit paid		(15,859)		(25,511)
Other		23,013		9,336

Ending	~~W~~	1,725,871	~~W~~	1,604,478

(4)	Amounts recognized in the separate statement of profit or loss for the six-month periods ended June 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Current service cost	~~W~~	54,555	~~W~~	64,387
Net interest cost		(4,636)		1,417
Account transfers		(6,303)		(7,619)

Total expenses	~~W~~	43,616	~~W~~	58,185

30

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

15.	Commitments and Contingencies

(1)	As of June 30, 2023, major commitments with local financial institutions are as follows :

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Limit		Used amount
Bank overdraft	Kookmin Bank and others		360,000		—
Working capital loan	Korea Development Bank and others		1,070,000		—
Facility loan	Korea Development Bank		100,000		100,000
Inter-Korean Cooperation Fund	The Export-Import Bank of Korea		37,700		1,727
Economic Cooperation Business Insurance	The Export-Import Bank of Korea		3,240		1,732
Collateralized loan on electronic accounts receivable-trade	Kookmin Bank and others		247,000		14,738
Plus electronic notes payable	Industrial Bank of Korea		50,000		2,995
Derivatives transaction limit	Korea Development Bank and others	USD	2,070,000	USD	2,070,000
	Citi Bank	JPY	400,000	JPY	400,000

Total	KRW		1,867,940		121,192
	USD		2,070,000		2,070,000
	JPY		400,000		400,000

(2)	As of June 30, 2023, guarantees received from financial institutions are as follows :

(in millions of Korean won and foreign currencies in thousands)	Warranty details	Limit
Hana Bank	Comprehensive credit line		3,100
		USD	8,700
Shinhan Bank	Guarantee for payment in foreign currency and others	USD	39,517
Kookmin Bank	Guarantee for payment in foreign currency	USD	6,484
Woori Bank	Guarantee for payment in foreign currency	USD	5,000
Korea Development Bank	Refund guarantee for advances received	USD	6,811
Korea Software Financial Cooperative	Advance payment/other guarantee and others		1,085,486
Seoul Guarantee Insurance Company	Performance guarantee and others		16,522

Total	KRW		1,105,108
	USD		66,512

31

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(3)

The Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As of June 30, 2023, the Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~653 million.

(4)

For the six-month period ended June 30, 2023, and the year ended December 31, 2022, the Company made agreements with Securitization Specialty Companies (2023: First 5G 67th to 69th Securitization Specialty Co., Ltd., 2022: First 5G 61st to 66th Securitization Specialty Co., Ltd.), and disposed of its trade receivables related to handset sales. The Company also made asset management agreements with each securitization specialty company and in accordance with the agreements, the Company will receive asset management fees upon liquidation of the securitization specialty company.

(5)

As of June 30, 2023, the Company is a defendant in 142 lawsuits with the total claimed amount of ~~W~~48,171 million. As of June 30, 2023, litigation provisions of ~~W~~30,938 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated as of the reporting date.

(6)

Under the agreement of bond issuance and borrowings, the Company is required to maintain certain financial ratios such as debt-to-equity ratio, and to use the funds for the designated purpose and report to the creditors periodically. The covenants also contain restriction on provision of additional collateral and disposal of certain assets.

(7)	As of June 30, 2023, the Company participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

(8)

As of June 30, 2023, the contracted amount of property and equipment and intangible assets acquisition agreement made but not yet recognized amounts to ~~W~~694,178 million (December 31, 2022: ~~W~~653,639 million).

(9)

The Company entered into an agreement with financial investors of Epsilon Global Communications Pte., Ltd. in the acquisition of shares contract. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, the financial investors may exercise the Tag-Along Right, Drag-Along Right, or the right to sell shares for the convertible preferred shares they own (Note 6).

(10)

The Company has an obligation for additional contributions as per agreements to Future Innovation Private Equity Fund No.3 and others. As of June 30, 2023, the remaining committed amount of ~~W~~5,473 million and USD 32,350 thousand will be invested through the Capital Call method in the future.

(11)

The Company has joint responsibility obligation and an obligation to provide financial support as a construction investor during the construction period with respect to K Defense Co., Ltd. established in accordance with the Private Investment Act on Social Infrastructure. During the operating period, the company has an obligation to provide financial support as an operating investor.

32

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(12)

During the prior period, the Company entered into a stock sale contract with HYUNDAI MOBIS and HYUNDAI MOTOR COMPANY. If a certain period of time has elapsed from the date of the contract and the acquired stocks are to be disposed to a third party, HYUNDAI MOBIS and HYUNDAI MOTOR COMPANY may exercise a preferential purchase right to designate a buyer with priority.

(13)

During the prior period, the Company entered into an agreement with LS Cable & System Ltd., which participated in the stock acquisition contract of KT Submarine Co., Ltd. As per the agreement, the Company may exercise a put-option to LS Cable & System Ltd in the future. (Note 6)

16.	Leases

Information of leases in which the Company is a lessee is as follows. Information for leases in which the Company is a lessor is provided in Note 9.

(1)	The separate statement of financial position shows the following amounts relating to leases:

(in millions of Korean won)	June 30, 2023		December 31, 2022
Right-of-use assets
Property and buildings	~~W~~	869,974	~~W~~	889,615
Machinery and telecommunication line facilities		48,179		38,112
Others		47,291		55,322

Total	~~W~~	965,444	~~W~~	983,049

(in millions of Korean won)	June 30, 2023		December 31, 2022

Lease liabilities [1]
Current	~~W~~	231,341	~~W~~	223,747
Non-current		609,610		641,533

Total	~~W~~	840,951	~~W~~	865,280

[1]	Included in the line items ‘other current liabilities and non-current liabilities’ in the separate statement of financial position (Note 8).

Right-of-use assets related to leases increased by ~~W~~155,436 million and ~~W~~152,059 million, for the six-month periods ended June 30, 2023 and 2022, respectively.

33

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(2)	The separate statement of profit or loss for the six-month periods ended 30 June 2023 and 2022 shows the following amounts relating to leases:

(in millions of Korean won)	2023		2022
Depreciation of right-of-use assets
Property and buildings	~~W~~	142,301	~~W~~	152,014
Machinery and telecommunication line facilities		13,108		15,495
Others		13,634		11,701

	~~W~~	169,043	~~W~~	179,210

Depreciation of investment properties	~~W~~	—	~~W~~	15
Interest expense relating to lease liabilities		19,218		15,481
Expense relating to short-term leases		1,877		2,482
Expense relating to leases of low-value assets that are not short-term leases		5,487		5,283

The total cash outflow for leases for the six-month periods ended June 30, 2023 and 2022 was ~~W~~185,219 million and ~~W~~206,406 million, respectively.

17.	Retained Earnings

Details of retained earnings as of June 30, 2023 and December 31, 2022, are as follows :

(in millions of Korean won)	June 30, 2023		December 31, 2022
Legal reserve [1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves [2]		4,651,362		4,651,362
Unappropriated retained earnings		6,995,386		6,913,792

Total	~~W~~	12,428,997	~~W~~	12,347,403

[1]

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends but may be transferred to share capital with the approval of the Company’s Board of Directors or used to reduce accumulated deficits, if any, with the ratification of the Company’s majority shareholders.

[2]

The reserves of research and development of human resources in other surplus reserves are separately accumulated on disposal of retained earnings on tax filing adjustments when calculating income taxes in accordance with regulations of Tax Reduction and Exemption Control Act of Korea. Reversal of the reserves according to the relevant tax law can be paid out as dividends.

34

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

18.	Other Components of Equity

(1)	The Company’s other components of equity as of June 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	June 30, 2023		December 31, 2022
Treasury stock	~~W~~	(502,381)	~~W~~	(202,295)
Loss on disposal of treasury stock		—		(44,422)
Share-based compensation		12,958		6,222
Others		(180,945)		(180,913)

Total	~~W~~	(670,368)	~~W~~	(421,408)

(2)	As of June 30, 2023 and December 31, 2022, the details of treasury stock are as follows:

	June 30, 2023		December 31, 2022
Number of shares (in shares)		14,825,082		5,069,130
Amount (in millions of Korean won)	~~W~~	502,381	~~W~~	202,295

Treasury stock is expected to be used as stock compensation for the Company’s directors, employees and other purposes.

35

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

19.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

(1)	The Company has recognized the following amounts as revenue for the three- and six-month periods ended June 30, 2023 and 2022:

(in millions of Korean won)	2023				2022
	Three months		Six months		Three months		Six months
Revenue from contracts with customers	~~W~~	4,430,287	~~W~~	8,993,017	~~W~~	4,468,163	~~W~~	9,028,118
Revenue from other sources		57,131		113,395		49,689		98,123

Total revenue	~~W~~	4,487,418	~~W~~	9,106,412	~~W~~	4,517,852	~~W~~	9,126,241

(2)	Operating revenues for the three- and six-month periods ended June 30, 2023 and 2022, are as follows :

(in millions of Korean won)	2023				2022
	Three months		Six months		Three months		Six months
Services provided	~~W~~	4,018,611	~~W~~	7,971,223	~~W~~	3,937,312	~~W~~	7,898,446
Sales of goods		468,807		1,135,189		580,540		1,227,795

Total	~~W~~	4,487,418	~~W~~	9,106,412	~~W~~	4,517,852	~~W~~	9,126,241

Revenues from services provided are recognized over time, and sales of goods are recognized at a point in time.

(3)	The contract assets, liabilities and deferred revenue recognized in relation to revenue from contracts with customers are as follows:

(in millions of Korean won)	June 30, 2023		December 31, 2022
Contract assets [1]	~~W~~	951,343	~~W~~	885,380
Contract liabilities [1]		300,471		342,196
Deferred revenue [2]		70,141		70,369

[1]

The Company recognized contract assets of ~~W~~217,066 million and contract liabilities of ~~W~~31,639 million for long-term construction contracts as of June 30, 2023 (2022: contract assets of ~~W~~160,880 million and contract liabilities of ~~W~~60,761 million). The Company recognizes contract assets as trade and other receivables, and contract liabilities as other current liabilities.

[2]	Deferred revenue recognized relating to government grants is excluded.

36

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(4)	The contract costs recognized as assets are as follows :

(in millions of Korean won)	June 30, 2023		December 31, 2022
Incremental costs of obtaining a contract	~~W~~	1,665,783	~~W~~	1,729,567
Costs of contract performance		155,667		153,517

The Company recognized ~~W~~946,595 million as operating expenses for the six-month period ended June 30, 2023 (six-month period ended June 30, 2022: ~~W~~953,573 million) related to contract cost assets.

The Company did not recognize an impairment loss in anticipation of full recovery of costs recognized as assets.

(5)	For the three- and six-month periods ended June 30, 2023 and 2022, the revenue recognition arising from carried-forward contract liabilities and deferred revenue from prior year are as follows :

(in millions of Korean won)	2023				2022
	Three months		Six months		Three months		Six months
Revenue recognized that was included in the contract liabilities balance at the beginning of the year
Allocation of the transaction price	~~W~~	53,426	~~W~~	117,435	~~W~~	63,617	~~W~~	139,503
Deferred revenue of joining/installment fees		9,679		20,360		9,849		20,666

Total	~~W~~	63,105	~~W~~	137,795	~~W~~	73,466	~~W~~	160,169

37

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

20.	Operating Expenses

(1)	Operating expenses for the three- and six-month periods ended June 30, 2023 and 2022, are as follows :

(in millions of Korean won)	2023				2022
	Three months		Six months		Three months		Six months
Salaries and wages	~~W~~	583,266	~~W~~	1,113,418	~~W~~	605,819	~~W~~	1,155,143
Depreciation		579,976		1,154,267		563,053		1,145,715
Depreciation of right-of-use assets		84,005		169,043		89,302		179,210
Amortization of intangible assets		118,617		238,511		115,045		229,729
Commissions		465,359		909,190		441,532		863,155
Interconnection charges		109,660		220,898		135,366		257,217
International interconnection fees		44,245		92,019		50,850		99,794
Purchase of inventories		341,221		1,110,843		464,037		1,170,815
Changes of inventories		120,064		89,795		94,902		50,651
Sales promotion expense and sales commissions		637,152		1,263,112		657,387		1,270,607
Service costs		181,808		364,503		209,273		410,807
Purchase of contents		152,634		299,551		164,131		328,525
Utilities		90,954		178,646		71,502		154,960
Taxes and dues		51,031		103,115		52,907		109,461
Rent		28,674		57,358		29,317		53,934
Insurance premiums		11,511		26,167		11,558		25,124
Installation fees		109,932		220,791		117,527		232,880
Advertising expenses		29,719		55,354		40,685		78,302
Research and development expenses		49,932		99,406		42,129		82,248
Bad debt expenses		14,100		27,421		12,653		26,853
Others		276,134		517,437		245,396		467,737

Total	~~W~~	4,079,994	~~W~~	8,310,845	~~W~~	4,214,371	~~W~~	8,392,867

(2)	Details of employee benefits for the three- and six-month periods ended June 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023				2022
	Three months		Six months		Three months		Six months
Short-term employee benefits	~~W~~	538,964	~~W~~	1,028,371	~~W~~	557,650	~~W~~	1,058,249
Post-employment benefits (defined benefits)		21,775		43,616		28,696		58,185
Post-employment benefits (defined contributions)		13,069		27,092		12,124		24,234
Share-based compensation		5,180		6,736		4,986		9,103
Others		4,278		7,603		2,363		5,372

Total	~~W~~	583,266	~~W~~	1,113,418	~~W~~	605,819	~~W~~	1,155,143

38

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

21.	Other Income and Other Expenses

(1)	Other income for the three- and six-month periods ended June 30, 2023 and 2022, are as follows :

(in millions of Korean won)	2023				2022
	Three months		Six months		Three months		Six months
Gain on disposal of property and equipment	~~W~~	4,704	~~W~~	12,210	~~W~~	14,511	~~W~~	24,143
Gain on disposal of right-of-use assets		1,325		1,650		307		2,108
Compensation on impairment of property and equipment		37,836		69,848		45,428		74,576
Gain on disposal of investments in subsidiaries and associates		—		5		1,090		1,278
Dividends received		65		60,707		8,742		89,891
Gain on government subsidies		7,957		17,359		6,039		11,967
Others		3,192		9,820		7,011		14,539

Total	~~W~~	55,079	~~W~~	171,599	~~W~~	83,128	~~W~~	218,502

(2)	Other expenses for the three- and six-month periods ended June 30, 2023 and 2022, are as follows :

(in millions of Korean won)	2023				2022
	Three months		Six months		Three months		Six months
Loss on disposal of property and equipment	~~W~~	17,442	~~W~~	29,771	~~W~~	21,854	~~W~~	38,807
Loss on disposal of right-of-use assets		687		916		956		1,431
Loss on disposal of intangible assets		2,436		2,995		2,606		4,266
Donations		17		15,277		4,110		8,385
Others		42,767		63,052		25,936		43,942

Total	~~W~~	63,349	~~W~~	112,011	~~W~~	55,462	~~W~~	96,831

39

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

22.	Finance Income and Costs

(1)	Details of finance income for the three- and six-month periods ended June 30, 2023 and 2022, are as follows :

(in millions of Korean won)	2023				2022
	Three months		Six months		Three months		Six months
Interest income	~~W~~	50,050	~~W~~	105,009	~~W~~	55,310	~~W~~	115,244
Gain on foreign currency transactions		3,782		6,989		5,703		7,736
Gain on foreign currency translation		8,418		10,453		36,584		52,115
Gain on transaction of derivatives		3,132		3,132		—		—
Gain on valuation of derivatives		7,388		94,896		171,807		227,650
Gain on disposal of trade receivables		3,441		3,441		—		—
Gain on disposal of financial assets		69		892		543		543
Gain on valuation of financial assets		706		706		5,969		5,969
Others		32,577		32,580		42		42

Total	~~W~~	109,563	~~W~~	258,098	~~W~~	275,958	~~W~~	409,299

(2)	Details of finance costs for the three- and six-month periods ended June 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023				2022
	Three months		Six months		Three months		Six months
Interest expenses	~~W~~	77,362	~~W~~	142,588	~~W~~	58,674	~~W~~	110,028
Loss on foreign currency transactions		6,243		9,776		3,815		4,941
Loss on foreign currency translation		8,431		97,824		180,432		239,238
Loss on valuation of derivatives		185		185		13,887		25,137
Loss on disposal of trade receivables		2,129		7,065		13,584		19,221
Loss on valuation of financial assets		19,716		33,471		10,192		10,207

Total	~~W~~	114,066	~~W~~	290,909	~~W~~	280,584	~~W~~	408,772

23.	Income Tax Expense

Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual effective income tax rate used for the year ending December 31, 2023 is 24.0%.

40

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

24.	Earnings per Share

Basic earnings per share for the three- and six-month periods ended June 30, 2023 and 2022, are calculated as follows.

(1)	Basic Earnings per Share

Basic earnings per share is calculated by dividing the net income attributable to the ordinary shares by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares held by the Company as treasury stock.

	2023				2022
	Three months		Six months		Three months		Six months
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	305,055	~~W~~	624,920	~~W~~	24,436	~~W~~	415,405
Weighted average number of ordinary shares outstanding (in number of shares)		249,590,243		252,588,199		235,918,651		235,863,704
Basic earnings per share (in Korean won)	~~W~~	1,222	~~W~~	2,474	~~W~~	104	~~W~~	1,761

(2)	Diluted Earnings per Share

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assuming that all dilutive potential ordinary shares are converted into ordinary shares. The Company has dilutive potential ordinary shares from other share-based payments.

	2023				2022
	Three months		Six months		Three months		Six months
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	305,055	~~W~~	624,920	~~W~~	24,436	~~W~~	415,405
Diluted profit attributable to ordinary shares (in millions of Korean won)	~~W~~	305,055	~~W~~	624,920	~~W~~	24,436	~~W~~	415,405
Number of dilutive potential ordinary shares outstanding (in number of shares)		135,219		123,912		42,213		85,328
Weighted average number of ordinary shares outstanding (in number of shares)		249,725,462		252,712,111		235,960,864		235,949,032
Diluted earnings per share (in Korean won)	~~W~~	1,222	~~W~~	2,473	~~W~~	104	~~W~~	1,761

Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the period by the sum of the number of ordinary shares and dilutive potential ordinary shares.

41

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

25.	Cash Generated from Operations

(1)	Cash flows from operating activities for the six-month periods ended June 30, 2023 and 2022, are as follows :

(in millions of Korean won)	2023		2022
1. Profit for the period	~~W~~	624,920	~~W~~	415,405
2. Adjustments for:
Income tax expense		197,424		440,167
Interest income		(105,009)		(115,244)
Interest expense		141,697		110,028
Dividend income		(93,288)		(89,933)
Depreciation		1,177,331		1,169,108
Amortization of intangible assets		239,942		230,656
Depreciation of right-of-use assets		169,043		179,210
Provisions for post-employment benefits (defined benefits)		49,919		65,804
Allowance for bad debts		37,712		34,168
Loss (gain) on disposal of investments in subsidiaries and associates		(5)		(1,278)
Loss (gain) on disposal of property and equipment		17,561		14,664
Loss (gain) on disposal of intangible assets		2,995		4,266
Loss (gain) on disposal of right-of-use assets		(734)		(677)
Loss (gain) on foreign currency translation		87,371		187,123
Loss (gain) on valuation of derivatives, net		(75,587)		(202,513)
Loss (gain) on valuation of financial assets at fair value through profit or loss		10,509		4,238
Loss (gain) on disposal of financial assets at fair value through profit or loss		(892)		(543)
Others		10,166		(71,343)
3. Changes in operating assets and liabilities
Decrease in trade receivables		123,299		108,371
Decrease in finance lease receivables		—		577
Decrease in other receivables		1,521		65,726
Increase in other current assets		(48,762)		(128,752)
Decrease (increase) in other non-current assets		19,084		(19,709)
Decrease in inventories		94,416		93,479
Increase (decrease) in trade payables		122,742		(152,980)
Increase (decrease) in other payables		(222,477)		144,032
Increase in other current liabilities		1,382		1,203
Decrease in other non-current liabilities		(12,004)		(18,228)
Increase (decrease) in provisions		1,943		(11,850)
Decrease in deferred revenue		(11,961)		(27,342)
Payment of post-employment benefits (defined benefits)		(123,868)		(161,396)
Decrease in plan assets		88,298		121,652

4. Cash generated from operations (1+2+3)	~~W~~	2,524,688	~~W~~	2,388,089

42

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(2)	Significant transactions not affecting cash flows for the six-month periods ended June 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023		2022
Reclassification of current portion of borrowings	~~W~~	999,724	~~W~~	838,409
Reclassification of construction-in-progress to property and equipment		1,127,413		1,177,643
Changes in non-trade payables relating to acquisition of property and equipment		(231,455)		(118,377)
Changes in non-trade payables relating to acquisition of intangible assets		(304,125)		(304,125)
Reclassification of other payables from defined benefit obligations		(109,342)		(138,859)
Reclassification of other payables from plan assets		95,452		121,741

26.	Cash Generated from Financing Activities

Details of changes in liabilities related to cash flows that have been classified as financing activities or will be classified as financing activities in the separate statement of cash flows for the six-month periods ended June 30, 2023 and 2022 are as follows:

(in millions of Korean won)	2023
	Beginning		Cash flows		Others								Ending
					Newly acquired		Changes in FX rate		Changes in Fair value		Others
Borrowings	~~W~~	7,495,561	~~W~~	(263,343)	~~W~~	—	~~W~~	97,148	~~W~~	—	~~W~~	7,700	~~W~~	7,337,066
Financial lease liabilities		865,280		(160,719)		158,293		—		—		(21,902)		840,951
Derivative liabilities		32,402		—		—		(22,564)		6,957		—		16,795
Derivative assets		(185,989)		24,935		—		(71,435)		29,190		(3,131)		(206,430)

Total	~~W~~	8,207,254	~~W~~	(399,127)	~~W~~	158,293	~~W~~	3,149	~~W~~	36,147	~~W~~	(17,333)	~~W~~	7,988,382

(in millions of Korean won)	2022
	Beginning		Cash flows		Others								Ending
					Newly acquired		Changes in FX rate		Changes in Fair value		Others
Borrowings	~~W~~	6,949,654	~~W~~	877,293	~~W~~	—	~~W~~	208,358	~~W~~	—	~~W~~	3,431	~~W~~	8,038,736
Financial lease liabilities		966,700		(182,763)		157,773		—		—		(26,362)		915,348
Derivative liabilities		18,050		—		—		25,137		(504)		—		42,683
Derivative assets		(97,021)		—		—		(226,014)		34,369		713		(287,953)

Total	~~W~~	7,837,383	~~W~~	694,530	~~W~~	157,773	~~W~~	7,481	~~W~~	33,865	~~W~~	(22,218)	~~W~~	8,708,814

43

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

27.	Related Party Transactions

(1)	The list of related parties of the Company as of June 30, 2023, is as follows :

Relationship	Name of Entity
Subsidiaries	KT Alpha Co., Ltd., KTCS Corporation, KTIS Corporation, KT Service Bukbu Co., Ltd., KT Service Nambu Co., Ltd., KT Linkus Co., Ltd., KT Telecop Co., Ltd., KTDS Co., Ltd., Nasmedia, Inc., KT M&S Co., Ltd., GENIE Music Corporation, KT Estate Inc., KT Skylife Co., Ltd., H&C Network, KTGDH Co., Ltd., KT Sat Co., Ltd., KT Submarine Co., Ltd., KT Sports Co., Ltd., KT America, Inc., KT Japan Co., Ltd., KT investment management Inc., KT Commerce Inc., BC Card Co., Ltd., VP Inc., BC Card China Co., Ltd., Skylife TV Co., Ltd., Initech Co., Ltd., Smartro Co., Ltd., East Telecom LLC, KT NEXR Co., Ltd., KT Rwanda Networks Ltd., KT-Michigan Global Contents Fund, AOS Ltd., KT M Mobile Co., Ltd., KT Investment Co., Ltd., PT. BC Card Asia Pacific, KT Hongkong Telecommunications Co., Ltd., KT Strategic Investment Fund No.3, PlayD Co., Ltd., Korea Telecom Singapore Pte, Ltd., Texnoprosistem LLC, KT Music Contents Fund No.2, KT Strategic Investment Fund No.4, BC-VP Strategic Investment Fund No.1, KT MOS Bukbu Co., Ltd., KT MOS Nambu Co., Ltd., Nasmedia Thailand Co., Ltd., Next Connect PFV, KT Huimangjieum, KT Strategic Investment Fund No.5, K Real T Rental House No.3, Storywiz Co., Ltd., KT Engineering Co., Ltd., KT Studio Genie Co., Ltd., Lolab Co., Ltd., KHS Corporation, HCN Co., Ltd., Millie Seojae, KT ES Pte. Ltd., Epsilon Global Communications Pte. Ltd., Epsilon Telecommunications (SP) Pte. Ltd., Epsilon Telecommunications (US) Pte. Ltd., Epsilon Telecommunications Limited, Epsilon Telecommunications (HK) Limited, Epsilon US Inc., Epsilon Telecommunications (BG) EOOD, Epsilon M E A General Trading L.L.C, KTP SERVICES INC., Nasmedia-KT Alpha Future Growth Strategic Investment Fund, KT Strategic Investment Fund 6, Altimedia Corporation, Altimedia B.V.(Alticast B.V.), Altimedia Vietnam(Alticast Company Limited), BCCARD VIETNAM LTD., KT RUS LLC, Hangang Real Estate Investment Trust No. 24, KT DX Vietnam Company Limited, kt cloud Co., Ltd., Pocheon Jeonggyori Development Co., Ltd, Alpha DX Solution Co., Ltd., PT. Cranium Royal Aditama, KT Primorye IDC LLC, Juice Inc., open cloud lab Co., Ltd, KT HEALTHCARE VINA COMPANY LIMITED, KD Living, Inc., K-Realty Qualified Private Real Estate Investment Trust No. 1, AQUA RETAIL VIETNAM COMPANY LIMITED

44

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

Relationship	Name of Entity
Associates	KIF Investment Fund, QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd., LoginD Co., Ltd., K Bank Inc., Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund, Korea Electronic Vehicle Charging Service, K-REALTY RENTAL HOUSING REIT 2, AI RESEARCH INSTITUTE, KT-IBKC Future Investment Fund 1, Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd., CHAMP IT Co., Ltd., Alliance Internet Corp., Little Big Pictures, Virtual Realm Sendirian Berhad, KT Smart Factory Investment Union, KT Youth Startup DNA Investment Association, HD Hyundai Robotics Co., Ltd.(formerly Hyundai Robotics Co., Ltd.), IGIS Professional investors Private Investment Real Estate Investment LLC No 395, Maruee Limited Company Specializing in the Cultural Industry, Trustay Co., Ltd., The skyk Co., Ltd., Mastern No.127 Logispoint Daegu Co., Ltd., SMART KOREA KT NEXT VENTURE FUND, KT Early Stage Investment Fund, Pacific Professional Investors Private Investment Real Estate Investment LLC No. 55, Mastern KT Multi-Family Real Estate Private Equity Investment Fund I, Home Choice Corp., K-REALTY RENTAL HOUSING REIT V , K-Realty 11th Real Estate Investment Trust Company, IBK-KT Emerging Digital Industry Investment Fund, SG-IBKC K-Contents Investment Fund No.1, Megazone Cloud Corporation, Suseo Station Transfer Center Complex DevelopmentTeamFresh Corp., KORAMKO No. 143 General Private Real Estate Investment Company, Jumbo Film, KB Three Telecommunications Companies ESG Fund, IGIS No. 468-1 General Private Real Estate Investment Company, Mastern Hongdae Rental Housing General Private Real Estate Investment Company No.167, Kiamco Data Center Blind Fund, Mastern No.172 Seongsu Office PFV Co. Ltd, OASISALPHA Corporation, Shinhan EZ General Insurance, Ltd, New Media Tech Fund, SH-KT Logistics Investment Type Private Real Estate Investment Trust No.1, , GRANDWEST PFV Co., Ltd., Telco Credit Bureau Co., Ltd., STIC Place General Private Placement Real Estate Investment Trust No.2, Super Growth K-contents Fund
Others [1]	Goody Studio Co., Ltd., Rebellion Inc., Digital Pharm Co., Ltd.

[1]	Although they are evaluated by applying Korean IFRS 1109, these entities are included in the scope of Related Party under Korean IFRS 1024 as the Company has significant influence over them.

(2)

The amount of installment handset sales receivable inherited from KTIS Corporation, KTCS Corporation, KT Telecop Co., Ltd., KT M&S Co., Ltd. and KT Service Nambu Co., Ltd for the six-month period ended June 30, 2023 is ~~W~~262,688 million.

(3)

The Company has entered into an additional agreement in relation to providing communication service in wholesale with KT M Mobile Co., Ltd. In connection with the agreement, the Company offsets all or partial payables arising from joining mobile telecommunication services against receivables arising from the usage of network arising from telecommunication operating.

45

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(4)	Outstanding balances of receivables and payables in relation to transactions with related parties as of June 30, 2023 and December 31, 2022, are as follows :

(in millions of Korean won)	June 30, 2023
	Receivables						Payables
	Trade receivables		Loans and others		Other receivables		Trade payables		Other payables		Lease liabilities
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	90	~~W~~	—	~~W~~	42	~~W~~	—	~~W~~	10,521	~~W~~	—
KT Telecop Co., Ltd.		457		—		564		2,032		29,111		—
KTCS Corporation		169		—		7,265		—		66,854		7
KTIS Corporation		8,811		—		10		—		50,536		—
KT Service Bukbu Co., Ltd.		172		—		—		—		19,163		—
KT Service Nambu Co., Ltd.		28		—		—		—		21,866		—
KT Skylife Co., Ltd.		22,770		—		5,943		—		11,743		—
KTDS Co., Ltd.		1,031		—		1,683		—		109,426		—
KT Estate Inc.		1,083		—		43,446		—		9,520		13,971
Skylife TV Co., Ltd.		2,765		—		—		—		2,106		—
BC Card Co., Ltd. [1]		542		—		5,938		—		872		4
KT Sat Co., Ltd.		900		—		—		—		1,306		—
KT Alpha Co., Ltd.		5,706		—		80		—		10,142		—
KT Commerce Inc.		38		—		3		2,105		19,561		—
KT M&S Co., Ltd.		5		5,774		110		—		100,527		—
GENIE Music Corporation		13,714		—		315		—		13,108		—
KT M Mobile Co., Ltd.		40,600		—		47		—		983		—
Nasmedia, Co., Ltd.		2,310		—		2		—		939		—
KT MOS Bukbu Co., Ltd.		6		—		—		—		11,463		—
KT MOS Nambu Co., Ltd.		—		—		180		—		11,348		—
KT Engineering Co., Ltd.		57		—		1,090		443		50,685		—
KT Studio Genie Co., Ltd.		9		—		8,246		—		18,813		—
kt cloud Co., Ltd.		—		—		5,634		—		23,577		674
East Telecom LLC		5,130		12,758		—		—		257		—
Others		13,053		1		8,826		2,186		10,874		24
Associates and joint ventures
K Bank Inc.		249		—		100,467		—		1		—
Others		150		—		1		—		294		1,579

Total	~~W~~	119,845	~~W~~	18,533	~~W~~	189,892	~~W~~	6,766	~~W~~	605,596	~~W~~	16,259

46

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(in millions of Korean won)	December 31, 2022
	Receivables						Payables
	Trade receivables		Loans and others		Other receivables		Trade payables		Other payables		Lease liabilities
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	13	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	11,241	~~W~~	—
KT Telecop Co., Ltd.		673		—		382		2,043		25,528		—
KTCS Corporation		173		—		11,221		—		60,045		7
KTIS Corporation		7,634		—		255		—		46,722		—
KT Service Bukbu Co., Ltd.		114		—		6		—		23,105		—
KT Service Nambu Co., Ltd.		—		—		1		—		25,998		—
KT Skylife Co., Ltd.		7,091		—		27,642		—		11,411		—
KTDS Co., Ltd.		1,245		—		1,421		—		107,863		—
KT Estate Inc.		3,011		—		42,267		—		50,563		3,062
Skylife TV Co., Ltd.		23		—		—		—		2,528		—
BC Card Co., Ltd. [1]		323		—		4,201		—		1,077		4
KT Sat Co., Ltd.		1,552		—		—		—		1,724		—
KT Alpha Co., Ltd.		5,869		—		77		—		9,812		—
KT Commerce Inc.		163		—		—		8,017		21,996		—
KT M&S Co., Ltd.		340		8,400		—		—		111,718		—
GENIE Music Corporation		17,308		—		1,106		—		28,658		—
KT M Mobile Co., Ltd.		30,663		—		131		—		6,160		—
Nasmedia, Inc.		3,079		—		3		—		1,522		—
KT MOS Bukbu Co., Ltd.		13		—		829		—		14,086		—
KT MOS Nambu Co., Ltd.		—		—		264		—		14,098		—
KT Engineering Co., Ltd		547		—		620		753		85,174		2
KT Studio Genie Co., Ltd.		8		—		1,442		—		52,912		—
kt cloud Co., Ltd.		15,844		—		2		—		31,816		290
East Telecom LLC		5,048		11,974		—		—		525		—
Others		9,253		—		156		121		26,266		29
Associates and joint ventures
K Bank Inc.		204		—		100,253		—		—		—
Others		124		—		2		—		685		1,666

Total	~~W~~	110,315	~~W~~	20,374	~~W~~	192,281	~~W~~	10,934	~~W~~	773,233	~~W~~	5,060

[1]	As of June 30, 2023, ~~W~~852 million of the unsettled amount (December 31, 2022: ~~W~~1,062 million) in credit card transactions with BC Card Co., Ltd. a related party, is included in trade payables.

47

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(5)	Significant transactions with related parties for the six-month periods ended June 30, 2023 and 2022, are as follows :

(in millions of Korean won)	2023
	Sales				Purchases				Acquisition of right-of-use assets		Finance income		Finance costs		Dividends received
	Operating revenue		Other income		Operating expenses		Others [1]
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	3,397	~~W~~	1	~~W~~	29,649	~~W~~	—	~~W~~	1	~~W~~	—	~~W~~	—	~~W~~	—
KT Telecop Co., Ltd.		3,318		33		82,692		—		—		6		—		—
KTCS Corporation		44,595		2		165,320		—		—		—		—		381
KTIS Corporation		36,163		—		164,839		—		—		—		—		1,224
KT Service Bukbu Co., Ltd.		7,503		—		108,535		—		—		—		—		—
KT Service Nambu Co., Ltd.		7,560		—		125,141		—		—		—		—		—
KT Skylife Co., Ltd.		57,019		8		12,410		—		—		—		—		8,368
KTDS Co., Ltd.		6,210		—		222,850		—		—		1		424		7,560
KT Estate Inc. [1]		27,360		22		41,278		491		24,487		—		—		17,500
Skylife TV Co., Ltd.		7,562		—		5,184		—		—		—		—		—
BC Card Co., Ltd.		4,763		14		16,432		—		—		3		—		11,320
KT Sat Co., Ltd.		3,992		—		5,253		—		—		—		—		7,000
KT Alpha Co., Ltd.		31,776		—		17,246		—		—		1		—		—
KT Commerce Inc. [1]		709		—		41,899		37,819		—		—		—		—
KT M&S Co., Ltd.		145,460		21		126,603		—		—		—		—		—
GENIE Music Corporation		450		—		26,089		—		—		—		—		—
KT M Mobile Co., Ltd.		107,018		22		4,279		—		—		—		—		—
Nasmedia, Co., Ltd.		257		—		1,983		—		—		—		—		3,170
KT MOS Nambu Co., Ltd.		923		—		47,125		—		—		—		—		—
KT MOS Bukbu Co., Ltd.		1,368		—		47,561		—		—		—		—		—
KT Engineering Co., Ltd. [1]		478		—		12,507		52,856		—		—		—		—
KHS Corporation		2		—		4,189		—		—		—		—		—
KT Studio Genie Co., Ltd. [1]		61		—		12,234		41,638		—		—		—		—
kt cloud Co., Ltd.		50,945		—		67,663		—		776		—		5		—
Others [2]		12,359		8		41,930		1		10		—		1		3,045
Associates and joint ventures
K Bank Inc.		1,197		—		74		—		—		1,355		—		—
Others [3]		579		67		2,866		—		34		—		36		1,139

Total	~~W~~	563,024	~~W~~	198	~~W~~	1,433,831	~~W~~	132,805	~~W~~	25,308	~~W~~	1,366	~~W~~	466	~~W~~	60,707

[1]	The amount of acquisition of property, equipment and others is included.
[2]	Transactions with KT Strategic Investment Fund No.2 before it was excluded from subsidiary are included.
[3]	Transactions with KD living Inc. before it was classified as subsidiary are included.

48

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(in millions of Korean won)	2022
	Sales				Purchases				Acquisition of right-of-use assets		Finance income		Finance costs		Dividends received
	Operating revenue		Other income		Operating expenses		Others [1]
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	2,991	~~W~~	3	~~W~~	26,487	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
KT Telecop Co., Ltd.		5,288		—		82,665		—		—		4		—		—
KTCS Corporation		45,885		3		165,999		8		—		—		1		318
KTIS Corporation		34,175		166		157,083		—		—		—		—		1,020
KT Service Bukbu Co., Ltd.		6,644		2		113,137		—		—		—		—		—
KT Service Nambu Co., Ltd.		6,723		2		133,384		—		—		—		—		—
KT Skylife Co., Ltd.		44,179		—		20,902		—		—		3		—		8,368
KTDS Co., Ltd. [1]		7,840		1		225,948		108		—		2		—		4,920
KT Estate Inc.		14,642		—		50,723		—		44		—		332		—
Skylife TV Co., Ltd.		48		—		4,482		—		—		—		—		—
BC Card Co., Ltd.		8,417		4		15,152		—		—		3		—		17,439
KT Sat Co., Ltd.		7,653		—		5,292		—		—		—		—		—
KT Alpha Co., Ltd.		31,965		—		48,529		—		—		1		—		—
KT Commerce Inc. [1]		550		—		61,357		42,994		—		—		—		—
KT M&S Co., Ltd. [1]		169,144		8		119,379		24		—		—		—		—
GENIE Music Corporation		754		—		26,389		—		—		—		—		—
KT M Mobile Co., Ltd.		90,582		—		14,299		—		—		—		—		—
Nasmedia, Co., Ltd.		387		—		2,559		—		—		1		—		3,293
KT MOS Nambu Co., Ltd. [1]		873		—		35,969		97		—		—		—		—
KT MOS Bukbu Co., Ltd.		1,244		—		36,861		—		—		—		—		—
KT Engineering Co., Ltd. [1]		253		—		12,131		76,955		—		—		—		—
KHS Corporation		8		—		5,352		—		—		—		—		—
KT Studio Genie Co., Ltd.		20		—		14,911		—		—		—		—		—
kt cloud Co., Ltd.		27,536		—		26,451		—		—		—		—		—
kt seezn Co., Ltd.		19,691		—		46,290		—		—		—		—		—
Others		12,076		—		35,538		97		—		1		1		243
Associates and joint ventures
K-REALTY CR REITs No.1 [2]		—		—		—		—		—		—		—		45,549
K Bank Inc.		6,967		—		106		—		—		—		—		—
Others		360		70		2,901		2,120		1,916		—		4		8,741

Total	~~W~~	546,895	~~W~~	259	~~W~~	1,490,276	~~W~~	122,403	~~W~~	1,960	~~W~~	15	~~W~~	338	~~W~~	89,891

[1]	The amount of acquisition of property, equipment and others is included.
[2]	Transaction amount until the point when K-REALTY CR REITs No.1 was excluded from associates.

49

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(6)	Key management compensation

Key management compensation for the six-month periods ended June 30, 2023 and 2022, consists of:

(in millions of Korean won)	2023		2022
Salaries and other short-term benefits	~~W~~	619	~~W~~	999
Post-employment benefits		71		163
Stock-based compensation		302		644

Total	~~W~~	992	~~W~~	1,806

(7)	Fund transactions with related parties for the six-month periods ended June 30, 2023 and 2022, are as follows:

(in millions of Korean won)	2023
	Loan transactions				Borrowing transactions[1]				Equity contributions in cash
	Loans		Collections		Borrowings		Refunds
Subsidiaries
KT M&S Co., Ltd.	~~W~~	29,400	~~W~~	32,025	~~W~~	—	~~W~~	—	~~W~~	—
KT Estate Inc.		—		—		29		12,728		—
KT HEALTHCARE VINA COMPANY LIMITED		—		—		—		—		13,001
Others [2]		784		—		—		413		(9,030)
Associates and joint ventures
Telco Credit Bureau Co., Ltd.		—		—		—		—		6,500
KT-IBKC Future Investment Fund 1		—		—		—		—		(910)
Others		—		—		—		155		3,955

Total	~~W~~	30,184	~~W~~	32,025	~~W~~	29	~~W~~	13,296	~~W~~	13,516

[1]	Lease transactions are included in borrowing transactions.
[2]	Transactions with KT Strategic Investment Fund No.2 before it was excluded from subsidiary are included.

(in millions of Korean won)	2022
	Loan transactions				Borrowing transactions[1]				Equity contributions in cash
	Loans		Collections		Borrowings		Refunds
Subsidiaries
KT Strategic Investment Fund 6	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	9,200
KT M&S Co., Ltd.		29,400		31,588		—		—		—
KT Estate Inc.		—		—		44		25,139		—
kt cloud Co., Ltd.		95,900		1,800		—		—		901,504
Others		1,111		—		—		19		1,112
Associates and joint ventures
Megazone Cloud Corporation		—		—		—		—		130,001
IBK-KT Emerging Digital Industry Investment Fund		—		—		—		—		9,000
Others		—		—		1,916		—		11,238

Total	~~W~~	126,411	~~W~~	33,388	~~W~~	1,960	~~W~~	25,158	~~W~~	1,062,055

[1]	Lease transactions are included in borrowing transactions.

50

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(8)	At the end of the reporting period, the Company entered into a credit card agreement with a limit of ~~W~~9,339 million (December 31, 2022: ~~W~~8,995 million) with BC Card Co., Ltd.

(9)	Provision of collateral and Obligation to supplement funds, etc.

The Company has an obligation to invest in Kiamco Data Center Blind Fund, a related party, and others according to the agreement. As of June 30, 2023 the Company is planning to invest an additional ~~W~~46,135 million

51

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

28.	Fair Value

During the period ended June 30, 2023, there have been no significant changes in the business or economic environment that affect the fair value of the Company’s financial assets and liabilities.

(1)	Fair Value of Financial Instruments by Category

Carrying amount and fair value of the financial assets and financial liabilities by category as of June 30, 2023 and December 31, 2022, are as follows :

(in millions of Korean won)	June 30, 2023			December 31, 2022
	Carrying amount		Fair value	Carrying amount		Fair value
Financial assets
Cash and cash equivalents	~~W~~	625,676	[1]	~~W~~	966,307	[1]
Trade and other receivables
Financial assets at amortized cost [2]		3,297,391	[1]		3,453,513	[1]
Financial assets at fair value through other comprehensive income		123,787	123,787		129,124	129,124
Other financial assets
Financial assets at amortized cost		403,833	[1]		416,294	[1]
Financial assets at fair value through profit or loss		390,768	390,768		410,388	410,388
Financial assets at fair value through other comprehensive income		1,365,273	1,365,273		1,214,059	1,214,059
Derivative financial assets for hedging		206,430	206,430		185,989	185,989

Total	~~W~~	6,413,158		~~W~~	6,775,674

Financial liabilities
Trade and other payables [3]	~~W~~	4,428,797	[1]	~~W~~	5,390,106	[1]
Borrowings		7,337,066	6,933,549		7,495,561	6,968,828
Other financial liabilities
Financial liabilities at fair value through profit or loss		9,438	9,438		5,164	5,164
Derivative financial liabilities for hedging		16,795	16,795		32,402	32,402

Total	~~W~~	11,792,096		~~W~~	12,923,233

[1]	The Company did not conduct a fair value estimation since the book amount is a reasonable approximation of fair value.
[2]	Lease receivables are excluded from fair value in accordance with Korean IFRS 1107.
[3]	Amounts related to employee benefit plans are included in trade and other payables at the end of the previous year.

52

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(2)	Fair Value Hierarchy

Assets measured at fair value are categorized within the fair value hierarchy, and the defined levels are as follows :

•	Level 1: The quoted (unadjusted) price in active markets for identical assets or liabilities that an entity can access at the measurement date.

•	Level 2: All inputs other than quoted prices included in Level 1 that are observable, either directly or indirectly, for the asset or liability.

•	Level 3: The unobservable inputs for the asset or liability.

Fair value hierarchy classifications of financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as of June 30, 2023 and December 31, 2022, are as follows:

(in millions of Korean won)	June 30, 2023
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	123,787	~~W~~	—	~~W~~	123,787
Other financial assets
Financial assets at fair value through profit or loss		—		—		390,768		390,768
Financial assets at fair value through other comprehensive income		1,165,539		—		199,734		1,365,273
Derivative financial assets for hedging		—		206,430		—		206,430

Total	~~W~~	1,165,539	~~W~~	330,217	~~W~~	590,502	~~W~~	2,086,258

Liabilities
Borrowings	~~W~~	—	~~W~~	6,933,549	~~W~~	—	~~W~~	6,933,549
Other financial liabilities
Financial liabilities at fair value through profit or loss		—		—		9,438		9,438
Derivative financial liabilities for hedging		—		16,795		—		16,795

Total	~~W~~	—	~~W~~	6,950,344	~~W~~	9,438	~~W~~	6,959,782

53

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(in millions of Korean won)	December 31, 2022
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	129,124	~~W~~	—	~~W~~	129,124
Other financial assets
Financial assets at fair value through profit or loss		—		—		410,388		410,388
Financial assets at fair value through other comprehensive income		1,015,606		—		198,453		1,214,059
Derivative financial assets for hedging		—		185,989		—		185,989

Total	~~W~~	1,015,606	~~W~~	315,113	~~W~~	608,841	~~W~~	1,939,560

Liabilities
Borrowings	~~W~~	—	~~W~~	6,968,828	~~W~~	—	~~W~~	6,968,828
Other financial liabilities
Financial liabilities at fair value through profit or loss		—		—		5,164		5,164
Derivative financial liabilities for hedging		—		32,402		—		32,402

Total	~~W~~	—	~~W~~	7,001,230	~~W~~	5,164	~~W~~	7,006,394

54

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(3)	Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

1)	Details of transfers between Level 1 and Level 2 of the fair value hierarchy for recurring fair value measurements.

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for recurring fair value measurements.

2)	Details of changes in Level 3 of the fair value hierarchy for recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for recurring fair value measurements for the six-month periods ended June 30, 2023 and 2022 are as follows:

(in millions of Korean won)	June 30, 2023
	Financial assets				Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	410,388	~~W~~	198,453	~~W~~	5,164
Amount recognized in profit or loss		(20,643)		—		4,274
Acquisitions		2,195		—		—
Transfers		—		1,287		—
Disposals		(1,172)		(6)		—

Ending balance	~~W~~	390,768	~~W~~	199,734	~~W~~	9,438

(in millions of Korean won)	June 30, 2022
	Financial assets						Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	299,263	~~W~~	190,821	~~W~~	31,565	~~W~~	5,329
Amount recognized in profit or loss		15,366		—		42,851		—
Amount recognized in other comprehensive income		—		—		(22,828)		—
Acquisitions		65,551		4,646		—		—
Disposals		(89)		—		—		—

Ending balance	~~W~~	380,091	~~W~~	195,467	~~W~~	51,588	~~W~~	5,329

55

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(4)	Valuation Methods

Valuation methods used in recurring fair value measurements categorized within Level 2 and Level 3 of the fair value hierarchy as of June 30, 2023 and December 31, 2022, are as follows :

(in millions of Korean won)	June 30, 2023
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	123,787	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		390,768	3	DCF Model, Adjusted Net Asset Model, Binomial Option Pricing Model, Monte Carlo Simulation
Financial assets at fair value through other comprehensive income		199,734	3	Market Approach Model
Derivative financial assets for hedging		206,430	2	DCF Model
Liabilities
Borrowings		6,933,549	2	DCF Model
Other financial liabilities
Financial liabilities at fair value through profit or loss		9,438	3	Binomial Option Pricing Model, Monte Carlo Simulation
Derivative financial liabilities for hedging	~~W~~	16,795	2	DCF Model

56

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

(in millions of Korean won)	December 31, 2022
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	129,124	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		410,388	3	DCF Model, Adjusted Net Asset Model, Binomial Option Pricing Model, Monte Carlo Simulation
Financial assets at fair value through other comprehensive income		198,453	3	Market Approach Model
Derivative financial assets for hedging		185,989	2	DCF Model
Liabilities
Borrowings	~~W~~	6,968,828	2	DCF Model
Other financial liabilities
Financial liabilities at fair value through profit or loss		5,164	3	Binomial Option Pricing Model, Monte Carlo Simulation
Derivative financial liabilities for hedging		32,402	2	DCF Model

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Company uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the Chief Financial Officer (CFO) and discuss the valuation processes and results with the CFO in line with the Company’s closing dates.

(6)	Gains and Losses on Valuation at the Transaction Date

In the case that the Company values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by valuation methods using such data differs from the transaction price, then the fair value of the financial instrument is recognized at the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case that the inputs of the valuation method become observable in markets, the remaining deferred difference is immediately recognized in full in profit or loss.

In relation to this, details and changes of the total deferred difference for the six-month periods ended June 30, 2023 and 2022, are as follows :

(in millions of Korean won)	2023		2022
	Derivatives used for hedging		Derivatives used for hedging
Beginning balance	~~W~~	—	~~W~~	831
Recognized at fair value through profit or loss		—		(713)

Ending balance	~~W~~	—	~~W~~	118

57

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2023 and 2022 (Unaudited), and December 31, 2022

29.	Events After the Reporting Period

The Company has issued the following bonds after June 30, 2023.

(in millions of Korean won)	Issue date	Face value	Nominal interest rate	Maturity
The 199-1st Public bond	2023-07-12	85,000	4.030%	2025-07-11
The 199-2nd Public bond	2023-07-12	160,000	4.150%	2026-07-10
The 199-3rd Public bond	2023-07-12	155,000	4.220%	2028-07-12

58